UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

COUGAR BIOTECHNOLOGY, INC.
(Name of Subject Company)

COUGAR BIOTECHNOLOGY, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

222083107
(CUSIP Number of Class of Securities)

Alan H. Auerbach
Chief Executive Officer
10990 Wilshire Blvd, Suite 1200
Los Angeles, California 90024
(310) 943-8040
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Charles K. Ruck
B. Shayne Kennedy
Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Cougar Biotechnology, Inc., a Delaware corporation (the “Company” or “Cougar”). The address and telephone number of the Company’s principal executive offices are 10990 Wilshire Blvd, Suite 1200, Los Angeles, California 90024, (310) 943-8040.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, par value $0.0001 per share, of the Company (the “Shares”). As of June 2, 2009, approximately 20,791,368 Shares were issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The Company is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, address and telephone number are set forth in Item 1 above. The Company’s website is www.cougarbiotechnology.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Johnson & Johnson, a New Jersey corporation, and Kite Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Johnson & Johnson (“Purchaser”), pursuant to which Purchaser has offered to purchase all of the outstanding Shares, at a price of $43.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated June 5, 2009 and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, the “Schedule TO”) filed by Johnson & Johnson and Purchaser with the Securities and Exchange Commission (the “SEC”) on June 5, 2009. The Offer to Purchase and related Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

This Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 21, 2009 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among Johnson & Johnson, Purchaser and Cougar. The Merger Agreement provides, among other things, that following the time Purchaser accepts for payment any Shares tendered and not validly withdrawn pursuant to the Offer (the “Completion of the Offer”), Purchaser will be merged with and into Cougar (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Contemplated Transactions”) upon the terms and conditions set forth in the Merger Agreement. As a result of the Merger, the Shares that are not acquired in the Offer will be converted into the right to receive the Offer Price (net to the stockholder in cash, without interest and less any required withholding taxes). Following the effective time of the Merger (the “Completion of the Merger”), Cougar will continue as a direct or indirect wholly-owned subsidiary of Johnson & Johnson (after the Completion of the Merger, Cougar is sometimes referred to herein as the “Surviving Corporation”). A copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9.

The initial expiration date of the Offer is midnight, New York City time, on Thursday, July 2, 2009 (which is the end of the day on July 2, 2009), subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

According to the Schedule TO, the business address and telephone number for Johnson & Johnson and Purchaser are One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933, (732) 524-6400.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, and in the Information Statement of the Company (the “Information Statement”) filed as Annex I to this Schedule 14D-9 (and incorporated by reference into this Item 3), to the knowledge of Cougar, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, understandings, or any actual or potential conflicts of interest between (i) Cougar, its executive officers, directors or affiliates, and (ii) Johnson & Johnson, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to Cougar’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Johnson & Johnson’s right to designate persons to Cougar’s board of directors (the “Board of Directors”) other than at a meeting of the stockholders of the Company.

Arrangements between Cougar and Johnson & Johnson and Purchaser.

Merger Agreement.

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to the Schedule TO, are incorporated in this Schedule 14D-9 by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among Cougar, Johnson & Johnson and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Cougar’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Cougar or Johnson & Johnson in Cougar’s or Johnson & Johnson’s public reports filed with the SEC. In particular, the Merger Agreement and summary of the Merger Agreement contained in the Offer to Purchase are not intended to be, and should not be, relied upon as disclosures regarding any facts or circumstances relating to Cougar or Johnson & Johnson. The representations and warranties contained in the Merger Agreement were not prepared to establish facts, but rather have been negotiated with the principal purpose of (i) establishing the circumstances under which Purchaser may have the right not to complete the Offer, or Johnson & Johnson or Cougar may have the right to terminate the Merger Agreement, in each case where the representations and warranties of Cougar or Johnson & Johnson, as applicable, prove to be untrue due to a change in circumstance or otherwise, and (ii) allocating risk between the parties. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to information provided to stockholders.

Confidentiality Agreement.

Johnson & Johnson and Cougar entered into a confidentiality agreement, dated November 14, 2008 (the “Confidentiality Agreement”), during the course of discussions between such parties regarding a potential corporate partnering relationship. Under the Confidentiality Agreement, each party agreed, subject to certain exceptions, to keep non-public information concerning the other party confidential. Johnson & Johnson agreed to a standstill provision placing restrictions on, among other things, the ability of Johnson & Johnson and its affiliates to acquire or propose to acquire voting securities of Cougar or enter into or propose to enter into a merger or certain other business combination transactions involving Cougar unless invited to do so by Cougar. A copy of the Confidentiality Agreement has been included as Exhibit (e)(3) to this Schedule 14D-9.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Cougar’s executive officers and the members of its Board of Directors may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from or in addition to those of Cougar’s stockholders generally. These interests may create potential conflicts of interest. The Board of Directors was aware of these interests and considered them, among other things, in reaching its decision to approve the Merger Agreement and the Contemplated Transactions.

For further information with respect to the arrangements between Cougar and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement under the headings “Certain Relationships and Related Transactions”; “Director Compensation”; “2008 Director Compensation Table”; “Ownership of Company Common Stock by Directors and Executive Officers”; “Compensation Discussion and Analysis”; “2008 Summary Compensation Table”; “2008 Grants of Plan-Based Awards Table”; “2008 Outstanding Equity Awards at Fiscal Year-End Table”; and “2008 Potential Payments Upon Termination or Change of Control Table.”

Cash Payable for Outstanding Shares Pursuant to the Offer.

If the directors and executive officers of Cougar who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Cougar. As of June 2, 2009, the directors and executive officers of Cougar beneficially owned, in the aggregate, 667,113 Shares, excluding Shares issuable upon exercise of Options and Warrants which are discussed below. If the directors and executive officers were to tender all 667,113 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors and officers would receive an aggregate of $28,685,859 in cash pursuant to tenders into the Offer. The beneficial ownership of Shares of each director and officer is further described in the Information Statement under the heading “Certain Information Concerning the Company — Ownership of Company Common Stock by Directors and Executive Officers.”

Company Stock Options.

The Company’s 2003 Stock Option Plan, as amended (the “Company Stock Plan”), generally provides that upon the occurrence of a change of control of Cougar such as the Completion of the Offer, all options to purchase Shares granted or awarded under the Company Stock Plan (“Options”) will vest and become exercisable. The Company Stock Plan also provides that upon such change of control, the Compensation Committee of the Board of Directors may terminate all such Options and pay to the holder of such Options cash in an amount equal to the excess of the fair market value of each such Share over the exercise price per Share of the Option.

Under the Merger Agreement, Cougar agreed to cause all Options outstanding immediately prior to the Completion of the Offer to vest, become fully exercisable, and be cancelled and terminated. The holders of such Options will become entitled to receive an amount equal to the product of (A) the excess, if any, of the Offer Price over the exercise price per Share of such Options and (B) the number of Shares subject to the exercisable portion of such Option in cash, without interest and less any required withholding taxes (such amount, the “Option Spread Value”). The Option Spread Value will be paid to each holder of Options as soon as practicable after the Completion of the Merger. If the exercise price of any Option equals or exceeds the Offer Price, such Option will be cancelled without payment of additional consideration, and all rights with respect to such Option will terminate as of the Completion of the Offer.

The table below sets forth information regarding the Options held by Cougar’s directors and executive officers as of June 2, 2009 having an exercise price per Share less than $43.00 that would be exchanged at the Completion of the Offer into the right to receive the Option Spread Value, assuming that the Completion of the Offer occurs on July 2, 2009 for purposes of determining the number of options subject to accelerated vesting.

			Unvested Options
	Vested Options		to be Accelerated and
	to be Converted to the		Converted to the
	Option Spread Value		Option Spread Value
		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
Name	Shares	Per Share	Shares	Per Share

Alan H. Auerbach	879,663	$5.34	246,535	$19.48
Charles R. Eyler	63,411	6.98	55,000	29.06
Arturo Molina, M.D., MS, FACP	80,000	21.05	145,000	26.90
Richard B. Phillips, Ph.D.	30,000	4.50	140,000	26.51
Arie S. Belldegrun, M.D., FACS	584,032	3.71	109,999	6.55
Russell H. Ellison, M.D., MSc	30,001	11.58	19,999	15.75
Thomas R. Malley	23,334	24.65	16,666	25.73
Harold J. Meyers	78,412	5.20	9,999	27.01
Michael S. Richman	40,001	9.81	9,999	27.01
Samuel R. Saks, M.D.	10,000	23.41	35,000	23.41

The table below sets forth the Option Spread Value of the Options held by Cougar’s directors and executive officers as of June 2, 2009, that will be paid following Completion of the Merger, assuming that the Completion of the Offer occurs on July 2, 2009 for purposes of determining the number of options subject to accelerated vesting.

	Option Spread Value	Option Spread Value
	from Vested	from Unvested	Total Option Spread
Name	Options	Options	Value

Alan H. Auerbach	$33,124,664	$5,799,473	$38,924,136
Charles R. Eyler	2,284,174	766,750	3,050,924
Arturo Molina, M.D., MS, FACP	1,756,000	2,335,150	4,091,150
Richard B. Phillips, Ph.D.	1,155,000	2,309,100	3,464,100
Arie S. Belldegrun, M.D., FACS	22,947,420	4,009,917	26,957,337
Russell H. Ellison, M.D., MSc	942,483	544,917	1,487,400
Thomas R. Malley	428,143	287,757	715,900
Harold J. Meyers	2,964,156	159,917	3,124,074
Michael S. Richman	1,327,483	159,917	1,487,400
Samuel R. Saks, M.D.	195,900	685,650	881,550

Company Warrants.

The Merger Agreement provides that at the Completion of the Merger, all warrants to purchase Shares (the “Warrants”) whether or not then exercisable, will be exchanged, or become exercisable for, an amount equal to the product of (i) the excess, if any, of the Offer Price over the exercise price per Share of such Warrant and (ii) the number of Shares subject to the exercisable portion of such Warrant in cash, without interest and less any required withholding taxes (such amount, the “Warrant Spread Value”). None of the Warrants were subject to vesting and all the Warrants were exercisable on May 21, 2009 when the Merger Agreement was signed.

The table below sets forth information regarding Warrants held by Cougar’s directors and executive officers as of June 2, 2009 having an exercise price per Share less than $43.00 that would be exchanged or become exercisable for the Warrant Spread Value at the Completion of the Merger.

		Exercise	Total Warrant
	Number of	Price of	Spread
Name	Warrants	Warrants	Value

Arie S. Belldegrun, M.D., FACS	35,699	$8.28	$1,239,469

Agreements with Cougar’s Chief Executive Officer.

On September 26, 2008, Cougar and Alan H. Auerbach, Chief Executive Officer and President of the Company, entered into an Amended and Restated Employment Agreement (the “Prior CEO Agreement”) that provided a number of benefits to Mr. Auerbach upon a change of control of Cougar, including upon Completion of the Offer. On May 21, 2009, the Company amended and restated the Prior CEO Agreement (as amended and restated, the “Revised CEO Agreement”) to enhance some of the benefits Mr. Auerbach would receive upon a change of control of Cougar, including upon Completion of the Offer. Also on May 21, 2009, Johnson & Johnson, Cougar and Mr. Auerbach entered into a Retention Agreement (the “Retention Agreement”) as a condition to the execution of the Merger Agreement which added certain conditions and restrictions to the Revised CEO Agreement that would apply to the benefits Mr. Auerbach would receive upon Completion of the Offer or Completion of the Merger. These provisions do not apply to any other change of control of Cougar because the Retention Agreement is of no force or effect if the Merger Agreement is terminated. Each of these agreements is discussed below.

Prior CEO Agreement.  Under the terms of the Prior CEO Agreement, Mr. Auerbach was entitled to receive the following payments and benefits relating to a change of control of Cougar, including upon Completion of the Offer:

•	Mr. Auerbach was entitled to receive a bonus payment in the amount of $2,000,000 (the “Milestone Bonus”) if the aggregate value of the Company’s issued and outstanding capital stock (determined on a fully diluted basis) was at least $1 billion (i) for at least twenty consecutive business days or (ii) on average over thirty consecutive business days. Based on the current trading price of the Shares and the Offer Price, it is likely that Mr. Auerbach will earn the Milestone Bonus before the Completion of the Merger.

•	If Mr. Auerbach’s employment was terminated by Cougar without “Cause” (as defined in the Prior CEO Agreement) during the period beginning 60 days prior to and ending 12 months after a change of control of Cougar, including Completion of the Offer, then he would have been entitled to the following severance benefits:

•	Cash equal to the sum of (i) two times his then current base salary, (ii) the amount of any earned but unpaid Milestone Bonus, (iii) the maximum amount of the discretionary bonus for which he was eligible in the year of termination, and (iv) the cash value of any accrued but unused vacation;

•	Immediate and fully accelerated vesting of all unvested Options held by Mr. Auerbach, which would remain exercisable for a period of 12 months following such termination; and

•	Continued health care benefits for Mr. Auerbach and his eligible dependents for 12 months following such termination.

•	Mr. Auerbach was entitled to an additional tax gross-up payment if any amounts paid or payable to him would be subject to the excise tax on excess parachute payments under Section 4999 of the Internal Revenue Code (the “Code”).

All benefits under the Prior CEO Agreement described above (other than the amount of any earned but unpaid Milestone Bonus, discretionary bonus, base salary or cash value of accrued but unused vacation) were subject to Mr. Auerbach’s execution of a general release of claims in favor of Cougar.

Revised CEO Agreement.  The Prior CEO Agreement was amended and restated by the Revised CEO Agreement. Under the terms of the Revised CEO Agreement, Mr. Auerbach was entitled to receive the same payments and benefits he would have received under the Prior CEO Agreement in the event of a change of control of Cougar, including the Completion of the Offer, with certain modifications and adjustments discussed below:

•	The end of the qualifying employment termination period for Mr. Auerbach’s receipt of the severance payments and benefits described above was extended from 12 months to 18 months after a change of control of Cougar, including Completion of the Offer;

•	The period of continued health care benefits for Mr. Auerbach and his eligible dependents was extended from 12 months to 18 months following a qualifying termination; and

•	Mr. Auerbach receives the severance payments and benefits described above in the event he terminates his employment for “Good Reason” (as defined in the Revised CEO Agreement) during the qualifying employment termination period.

Retention Agreement.  The Revised CEO Agreement was further amended by the Retention Agreement. Under the Retention Agreement, (a) Cougar has agreed not to terminate Mr. Auerbach’s employment other than for “Cause” (as defined in the Prior CEO Agreement) prior to the Completion of the Merger and (b) Mr. Auerbach has agreed not to terminate his employment other than for “Good Reason” (as defined in the Retention Agreement, which generally refers to the definition in the Revised CEO Agreement, but excludes a provision relating to material diminution in Mr. Auerbach’s authorities, duties or responsibilities) prior to Completion of the Merger.

The Retention Agreement provides that in the event Mr. Auerbach’s employment is terminated within 6 months after Completion of the Merger for any reason other than (a) by Cougar for Cause, (b) by Mr. Auerbach other than for Good Reason, or (c) due to his death or disability, Mr. Auerbach shall be entitled to the following severance compensation and benefits (subject to his execution of a general release of claims against Cougar, Johnson & Johnson and their affiliates):

•	A lump-sum cash payment equal to the sum of (i) two times his base salary of $470,000, (ii) the amount of any earned but unpaid Milestone Bonus, (iii) the maximum amount of the discretionary bonus for which Mr. Auerbach was eligible in the year of termination, and (iv) the cash value of any accrued but unused vacation (collectively, the “Cash CIC Benefits”);

•	Continued health care benefits for Mr. Auerbach and his eligible dependents for 18 months following such termination; and

•	An additional tax gross-up payment if any amounts paid or payable to him would be subject to the excise tax on excess parachute payments under the Code, as provided under the Revised CEO Agreement.

The Retention Agreement further provides that if Mr. Auerbach remains an active full-time employee of Cougar, Johnson & Johnson or their respective subsidiaries through the six-month anniversary of the Completion of the Merger, he will receive a lump-sum cash payment equal to the Cash CIC Benefits (subject to his execution of a general release of claims against Cougar, Johnson & Johnson and their affiliates). This payment is subject to Mr. Auerbach’s compliance with the confidentiality, non-solicitation and non-disparagement covenants of the employment agreement and the non-competition covenant of the Retention Agreement (as described below). In the event of his termination for any reason other than by Cougar for Cause, Mr. Auerbach will receive health care continuation benefits for a period of 18 months from the date of termination.

The Retention Agreement also includes a non-competition covenant whereby Mr. Auerbach shall not have any “Relationship” (as defined in the Retention Agreement) with any person other than Johnson & Johnson, in any area in the world for which he had responsibilities on behalf of Cougar during the last 24 months of his association with Johnson & Johnson or its subsidiaries (including Cougar), in the course of which he engages in or assists any such person with respect to:

•	the field of steroidal enzyme 17a-hydroxylase/C17,20 lyase inhibition regardless of indication, during the period from the Completion of the Merger until the second anniversary of Mr. Auerbach’s last day of his association with Johnson & Johnson or its subsidiaries (including Cougar); or

•	the area of hormone refractory prostate cancer (castration resistant prostate cancer), during the period from the Completion of the Merger until the first anniversary of Mr. Auerbach’s last day of his association with Johnson & Johnson or its subsidiaries (including Cougar).

The foregoing summary of agreements with Cougar’s Chief Executive Officer is qualified in its entirety by reference to the Revised CEO Agreement and the Retention Agreement, which are included as Exhibits (e)(5) and (e)(6) to this Schedule 14D-9 and are incorporated herein by reference.

Severance Plan.

On May 21, 2009, Cougar adopted the Cougar Biotechnology, Inc. Severance Plan (the “Severance Plan”), which is effective upon Completion of the Offer, for purposes of providing eligible participants with severance benefits upon a qualifying termination in connection with the Offer or the Merger. Participation in the Severance Plan is limited to the nine employees of Cougar who hold the title of Vice President or above as of May 21, 2009, excluding Mr. Auerbach. These participants include Mr. Eyler, Dr. Phillips and Dr. Molina, who are executive officers of Cougar.

In the event that a participant’s employment with Cougar is terminated either by Cougar without “Cause” (as defined in the Severance Plan) or by the Participant for “Good Reason” (as defined in the Severance Plan), in each case, within 12 months after Completion of the Offer, the participant shall receive (subject to the participant’s execution of a general release of claims against Cougar and its affiliates, including Johnson & Johnson):

•	A lump-sum cash payment equal to the sum of (A) 18 months of the participant’s annual base salary, and (B) the participant’s prorated target bonus for the partial fiscal year of Cougar in which the date of termination occurs; and

•	Health care continuation benefits at the same premium cost to the participant as in effect for similarly situated active employees of Cougar generally for a period of 18 months from the date of termination.

Under the terms of the Severance Plan, if it is determined that any payment or benefit would constitute a parachute payment under Section 280G of the Code and would be subject to the excise tax imposed by Section 4999 of the Code, then such payments or benefits under the plan will be reduced to the extent necessary so that no portion thereof shall be subject to the excise tax imposed by Section 4999 of the Code but only if, by reason of such reduction, the net after-tax benefit received by the participant will exceed the net after-tax benefit received by such participant if no such reduction was made.

The foregoing summary is qualified in its entirety by reference to the Severance Plan which is included as Exhibit (e)(7) to this Schedule 14D-9 and is incorporated herein by reference.

Transaction Incentive Bonus Plan.

On May 21, 2009, Cougar adopted the Cougar Biotechnology, Inc. Transaction Incentive Bonus Plan (the “Incentive Bonus Plan”), which is effective upon Completion of the Offer, for purposes of providing eligible employees with a cash bonus subject to Completion of the Offer. All employees of Cougar on May 21, 2009, other than Mr. Auerbach, were selected by the Compensation Committee of the Board of Directors to be eligible to participate in the Incentive Bonus Plan, including Mr. Eyler, Dr. Phillips and Dr. Molina, who are executive officers of Cougar.

The aggregate amount of bonuses that may become payable to all participants under the Incentive Bonus Plan shall not exceed $2,000,000. Upon Completion of the Offer, if (a) the participant remains employed by

Cougar through the Completion of the Offer, and (b) Cougar’s Chief Executive Officer, in his sole discretion, makes a subjective determination that the participant has achieved minimum satisfactory performance in accomplishing the Completion of the Offer, the participant will be eligible to receive a bonus payment equal to the sum of (x) a fixed bonus amount, if any, approved by the Compensation Committee of the Board of Directors and allocated in advance to such participant (provided that the aggregate fixed amounts payable to all participants shall not exceed $1,650,000), and (y) a discretionary amount, if any, to be determined upon the Completion of the Offer by Cougar’s Chief Executive Officer, in his sole discretion, based on the participant’s performance in accomplishing the Completion of the Offer, not to exceed the lesser of $100,000 or the participant’s target annual bonus for 2009 (provided that the aggregate discretionary amounts payable to all participants shall not exceed $350,000). Mr. Eyler’s fixed bonus allocation under the Incentive Bonus Plan is $250,000 and Dr. Phillips’ fixed bonus allocation is $125,000. Mr. Eyler and Drs. Phillips and Molina have a maximum possible discretionary bonus allocation of $75,000, $77,250 and $100,000, respectively.

Under the terms of the Incentive Bonus Plan, if it is determined that any payment or benefit would constitute a parachute payment under Section 280G of the Code and would be subject to the excise tax imposed by Section 4999 of the Code, then such payments or benefits under the plan will be reduced to the extent necessary so that no portion thereof shall be subject to the excise tax imposed by Section 4999 of the Code but only if, by reason of such reduction, the net after-tax benefit received by the participant will exceed the net after-tax benefit received by such participant if no such reduction was made.

The foregoing summary is qualified in its entirety by reference to the Incentive Bonus Plan which is included as Exhibit (e)(8) to this Schedule 14D-9 and is incorporated herein by reference.

Scientific Advisory Agreement.

Under the terms of a Scientific Advisory Agreement dated January 1, 2004, as amended on August 24, 2004 (the “Scientific Advisory Agreement”), between Arie S. Belldegrun and Cougar, Dr. Belldegrun receives $200,000 per year to serve as the Chairman of Cougar’s Scientific Advisory Board and as a member of the Board of Directors. In the event Cougar terminates the Scientific Advisory Agreement other than for reasons of gross negligence, willful misconduct or fraud on the part of Dr. Belldegrun, Cougar must pay Dr. Belldegrun a lump sum of the unpaid amounts owed to him for the remainder of the calendar year in which the termination occurs.

The foregoing summary is qualified in its entirety by reference to the Scientific Advisory Agreement which is included as Exhibit (e)(10) and (e)(11) to this Schedule 14D-9 and is incorporated herein by reference.

Summary of Certain Payments and Benefits Relating to the Offer.

The table below contains a summary of the value of certain material payments and benefits payable to Cougar’s executive officers and directors described in this section under the heading “— Arrangements between the Company and its Executive Officers, Directors and Affiliates.” The table excludes payments that may be made for (i) outstanding Shares that are tendered for purchase pursuant to the Offer, (ii) the Option Spread Value for Options that will be vested on July 2, 2009, which is the scheduled expiration of the Offer and (iii) the Warrant Spread Value for Warrants. Amounts shown in the table are estimates and assume, among other things, that each executive officer or director with Cougar will have a qualifying termination of his employment on July 6, 2009, after Completion of the Offer. These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with terms of the related agreement, plan or arrangement and may materially differ from these estimates.

	Severance	Bonus	Health	Tax Gross-Up /	Option Spread
	Payments	Payments	Benefits	(Scaleback)	Value from
Executive Officer / Director	[1]	[2]	[3]	[4]	Unvested Options	Total

Alan H. Auerbach	$1,175,000	$2,000,000	$9,443	$1,846,132	$5,799,473	$10,830,048
Charles R. Eyler	440,342	250,000	29,656	(209,098)	766,750	1,277,650
Arturo Molina, M.D., MS, FACP	527,047	0	27,557	0	2,335,150	2,889,754
Richard B. Phillips, Ph.D.	419,901	125,000	54,856	0	2,309,100	2,908,857
Arie S. Belldegrun, M.D., FACS	96,774	0	0	0	4,009,917	4,106,691
Russell H. Ellison, M.D., MSc	0	0	0	0	544,917	544,917
Thomas R. Malley	0	0	0	0	287,757	287,757
Harold J. Meyers	0	0	0	0	159,917	159,917
Michael S. Richman	0	0	0	0	159,917	159,917
Samuel R. Saks, M.D.	0	0	0	0	685,650	685,650

1.	For Mr. Auerbach, this represents the estimated amount equal to two times his base salary of $470,000 plus the maximum amount of the discretionary bonus for which he is eligible for 2009 that may be paid to him under the Revised CEO Agreement, as amended by the Retention Agreement, as described under “— Agreements with Cougar’s Chief Executive Officer.” For each of Mr. Eyler and Drs. Molina and Phillips, this represents the estimated lump-sum cash payment that may be paid to him under the Severance Plan, as described under “— Severance Plan.” For Dr. Belldegrun, this represents an estimate of the amounts that may be paid to him upon termination of his Scientific Advisory Agreement with Cougar, whether or not such termination occurs in connection with a change of control, as described under “— Scientific Advisory Agreement”. Actual benefits paid may materially differ from these estimates.

2.	For Mr. Auerbach, this represents the Milestone Bonus that may be paid to him under the Revised CEO Agreement, as amended by the Retention Agreement, as described under “— Agreements with Cougar’s Chief Executive Officer.” For each of Mr. Eyler and Dr. Phillips, this represents the amount of fixed bonus allocation that may be paid to him under the Incentive Bonus Plan, as described under “— Transaction Incentive Bonus Plan,” and assumes that no discretionary amounts will be paid to him. Actual benefits paid may materially differ from these estimates.

3.	For Mr. Auerbach, this represents the estimated cost of continued health benefits that may be provided to him pursuant the Revised CEO Agreement, as amended by the Retention Agreement, as described under “— Agreements with Cougar’s Chief Executive Officer.” For each of Mr. Eyler and Drs. Molina and Phillips, this represents the estimated cost of continued health benefits that may be provided to him pursuant the Severance Plan, as described under “— Severance Plan.” Actual benefits paid may materially differ from these estimates.

4.	For Mr. Auerbach, this represents the estimated excise tax gross-up payment that may be paid to him under the Revised CEO Agreement, as amended by the Retention Agreement, as described under “— Agreements with Cougar’s Chief Executive Officer.” For Mr. Eyler, this represents the estimated reduction in payments that may be applied to him under the Severance Plan and the Incentive Bonus Plan as necessary so that no portion of thereof shall be subject to the excise tax imposed by Section 4999 of the Code, as described under “— Severance Plan,” and “— Transaction Incentive Bonus Plan.” Actual benefits paid may materially differ from these estimates.

Tender and Support Agreements.

On May 21, 2009, in connection with the Offer, Horizon BioMedical Ventures, LLC, Arie S. Belldegrun, Vice Chairman of the Board of Directors, and Alan H. Auerbach, Chief Executive Officer and President of Cougar (together, the “Supporting Stockholders”), each in their capacity as stockholders of Cougar, entered into Tender and Support Agreements with Johnson & Johnson and Purchaser (the “Support Agreements”).

Under the terms of the Support Agreements, the Supporting Stockholders have agreed to tender all Shares now or hereafter acquired by them to Purchaser in connection with the Offer. The Supporting Stockholders have also agreed to vote such Shares in support of the Merger in the event stockholder approval is required to consummate the Merger. As of June 2, 2009, the Supporting Stockholders held 3,832,098 Shares, or approximately 18.4% of the outstanding Shares on June 2, 2009. In addition, the Supporting Stockholders hold options and warrants which are exercisable on or prior to July 2, 2009, the currently scheduled expiration date of the Offer, to acquire an additional 1,499,394 Shares. The Supporting Stockholders are not obligated to exercise these options or warrants, but they have agreed to tender in the Offer any Shares issuable upon such exercise. The Support Agreements terminate in the event that the Merger Agreement is terminated in accordance with its terms. Each of the Support Agreements is substantially the same as the Form of Tender and Support Agreement, which is included as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Indemnification Agreements.

On May 20, 2009, Cougar entered into indemnification agreements with each of its directors and executive officers, and one other member of senior management (the “Indemnification Agreements”). The Indemnification Agreements provide rights that supplement those provided under the DGCL and in Cougar’s certificate of incorporation. The Indemnification Agreements provide for the indemnification of the director, officer or senior manager for certain reasonable expenses and liabilities incurred in connection with any action, suit, or proceeding to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee or agent of Cougar, by reason of any action or inaction by them while serving as an officer, director, employee or agent or by reason of the fact that they were serving at Cougar’s request as a director, officer, employee or agent of another entity. Under the Indemnification Agreements, indemnification will only be provided in situations where the indemnified parties acted in good faith and in a manner they reasonably believed to be in, or not opposed to, Cougar’s best interest, and, with respect to any criminal action or proceeding, in situations where they had no reasonable cause to believe the conduct was unlawful. In the case of an action or proceeding by or in the right of Cougar or its subsidiary, no indemnification will be provided for any claim where a court determines that the indemnified party is liable to Cougar, unless the court determines that the director, officer or senior manager is fairly and reasonably entitled to indemnification.

The foregoing summary is qualified in its entirety by the Form of Indemnification Agreement, which is included as Exhibit (e)(9) to this Schedule 14D-9 and is incorporated herein by reference. Each of the Indemnification Agreements is substantially the same as the Form of Indemnification Agreement.

Merger Agreement.

As described below, Cougar’s executive officers and the members of its Board of Directors may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from or in addition to those of Cougar or Cougar’s stockholders generally. The Board of Directors was aware of these interests and considered them, among other things, in reaching its decision to approve the Merger Agreement and the Contemplated Transactions.

Representation on the Board of Directors.

The Merger Agreement provides that, after the Completion of the Offer, Purchaser will be entitled to elect or designate to serve on the Board of Directors the number of directors (rounded up to the next whole number) determined by multiplying the total number of directors on the Board of Directors (giving effect to the directors elected or designated by Purchaser pursuant to this sentence) by a fraction having a numerator equal to the aggregate number of Shares then beneficially owned by Johnson & Johnson or Purchaser (including Shares accepted for payment pursuant to the Offer and any Top-Up Option (as defined below) Shares), and having a denominator equal to the total number of Shares then issued and outstanding. Upon request from Purchaser, Cougar has agreed to take all actions reasonably necessary, including seeking and accepting resignations of incumbent directors, and if such resignations are not obtained, increasing the size of the Board, to enable Purchaser’s designees to be elected or designated to the Board of Directors. From and after the Completion of the Offer, to the extent requested by Purchaser, Cougar must also use commercially reasonable efforts to cause the individuals designated by Purchaser to constitute the number of members (rounded up to the next whole number), as permitted by applicable law and the NASDAQ Marketplace Rules, on (i) each committee of the Board of Directors and (ii) the board of directors of Company’s subsidiary (and each committee thereof) that represents at least the same percentage as individuals designated by Purchaser represent on the Board of Directors.

In the event that Purchaser directors are elected or designated to the Board of Directors, the Merger Agreement provides that until the Completion of the Merger, the Company will cause the Board of Directors to maintain three directors who were directors on the Merger Agreement date, each of whom shall be an “independent director” under the NASDAQ Marketplace Rules and eligible to serve on the Company’s audit committee under the Exchange Act and the NASDAQ Marketplace Rules and at least one of whom shall be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K and the instructions thereto (the “Continuing Directors”). If any Continuing Director is unable to serve due to death, disability or resignation, the Company will take all necessary action (including creating a committee of the Board of Directors) so that the remaining Continuing Director(s) shall be entitled to elect or designate another person (or persons) who satisfies the foregoing independence requirements to fill such vacancy, and such person (or persons) shall be deemed to be a Continuing Director for purposes of the Merger Agreement.

After Purchaser’s designees constitute a majority of the Board of Directors prior to the Completion of the Merger, then the affirmative vote of a majority of the Continuing Directors shall (in addition to the approvals of the Board of Directors or the stockholders of the Company as may be required by the certificate of incorporation of Cougar, the by-laws of Cougar or applicable law), be required for the Company to:

•	amend or terminate the Merger Agreement;

•	extend the of time for performance, or waive, any of the obligations or other acts of Johnson & Johnson or Purchaser thereunder, or exercise or waive of Cougar’s rights or remedies thereunder;

•	amend Cougar’s certificate of incorporation or by-laws in a manner that would reasonably be expected to adversely affect the holders of Shares, except as provided in the Merger Agreement; or

•	take any other action or make any other determination of the Board of Directors under or in connection with the Merger Agreement if such action would reasonably be expected to adversely affect the holders of Shares.

The Continuing Directors will have the authority to retain such counsel (which may include the current counsel to the Company or the Board of Directors) and other advisors at the expense of the Company as determined by the Continuing Directors, and the authority to institute any action on behalf of the Company to enforce performance of the Merger Agreement.

The foregoing summary concerning representation on the Board of Directors does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Directors’ and Officers’ Insurance and Indemnification.

Section 102(b)(7) of the General Corporation Law of the State of Delaware (the “DGCL”) allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or for any transaction from which the director derived an improper personal benefit. Article 7 of Cougar’s Certificate of Incorporation provides that no director shall be personally liable for any monetary damages for any breach of fiduciary duty, except to the extent the DGCL prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. In addition, the Company may advance expenses incurred in connection with any such proceeding upon in the case of a current director or officer, receipt of an undertaking to repay if indemnification is ultimately not permitted. In the case of actions brought by or in the right of the corporation, such indemnification is limited to expenses and no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court or the Delaware Court of Chancery determines that such indemnification is proper under the circumstances.

In addition, the Company also maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

The Merger Agreement provides that Johnson & Johnson shall cause the Surviving Corporation to assume the obligations of the Company to the fullest extent permissible under applicable provisions of the DGCL and under the certificate of incorporation and bylaws of Cougar and under the Indemnification Agreements or other similar agreements in effect on May 21, 2009 between the Company and the individuals who serve as directors, officers and employees of the Company entitled to be indemnified under any such agreements (the “Covered Persons”) arising out of or relating to actions or omissions in their capacity as officers or directors of the Company occurring at or prior to the Completion of the Merger, including in connection with the approval of the Merger Agreement and the Contemplated Transactions.

In addition, the Merger Agreement provides that for a period of six (6) years after the Completion of the Merger, the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons for periods prior to and including the Completion of the Merger than are currently set forth in Cougar’s certificate of incorporation and bylaws in effect as of the Merger Agreement. The Indemnification Agreements and other similar agreements with Covered Persons that survive the Merger will continue in full force and effect in accordance with their terms.

The Merger Agreement further provides that Johnson & Johnson will obtain at the Completion of the Merger, a prepaid, or “tail” directors’ and officers’ liability insurance policy from a reputable carrier in respect of acts or omissions occurring at or prior to the Completion of the Merger for six years from the Completion of the Merger, covering each person covered by the Company’s directors’ and officers’ liability insurance policies on terms with respect such coverage and amounts no less favorable than the those of such policies, taken together, as in effect as of May 21, 2009. However, in no event is Johnson & Johnson obligated to pay more than $750,000 in the aggregate to obtain such policy, and if such policy cannot be obtained for $750,000 or less in the aggregate, Johnson & Johnson must obtain a prepaid policy providing such coverage as may be obtained for $750,000.

The foregoing summary of the indemnification of Covered Persons and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Affected Employees.

The Merger Agreement provides that from the Completion of the Merger and for a period of 12 months thereafter, Johnson & Johnson shall provide or shall cause the Surviving Corporation to provide, to each employee of Cougar who continues to be employed by Cougar or the Surviving Corporation after the Completion of the Merger (the “Affected Employees”), a base salary or regular hourly wage, whichever is applicable, at least equal to the base salary or hourly wage provided to such Affected Employee by Cougar immediately prior to the Completion of the Merger. During such period, Affected Employees will also be entitled to receive employee benefits that are, in the aggregate, substantially comparable to those provided to such Affected Employee, including all dependants by Cougar immediately prior to the Completion of the Merger, provided that Johnson &

Johnson and the Surviving Corporation have no obligation to issue or adopt any plans or arrangements providing for the issuance of stock, warrants, or options or other rights in respect to any shares of stock of any entity or any securities convertible or exchangeable into such shares. In addition, no plans or arrangements of Cougar providing for such issuance will be taken into account in determining whether employee benefits are substantially comparable in the aggregate. Johnson & Johnson will also provide or cause the Surviving Corporation to provide, that periods of employment with Cougar will be taken into account for purposes of:

•	vesting (but not accrual) under Johnson & Johnson’s defined benefit pension plan;

•	eligibility for vacation under Johnson & Johnson’s vacation program;

•	eligibility and participation under any health or welfare plan by Johnson & Johnson (other than any post-employment health or post-employment welfare plan) and Johnson & Johnson’s 401(k) plan; and

•	unless covered under another arrangement with or of Cougar, for benefit accrual purposes under Johnson & Johnson’s severance plan.

Such credit will be given solely to the extent Johnson & Johnson makes such plan or program available to employees of the Surviving Corporation, and credit will not be given in any case where it would result in the duplication of benefits.

In addition, upon the Completion of the Merger, Johnson & Johnson will (i) reduce any period of limitation on health benefits coverage of Affected Employees due to pre-existing conditions under the applicable health benefits plan of Johnson & Johnson by the number of days of an individual’s “creditable coverage,” to the extent required by ERISA, (ii) waive any eligibility waiting periods and evidence of insurability requirements to the extent waived under Cougar’s plans, and (iii) credit each Affected Employee with all deductible payments, out-of-pocket or other co-payments paid by such employee prior to the Completion of the Merger for the purpose of determining deductibles paid and out-of-pocket caps for such year.

The foregoing summary of the Continuing Employee’s benefits does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

On May 21, 2009, the Board of Directors unanimously:

•	determined that the Merger Agreement and the Contemplated Transactions, including the Offer and the Merger, are fair to and in the best interests of Cougar’s stockholders;

•	approved the Merger Agreement and the Contemplated Transactions, including the Offer and the Merger, in accordance with the DGCL;

•	declared that the Merger Agreement is advisable; and

•	resolved to recommend that Cougar’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement and approve the Merger.

Accordingly, and for the other reasons described in more detail below, the Board of Directors unanimously recommends that Cougar’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement and approve the Merger.

A letter to Cougar’s stockholders and a press release, each dated June 5, 2009, communicating the recommendation of the Board of Directors, as well as the joint press release, dated May 21, 2009, issued by Cougar and Johnson & Johnson announcing the Offer, are included as Exhibits (a)(2)(A), (a)(2)(C) and (a)(2)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Background of the Offer.

Cougar is a development-stage biopharmaceutical company that acquires and develops innovative products for the treatment of cancer. Cougar focuses on in-licensing drug candidates that are undergoing or have already completed initial clinical testing for the treatment of cancer, and then developing those drug candidates for commercial use. Cougar currently has three clinical stage drug candidates:

•	CB7630 (abiraterone acetate), which it is developing for the treatment of advanced prostate cancer and breast cancer;

•	CB3304 (noscapine and related analogs), which it is developing for the treatment of hematological malignancies (non-Hodgkin’s lymphoma and multiple myeloma); and

•	CB1089 (seocalcitol), an analog of Vitamin D, which it is developing for the treatment of cancer.

From time to time the Board of Directors has evaluated various business opportunities in an effort to enhance stockholder value. As is customary for development-stage biopharmaceutical companies, Cougar had three options for bringing its lead product, abiraterone acetate, to market: develop its own marketing and sales capabilities and take the product to market itself; partner with another company that had the resources required to take the product to market; or sell Cougar or abiraterone acetate. While considering these options, in 2007 and early 2008, the Board of Directors began to explore various arrangements with potential collaborators or partners to assist Cougar in the final stages of development and the ultimate marketing of abiraterone acetate. During this period, several companies expressed interest in partnering with or possibly acquiring Cougar, but Cougar did not engage in any substantive discussions at that time. Also during this period, the Board of Directors interviewed various investment banks as it considered engaging a financial advisor to assist it in analyzing strategic alternatives for Cougar.

On June 16, 2008, the Board of Directors met to receive an update on the business. At this meeting, the Board of Directors also interviewed Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) to act as Cougar’s financial advisor. Merrill Lynch reported on the state of the market for strategic transactions in the biotechnology sector, potential strategic partners and other related matters. At the time, the Board of Directors determined that Cougar should continue to explore various strategic alternatives, including partnering, a collaboration or licensing transaction or a sale of the Company. The Board of Directors also determined that, in order to more effectively and efficiently direct and oversee management in this process, it would establish a Transaction Committee. The Board of Directors appointed Messrs. Thomas R. Malley and Michael S. Richman and Dr. Samuel R. Saks to serve on the Transaction Committee. These individuals were chosen because of their independence and experience. The Transaction Committee was directed to advise, direct and oversee management in connection with future discussions with potential strategic partners. The Board of Directors specifically reserved for itself the authority to authorize and approve any specific transaction.

Following the Board of Directors’ meeting in June 2008, the Board of Directors engaged Latham & Watkins LLP (“Latham & Watkins”), as counsel to, among other things, represent Cougar in connection with any strategic alternatives. Although no formal process had begun at this time, given the interest Cougar had received to date, the Transaction Committee decided to establish an electronic datasite and to populate it with due diligence documents it determined, in consultation with Latham & Watkins, would be relevant to potential strategic parties, including potential partners, collaborators or buyers.

On September 22, 2008, the Board of Directors met for an update on the status of the business. Management updated the Board of Directors on various aspects of Cougar’s business, including clinical, regulatory, research and development and financial matters. Mr. Auerbach also provided an update on Cougar’s discussions with potential strategic partners. Mr. Auerbach noted that several parties had expressed an interest in acquiring Cougar. The Board of Directors determined that it would be prudent and in the best interests of the Company’s stockholders for Cougar to initiate a formal process to determine the interest that existed on the part of potential buyers to pursue a possible business combination with Cougar on terms that represented a better strategic alternative for stockholders than continuing to pursue its business plan on a stand-alone basis or entering into a strategic partnership. The Board of Directors directed Mr. Auerbach to engage a financial advisor to assist in the process of evaluating potential sale transactions.

On October 3, 2008, Cougar received a preliminary non-binding indication of interest from Bidder A. The Transaction Committee met to discuss the proposal and determined that Bidder A should be granted access to Cougar’s electronic datasite and should be permitted to meet with Cougar’s management for additional due diligence.

On October 7, 2008, Cougar formally engaged Merrill Lynch to act as its financial advisor to assist in the process of exploring strategic alternatives.

On October 21, 2008, Cougar received a preliminary non-binding indication of interest from a second potential buyer.

On October 22, 2008, representatives of Merrill Lynch met with the Transaction Committee to discuss a list of other potential strategic buyers who could be contacted to solicit additional interest in an acquisition of Cougar. Based on these discussions, the Transaction Committee determined that interest should be solicited from a broad range of the largest global pharmaceutical and biotechnology companies, as well as each of the companies that had previously expressed interest in a partnering transaction or collaboration. The Transaction Committee determined that potential financial buyers were unlikely to be able to offer a purchase price for Cougar that would be competitive with the potential acquisition consideration expected from strategic buyers due to the relative lack of synergies from an acquisition by a financial buyer, and that financial buyers could not provide the same level of certainty of closing as a strategic buyer because of the instability and uncertainty in the debt markets at that time. To avoid potential disruption to Cougar’s business caused by the internal information gathering process necessary to facilitate due diligence by potential bidders, Cougar determined that it would be in its best interest to conduct the internal information gathering process on a confidential basis.

Following the meeting on October 22, 2008, at the direction of the Transaction Committee, Merrill Lynch began contacting potential strategic buyers to solicit preliminary indications of interest. Over the course of the next several weeks Merrill Lynch contacted approximately 20 potential buyers. Cougar executed confidentiality agreements with 17 potential buyers, including Bidder A, Bidder B and Johnson & Johnson. Potential buyers were requested to provide a preliminary indication of interest for acquiring Cougar based on publicly available information and certain confidential information provided by Cougar. As Cougar received preliminary indications of interest, the Transaction Committee would meet to review the indication of interest and to determine whether or not to permit the potential buyer to proceed with additional due diligence. If permitted, the potential buyer would receive access to Cougar’s electronic datasite in order to complete its due diligence. Additionally, each party would be permitted to schedule in-person due diligence meetings with Cougar’s senior management.

From October 22, 2008 through December 19, 2008, Cougar received preliminary non-binding indications of interest from six additional potential buyers, bringing the total to eight, including Bidder A and Bidder B. Bidder A proposed a purchase price of $43.00 to $50.00 per share, payable in stock of Bidder A, but indicated that it would not accept a collar on the value of the Bidder A shares to be issued. Bidder B proposed a purchase price of $28.00 per share in cash. Johnson & Johnson did not provide an indication of interest during this time. The proposed purchase prices reflected in the indications of interest from the six other potential buyers ranged from approximately $22.00 per share to approximately $52.00 per share. During this period, the Transaction Committee met regularly to review indications of interest and to receive updates from management on the potential buyers engaged in the process.

At a telephonic meeting of the Board of Directors, held on October 31, 2008, Cougar’s management and Merrill Lynch provided an update on the status of the strategic transaction process.

From November 2008 through January 2009, Cougar hosted in-person diligence sessions with seven of the eight potential buyers that had submitted indications of interest and Cougar’s senior management, which included meetings with Bidder A on November 4 and 5, 2008 and Bidder B on December 16, 2008. The remaining potential buyer did not request any management meetings and informed Cougar that it was not moving forward with the sale process. The in-person due diligence meetings were held at the offices of Latham & Watkins in Los Angeles, California. During such time, each of the potential buyers was also continuing its legal, manufacturing, clinical, intellectual property and other due diligence. Several of the potential buyers also requested specific due diligence calls with Cougar’s outside intellectual property counsel.

On December 4, 2008, Bidder A had an in-person intellectual property due diligence meeting with representatives from Cougar, Latham & Watkins, Merrill Lynch and Cougar’s outside intellectual property counsel.

On December 8, 2008, the Board of Directors held an in-person meeting. Mr. Auerbach, William Daly, Cougar’s Senior VP of Business Development, and representatives from Merrill Lynch provided the Board of Directors with an additional update on the status of the discussions with the six potential buyers that had submitted indications of interest as of the date of this meeting. The Board of Directors also received an update on various aspects of Cougar’s business including regulatory and clinical affairs, financial information and human resources.

On December 10, 2008, Bidder B held a due diligence conference call with Cougar’s outside intellectual property counsel.

On January 19, 2009, Cougar distributed a draft proposed merger agreement prepared by Latham & Watkins to six of the original eight potential buyers that had submitted indications of interest, which included both Bidder A and Bidder B, but not Johnson & Johnson. These potential buyers were informed that they had been invited to participate in the second round of the process and were asked to provide a formal bid along with a marked copy of the merger agreement. One of the other two potential buyers had not yet scheduled due diligence sessions with Cougar’s management, and the other had withdrawn from the sale process (as discussed above), and accordingly neither was asked to provide a formal bid at that time.

On January 20, 2009, the Board of Directors held a telephonic meeting. At the meeting, Mr. Auerbach and Merrill Lynch reviewed the status of discussions with each of the seven remaining potential buyers and their due diligence efforts. The Board of Directors directed Merrill Lynch to continue to solicit interest from other parties to acquire Cougar.

Merrill Lynch continued to contact periodically each of the initial parties that had executed confidentiality agreements (but had not yet provided a preliminary indication of interest) to solicit their interest in acquiring Cougar. In January 2009, three of those parties, one of which was Johnson & Johnson, indicated that they remained interested in Cougar but required additional due diligence before they could provide a preliminary indication of interest. Given the progress other parties had made in the process and in an effort to accelerate the participation of these parties, the Transaction Committee determined to provide these parties limited access to the electronic datasite prior to their having submitted a preliminary indication of interest. Each of these parties was informed that they would not be permitted to meet with management or receive access to the entire electronic datasite until they had submitted a preliminary indication of interest.

On January 23, 2009, Johnson & Johnson held its first due diligence conference call with Cougar’s outside intellectual property counsel.

Following its in-person due diligence sessions with management in November, Bidder A requested that Cougar provide it with additional due diligence information. Mr. Auerbach informed Bidder A that the requested due diligence information was not available. Mr. Auerbach informed Bidder A that Cougar would attempt to compile the due diligence information from the third parties that controlled such information, but he could not assure them when it would be available. He also directed Bidder A to provide a formal bid on the assumption that some portion of the requested due diligence information would be available as confirmatory diligence for the successful strategic buyer. Bidder A did not provide a formal bid at this time.

On February 3, 2009, representatives of Johnson & Johnson held an introductory meeting with Mr. Auerbach, where they established a framework for further discussions, but no substantive information was exchanged.

On February 10, 2009, Cougar announced that it had reached agreement with the U.S. Food and Drug Administration (“FDA”), under Special Protocol Assessment (“SPA”), for its planned Phase III clinical trial of abiraterone acetate in patients with chemotherapy naïve castration resistant prostrate cancer. The SPA is a written agreement with the FDA regarding the design, endpoints and planned statistical analysis approach of the Phase III trial to be used in support of a new drug application. Cougar believed that obtaining the SPA represented an important milestone in the development of abiraterone acetate.

On February 19, 2009, Bidder B submitted a formal bid letter together with a marked copy of the draft merger agreement. The formal bid proposed a purchase price of $37.00 per share in cash for all outstanding Shares. Bidder B indicated that its execution of a definitive merger agreement was expressly conditioned upon Bidder B receiving a letter of representations from BTG International Limited (“BTG”), the entity from which Cougar licenses a significant portion of the intellectual property relating to abiraterone acetate, executed offer letters from certain Cougar employees and executed tender and support agreements from certain significant stockholders of the Company. During the next three weeks, Latham & Watkins engaged with Bidder B’s legal counsel in negotiations regarding the draft merger agreement. Cougar’s senior management and representatives from Merrill Lynch continued to have discussions with various of the interested potential buyers, each of which was at a different stage in the process and in its due diligence.

Also in February 2009, the potential buyer with the highest per-share price range in its preliminary indication of interest contacted Merrill Lynch and indicated that it was withdrawing from the sale process, stating that it would not proceed with the proposed transaction absent Phase III clinical results.

On March 4, 2009, Johnson & Johnson held another due diligence conference call with Cougar’s outside intellectual property counsel.

On March 12, 2009, the Board of Directors met telephonically. Representatives of Latham & Watkins reviewed the fiduciary duties of the Board of Directors. Mr. Auerbach and Cougar’s representatives provided an update on the status of the strategic transaction process and each of the potential buyers, noting, among other things:

•	that Bidder B remained actively engaged with Latham & Watkins in negotiating the merger agreement and with Cougar in completing its outstanding due diligence;

•	that Johnson & Johnson appeared to be progressing through its due diligence and indicated that it could be in a position to deliver a preliminary indication of interest in the next two weeks;

•	that Bidder A continued to request additional due diligence information that was not yet available, and that Cougar was attempting to compile as much of such information as was reasonably practicable; and

•	the status of discussions with the other potential buyers.

The Board of Directors spent considerable time discussing Bidder B and its formal bid. The Board of Directors also discussed general timelines for completing a transaction with Bidder B and the other potential buyers. The Board of Directors instructed Mr. Auerbach and Merrill Lynch to continue to advance Bidder B in the process while maintaining an open dialogue with the other potential buyers, including Johnson & Johnson and Bidder A. The Board of Directors discussed the absence of severance arrangements in place for certain categories of Cougar’s employees and instructed Latham & Watkins to make a fulsome presentation at the next meeting on these matters.

On March 13, 2009, at the direction of the Board of Directors, Merrill Lynch sent a letter to Bidder B requesting Bidder B’s best and final bid and a final merger agreement no later than March 27, 2009. At the direction of the Board of Directors, Merrill Lynch also contacted each of the other six potential buyers that had submitted preliminary indications of interest and indicated that to remain in the sale process they needed to make a formal bid and submit comments on the draft merger agreement.

On March 23, 2009, Cougar received a preliminary indication of interest from Johnson & Johnson. The letter proposed a purchase price of approximately $36.00 per share in cash for all of the outstanding Shares. The Transaction Committee met on March 25, 2009 to review Johnson & Johnson’s indication of interest and determined to allow Johnson & Johnson to proceed with its additional due diligence, including meetings with Cougar’s management and access to the entire electronic datasite.

On March 25, 2009, a representative of Bidder A contacted Latham & Watkins to discuss the draft merger agreement and provide some general comments on the draft. Latham & Watkins encouraged Bidder A to provide a complete set of written comments to the merger agreement.

On March 26, 2009, Cougar granted Johnson & Johnson access to the entire electronic datasite for its due diligence. Following that time, Johnson & Johnson continued to be actively engaged in its due diligence investigation of Cougar.

On March 27, 2009, Bidder B informed Cougar that it was increasing its offer to $38.00 per share. Bidder B continued to assert that its execution of a definitive merger agreement would be subject to the conditions expressed in its letter of February 19, 2009, which included the letter of representations from BTG, the executed offer letters from specified Cougar employees and executed tender and support agreements.

On March 30, 2009, the Board of Directors again met in person to discuss the status of the strategic process, to receive an update on discussions with the various potential buyers and to receive an update on Cougar’s business generally. At the meeting:

•	Latham & Watkins reviewed the legal and fiduciary obligations of the Board of Directors in considering the various proposals;

•	Merrill Lynch provided an overview of the stock market and market for strategic transactions and reviewed various statistics regarding trading in Cougar’s Shares;

•	Merrill Lynch and Latham & Watkins reviewed the current indication of interest from Bidder B, including its price, status of merger agreement negotiations and remaining conditions to execution, including an additional request to complete 2- to 3-day site visits at each of Cougar’s three manufacturers before entering into a definitive agreement;

•	Mr. Auerbach reviewed the recent indication of interest from Johnson & Johnson, noting that Johnson & Johnson was behind Bidder B in terms of completed due diligence, having not yet met with Cougar’s management;

•	Merrill Lynch indicated that Bidder A had communicated that it could not provide a formal bid or comments to the draft merger agreement until it received the requested additional due diligence information from Cougar. Mr. Auerbach informed the Board of Directors that Bidder A’s requested additional due diligence information was not information that Cougar had in its possession and that, while Cougar was attempting to obtain this information from various third parties, it would take a substantial amount of time for those parties to compile the information;

•	Merrill Lynch also reported on the status of discussions with other potential buyers; and

•	Management updated the Board of Directors on various aspects of Cougar’s business, including regulatory and clinical affairs, results of operations and human resources.

An extensive discussion followed regarding the sale process. The Board of Directors instructed Merrill Lynch to inform Bidder B that Bidder B was moving forward in the process, but to request that Bidder B increase its proposed purchase price. The Board of Directors also directed Merrill Lynch to move the process forward with Johnson & Johnson and to contact each of the other potential buyers that had submitted preliminary indications of interest, including Bidder A, to request that they submit formal bids and continue in the sale process. Mr. Auerbach was directed to provide Bidder A with as much responsive due diligence information as he could reasonably provide.

Following that discussion, Latham & Watkins provided the Board of Directors with a detailed overview of the terms of the merger agreement that was being negotiated with Bidder B and summarized the negotiating history with Bidder B.

Latham & Watkins then provided the Board of Directors with a fulsome presentation on the severance arrangements in place for Cougar employees. Mr. Auerbach then presented the Board of Directors with two proposed employee benefit plans: a severance plan and a transaction incentive bonus plan. Each of these plans had been prepared with the assistance of a compensation consultant and was designed to assist in employee retention during the period between the signing and closing of a transaction and also to compensate certain employees for their efforts in regards to the proposed transaction. A representative from Latham & Watkins reviewed with the Board of Directors the interests that certain members of management had in the proposed transaction as a result of existing severance, retention and bonus arrangements that would be applicable to the proposed transaction. Latham & Watkins then reviewed the terms of each proposed plan in detail, including the effects of such plan on the compensation that certain members of management and key employees would receive as a result of their adoption. The Board of Directors instructed management to provide final forms of those plans for adoption if a transaction was consummated.

On March 30, 2009, Cougar instructed Merrill Lynch to provide Johnson & Johnson with a draft merger agreement.

On April 1, 2009, Mr. Auerbach was contacted by Bidder C. Bidder C was one of the parties that had discussed a potential partnering or collaboration agreement with Cougar in early 2008, but that had ultimately determined not to proceed with those discussions. Bidder C executed a confidentiality agreement and was granted access to the electronic datasite on April 2, 2009.

On April 2, 2009, the Board of Directors met by telephone to receive an update on the sale process. Cougar’s representatives reported on their various discussions with the interested potential buyers. The Board of Directors directed management and Merrill Lynch to continue to move forward with both Bidder B and Johnson & Johnson. The Board of Directors was also advised at this time of the recent discussions with Bidder C. Given Bidder C’s late entry to the process, the Board of Directors directed management and Cougar’s representatives to make every effort to assist Bidder C in completing the due diligence it would require in order to provide a preliminary indication of interest.

On April 3, 2009, Cougar hosted in-person diligence sessions with representatives from Johnson & Johnson at the offices of Latham & Watkins in Los Angeles, California.

During the balance of April, Latham & Watkins continued to negotiate the merger agreement with Bidder B. Bidder B conducted its requested manufacturing audits. Given the time required for each visit and Cougar’s desire to have a member of senior management present at such visits, the manufacturing site visits took approximately three weeks to complete. During this period, each of Johnson & Johnson and Bidder C were actively engaged in their due diligence processes. Certain of the other potential buyers that had submitted preliminary indications of interest continued to perform due diligence, but none committed to providing Cougar with a formal bid. Additionally, Cougar provided Bidder A with additional due diligence information that was responsive to its supplemental due diligence request.

On April 7, 2009, at the direction of the Board of Directors, Merrill Lynch sent Johnson & Johnson, Bidder A and another potential buyer each a letter explaining the next phase of the sale process and setting a deadline of April 17, 2009 for submission of comments to the draft merger agreement and a formal bid letter.

On April 14, 2009, Johnson & Johnson held a due diligence conference call with Mr. Auerbach and Charles Eyler, Cougar’s Senior Vice President, Finance.

On April 17, 2009, Cougar received a formal bid letter from Johnson & Johnson, together with comments to the original draft merger agreement. The letter proposed a purchase price of $40.00 per share in cash for all of the outstanding Shares and indicated that the offer was subject to certain contingencies, including completion of various due diligence items, approval by Johnson & Johnson’s board of directors and the negotiation and execution of an acceptable merger agreement and tender and support agreements with certain significant stockholders. Latham & Watkins was directed to begin negotiating the merger agreement with Johnson & Johnson. None of the other potential buyers, including Bidder A, that received the April 7, 2009 letter from Merrill Lynch provided a formal bid at this time.

On April 22, 2009, Latham & Watkins contacted Cravath, Swaine & Moore LLP (“Cravath”), Johnson & Johnson’s outside legal counsel, to discuss the draft merger agreement.

On April 26, 2009, Bidder A provided Cougar with a second supplemental due diligence request and indicated that it could not provide a formal bid or comments on the draft merger agreement until such request was satisfied. Cougar advised Bidder A that the sale process was proceeding and encouraged Bidder A to submit a formal bid and to provide comments on the merger agreement while it awaited a response on the recent due diligence request.

On April 28, 2009, Johnson & Johnson conducted a due diligence site visit with Cougar’s contract manufacturer.

On April 28, 2009, Cougar received a letter with a non-binding indication of interest from Bidder C. The proposed purchase price was $38.50 per share in cash plus an additional $7.50 per share to be paid upon acceptance by the FDA of Cougar’s submission of a new drug application for abiraterone acetate’s second line hormonal therapy indication. The letter indicated that the terms of the proposed purchase price were subject to due diligence that Bidder C estimated would require four to six weeks to complete. Bidder B indicated that it had completed its required manufacturing due diligence and desired to engage with BTG regarding the proposed representation letter and to commence conversations with the identified Cougar employees.

During the course of the day on April 29, 2009, at the request of the Board of Directors, Merrill Lynch contacted each of the remaining bidders to communicate direction regarding timing and process. Bidder A reiterated that it could not provide a formal bid or comments to the merger agreement until it had completed the due diligence identified in its second supplemental request. Johnson & Johnson and Bidder C both indicated that they were continuing to move forward in the sale process. Johnson & Johnson informed Merrill Lynch that Cravath would continue to negotiate the draft merger agreement with Latham & Watkins. Following that time, Cravath and Latham & Watkins continued to periodically discuss and exchange comments regarding the draft merger agreement.

Also on April 29, 2009, in response to a request for an increased proposed purchase price, Bidder B indicated that its last offer of $38.00 per share was its best and final price and that the offer continued to be subject to the conditions set forth in its February 19, 2009 letter.

On April 30, 2009 at the direction of the Board of Directors, Merrill Lynch informed Johnson & Johnson that another bidder was further along in the due diligence process. Johnson & Johnson reiterated that it was continuing in the sale process and that it was continuing to undertake its due diligence review. During this conversation, Johnson & Johnson indicated that, based on its preliminary due diligence review, it was increasing its proposed purchase price to $43.00 per share and that this offer was contingent on the completion of certain additional due diligence, including site visits at three clinical trial sites and approval by the Finance Committee of Johnson & Johnson’s board of directors.

On May 5-6 and May 12-15, 2009, Johnson & Johnson conducted due diligence visits at three of Cougar’s clinical trial sites in the United States and Europe.

On May 5, 2009, the Board of Directors met by telephone to discuss the status of a potential transaction and discussions with each of the current bidders. Mr. Auerbach and Merrill Lynch provided an overview with respect to each of Bidder B, Johnson & Johnson, Bidder A and Bidder C, as well as other potential buyers. The Board of Directors directed Cougar’s representatives to continue to move forward with negotiations and completion of due diligence with Bidder B and Johnson & Johnson. The Board of Directors also directed Merrill Lynch to inform the remaining potential buyers, including any party that had submitted a preliminary indication of interest, to provide a formal bid and merger agreement in order to continue to participate in the sale process.

On May 8, 2009, the Board of Directors again met by telephone. Mr. Auerbach, Merrill Lynch and Latham & Watkins updated the Board of Directors on the current status of discussions with each of Johnson & Johnson and Bidder B, as well as with respect to each of the other potential buyers that had not submitted formal bids, including Bidder C and Bidder A. Latham & Watkins reviewed open issues under the draft merger agreements with both Bidder B and Johnson & Johnson and received guidance on negotiating these terms.

On May 8, 2009, Bidder A completed the due diligence from its second supplemental request. Shortly thereafter, Bidder A provided a third supplemental due diligence request, which included, among other things, access to third parties, including contractors, suppliers and vendors.

On May 11, 2009, the Board of Directors met again by telephone to receive an update on progress made with the various potential buyers over the weekend. Cougar’s representatives informed the Board of Directors that Bidder B and Johnson & Johnson continued to move forward and updated the Board of Directors on the status of the negotiations and open issues. At the Board of Directors’ direction, Merrill Lynch and Mr. Auerbach had contacted Bidder A to discuss timing and process. Mr. Auerbach indicated that he had strongly encouraged Bidder A to provide comments to the merger agreement and a formal bid in order to remain active in the sale process. Bidder A indicated it could not provide a formal bid or comments to the merger agreement until it had completed the due diligence outlined in its third supplemental request. Cougar’s representatives also provided a brief update on Bidder C, which continued to express interest but was significantly behind in the process. The Board of Directors again directed Cougar’s representatives to move forward with Bidder B and Johnson & Johnson toward completion of outstanding due diligence and a final merger agreement. The Board of Directors directed management to be responsive to Bidder A’s requests and to allow Bidder A one additional opportunity to provide a formal bid prior to Cougar’s entering into a definitive agreement. The Board of Directors discussed granting Bidder A more time to complete due diligence and concluded that there was substantial doubt whether Bidder A would ever submit a formal bid and significant risk that Bidder B and Johnson & Johnson may drop from the process with further delays. The Board of Directors directed Cougar’s representatives to give the other potential buyers, including Bidder C, that had not submitted formal bids clear direction that the process was moving quickly and that they needed to be prepared to sign a definitive agreement within the coming week.

On May 12, 2009, Bidder B informed Mr. Auerbach that it had obtained the requested letter of representations from BTG and desired to meet with the identified Cougar employees.

On May 14, 2009, at the direction of the Board of Directors, Merrill Lynch provided Bidder C a draft of the merger agreement. Bidder C was informed that the Board of Directors was meeting on May 20, 2009 to evaluate all offers and that Bidder C would need to provide a final bid and comments to the merger agreement in order for its bid to be considered at that meeting.

On May 15, 2009, at the direction of the Board of Directors, representatives of Merrill Lynch informed Bidder A that the Board of Directors was meeting on May 20, 2009 to evaluate all offers and that in order for its bid to be considered at the meeting, Bidder A needed to provide a final bid and comments to the merger agreement.

On May 17, 2009, a representative of Bidder C contacted Merrill Lynch and informed Merrill Lynch that Bidder C was removing itself from the process.

On May 18, 2009, Johnson & Johnson and Cravath began negotiations with Mr. Auerbach regarding a retention agreement amending Cougar’s employment agreement with him, in order to secure Mr. Auerbach’s continued employment with Cougar following the merger. Between May 18 and May 20, 2009, Cravath and Latham & Watkins continued to negotiate the draft merger agreement, tender and support agreements and retention agreement for Mr. Auerbach.

On May 19, 2009, Johnson & Johnson held a due diligence conference call with the clinical research organization monitoring Cougar’s principal clinical trials.

On May 19, 2009, Cougar entered into a confidentiality agreement with Horizon Biomedical Ventures LLC (“Horizon”) so that it could inform Horizon of the pending transaction and request that Horizon enter into the tender and support agreement requested by the potential buyers.

On May 19, 2009, representatives of Bidder B met with each of Richard Phillips, Arturo Molina, Christopher Haaq, Thomas Griffin and Robert Charnas at Cougar’s headquarters.

On May 20, 2009, Cougar engaged Leerink Swann LLC (“Leerink Swann”) as a financial advisor to provide the Board of Directors with an additional opinion regarding the fairness, from a financial point of view, of the consideration to be paid in Cougar’s proposed sale transaction.

On May 20, 2009, in anticipation of the Board of Directors meeting later that afternoon and at the direction of the Board of Directors, Merrill Lynch contacted Patrick Verheyen, Vice President, New Business Development, Johnson & Johnson Pharmaceutical Services, LLC. Johnson & Johnson indicated that its current offer of $43.00 per share remained its best and final offer. Johnson & Johnson also informed Merrill Lynch that the transaction remained subject to approval by the Finance Committee of Johnson & Johnson’s board of directors, the members of which were meeting telephonically to discuss the transaction the following morning. Johnson & Johnson also indicated that it required that the merger agreement contain, as a condition to the closing of the tender offer, the obtaining of certain specified third party consents. On May 20, 2009, Merrill Lynch also contacted Bidder B. Bidder B indicated that it was prepared, subject to receiving the requested tender and support agreements, to enter into a definitive merger agreement at a purchase price of $38.00 per share.

On May 20, 2009, at 2:00 p.m. Pacific Time, the Board of Directors met in the offices of Latham & Watkins in Los Angeles, California to review the final proposals from each of Bidder B and Johnson & Johnson. All Board of Directors members attended in person, other than Michael Richman, who attended by telephone. Prior to the meeting, the Board of Directors received substantially final drafts of the merger agreements for Bidder B and Johnson & Johnson, a memorandum describing the material terms of the Johnson & Johnson Agreement and a memorandum outlining the material differences between the Johnson & Johnson merger agreement and the Bidder B merger agreement. At this meeting:

•	Representatives of Latham & Watkins advised the Board of Directors of its fiduciary duties in the context of a sale of Cougar;

•	Mr. Auerbach, representatives of Merrill Lynch and representatives of Latham & Watkins discussed and reviewed the history of negotiations with Bidder B and Johnson & Johnson and the auction process in general. The Cougar representatives noted that the Bidder B proposal was not subject to any further contingencies (other than delivery of the requested tender and support agreements), but that the Johnson & Johnson proposal was still subject to internal approval at Johnson & Johnson, which Johnson & Johnson expected first thing the following morning, as well as delivery of the requested tender and support agreements;

•	The Board of Directors was informed that Bidder C had withdrawn itself from the process, and that no other potential buyers, including Bidder A, had submitted formal bids to acquire Cougar;

•	Mr. Auerbach presented the Johnson & Johnson proposal to the Board of Directors indicating that it was management’s recommendation to accept that proposal assuming Johnson & Johnson removed all closing conditions regarding third party consents;

•	Representatives of Latham & Watkins provided a detailed summary of the substantially final draft of the Johnson & Johnson merger agreement;

•	Representatives of Latham & Watkins provided the Board of Directors with a detailed summary of the proposed Severance Plan and the Transaction Incentive Bonus Plan, including the proposed participants in each plan, as well as a summary of the amendments to Mr. Auerbach’s and Mr. Eyler’s employment agreements;

•	Representatives of Latham & Watkins reviewed with the Board of Directors interests that certain members of management, including Mr. Auerbach, had in the proposed transaction as a result of severance arrangements that would be applicable to the proposed transaction;

•	Representatives of Merrill Lynch reviewed the financial analysis performed as of that date by Merrill Lynch, including certain assumptions, matters considered, qualifications and limitations therein;

•	Representatives of Leerink Swann provided their financial analysis of the consideration to be received by Cougar’s stockholders in the proposed transaction; and

•	Mr. Auerbach and the Merrill Lynch representatives updated the Board of Directors on Cougar’s financial condition and results of operations, and the Board of Directors, together with management and the Cougar representatives, engaged in a discussion regarding the strategic alternatives available to Cougar other than a sale of Cougar.

At the direction of the Board of Directors, a representative from Merrill Lynch spoke with representatives of Bidder B, who indicated that Bidder B would increase its bid to $39.00 per share. The Board of Directors also directed Latham & Watkins to engage with Horizon and to obtain its signature to the tender and support agreement for the Johnson & Johnson transaction. The Board of Directors also directed Latham & Watkins to negotiate with Johnson & Johnson’s counsel to remove the proposed third party consent condition to closing.

The Merrill Lynch representative then reported to the Board of Directors on the outcome of his conversation with Bidder B. The Board of Directors directed Merrill Lynch and Latham & Watkins to offer to continue to work with Bidder B through the evening to finalize Bidder B’s draft of the merger agreement. Bidder B agreed to continue to finalize the documents through the evening in order to be able to present a final, ready-to-be-executed transaction to the Board of Directors the next morning.

Following these conversations, at approximately 10:00 p.m. Pacific Time, the Board of Directors’ meeting was adjourned. Latham & Watkins continued to work through the evening with Bidder B’s counsel and Johnson & Johnson’s counsel to finalize each party’s draft merger agreement and to obtain the signatures of Horizon to the tender and support agreement. Throughout the evening, Johnson & Johnson continued to insist on having the third party consent condition in the merger agreement.

The Board of Directors reconvened at 5:30 a.m. Pacific Time on May 21 and received an update of the negotiations from the prior evening. At approximately 7:30 a.m. Pacific Time, Johnson & Johnson contacted Merrill Lynch to inform them that it had received all necessary internal approvals and was prepared to enter into a definitive merger agreement. Latham & Watkins informed Johnson & Johnson that the required third party consents had been obtained and that the requested condition to closing had been satisfied and could be removed from the merger agreement. Following that conversation, Merrill Lynch also contacted representatives at Bidder B. Bidder B indicated its willingness to increase its bid further, but its revised proposal was still below that of Johnson & Johnson. Following those discussions:

•	Latham & Watkins once again advised the Board of Directors of its fiduciary duties in the context of a sale of Cougar;

•	Latham & Watkins summarized the material changes in the Johnson & Johnson merger agreement that had occurred overnight, and informed the Board of Directors that it had obtained signature pages to the tender and support agreements from each of Horizon, Mr. Auerbach and Mr. Belldegrun;

•	Merrill Lynch reported to the Board of Directors that Bidder B had been contacted that morning and that Bidder B had been unwilling to increase its bid sufficiently to match the Johnson & Johnson bid;

•	Merrill Lynch reviewed with the Board of Directors its financial analysis of the Offer Price and delivered to the Board of Directors an oral opinion, which was confirmed by delivery of a written opinion dated May 21, 2009, to the effect that, as of that date and based upon and subject to various assumptions and limitations described in its opinion, the Offer Price to be received by holders of Shares (other than Johnson & Johnson and its affiliates) was fair, from a financial point of view, to such holders; and

•	Leerink Swann delivered its opinion to the Board of Directors, to the effect that, based upon and subject to the various assumptions and limitations set forth in the written opinion, the Offer Price to be received by the holders of the Shares (other than Johnson & Johnson and its subsidiaries) in the proposed Offer and Merger was fair, from a financial point of view, to such holders.

After discussion, the Board of Directors unanimously determined it was advisable, fair to and in the best interests of Cougar and its stockholders to enter into the merger agreement with Johnson & Johnson and to complete the Offer and the merger on the terms and conditions set forth therein. The Board of Directors resolved unanimously to approve the Merger Agreement, the Offer and the Tender and Support Agreements. At this meeting, the Board of Directors also approved the amendments to the employment agreements of Mr. Auerbach and Mr. Eyler and adopted both the Severance Plan and the Transaction Incentive Bonus plan, all of which had been approved by the Compensation Committee of the Board of Directors.

On May 21, 2009, at approximately 1:30 p.m. Pacific Time Cougar, Johnson & Johnson and Purchaser executed and delivered the Merger Agreement.

Reasons for the Recommendation.

In evaluating the Offer and the Merger, the Board of Directors consulted with Cougar’s senior management, Cougar’s outside legal advisor, Latham & Watkins, and Cougar’s financial advisors, Merrill Lynch and Leerink Swann, and, in the course of reaching its determination to approve the Merger Agreement, the Offer, the Merger and the Contemplated Transactions and to recommend that Cougar’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement and approve the Merger, the Board of Directors considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the Board of Directors believed supported its determination:

•	Premium to Market Price. The Board of Directors reviewed the historical market prices, volatility and trading information with respect to the Shares. Specifically, the Board of Directors noted that the $43.00 price to be paid for each Share represented a 18.3% premium over the closing price of the Shares on May 20, 2009, the last full trading day before the Offer and the Merger were approved by the Board of Directors and publicly announced, a 24.6% premium over the average closing price of the Shares for the approximate one-month period prior to May 20, 2009, and a 36.1% premium over the average closing price of the Shares for the approximate three-month period prior to May 20, 2009.

•	Cougar’s Business and Financial Condition and Prospects. The Board of Directors’ familiarity with the business, operations, prospects, business strategy, properties, assets, cash position and financial condition of Cougar, and the certainty of realizing in cash a compelling value for Shares in the Offer compared to the risk and uncertainty associated with the operation of Cougar’s business (including the risk factors set forth in Cougar’s Annual Report on Form 10-K and 10-K/A for the year ended December 31, 2008) in a highly volatile and unpredictable financial environment.

•	Review of Strategic Alternatives. The Board of Directors’ belief, after a thorough, independent review of strategic alternatives and discussions with Cougar’s management and advisors, that the value offered to stockholders in the Offer and the Merger was more favorable to the stockholders of Cougar than the potential value that might have resulted from other strategic opportunities reasonably available to Cougar, including remaining an independent company and pursuing Cougar’s strategic plan, or pursuing a business combination transaction with another party, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities.

•	Risks of Remaining Independent. The Board of Directors’ assessment, after discussions with Cougar’s management and advisors, of the risks of remaining an independent company and pursuing Cougar’s strategic plan, including the risks relating to:

•	obtaining additional debt or equity capital needed to continue operating Cougar as a going concern;

•	the unprecedented volatility of the credit and equity capital markets in recent months;

•	completing Cougar’s current and future clinical trials as necessary to demonstrate the safety and efficacy of abiraterone acetate and the Company’s other product candidates;

•	obtaining regulatory approval from the FDA and other foreign regulatory authorities to market abiraterone acetate and the Company’s other product candidates in the United States and abroad; and

•	maintaining and protecting the Company’s intellectual property rights.

•	Auction. The Board of Directors’ understanding that Cougar, with the assistance of its management and advisors, conducted a thorough auction in the eight months prior to their approval of the Merger Agreement.

•	Negotiations with Johnson & Johnson. The course of negotiations between Cougar and Johnson & Johnson, resulting in two increases totaling $7.00, or 19.4%, in the price per Share offered by Johnson & Johnson, and improvements to the terms of the Merger Agreement in connection with those negotiations, and the Board of Directors’ belief based on these negotiations that this was the highest price per Share that Johnson & Johnson was willing to pay and that these were the most favorable terms to Cougar to which Johnson & Johnson was willing to agree.

•	Likelihood of Completion. The belief of the Board of Directors that the Offer and the Merger likely will be completed, based on, among other things, the absence of a financing condition or any condition requiring third party consents, Johnson & Johnson’s representation that it has sufficient financial resources to pay the aggregate Offer Price and to consummate the Merger, the limited number of conditions to the Offer and Merger, and Johnson & Johnson’s extensive prior experience in completing acquisitions of other companies.

•	Merrill Lynch’s Opinion. The opinion of Merrill Lynch, dated May 21, 2009 and based upon and subject to the various assumptions and limitations set forth in such opinion, to the Board of Directors as to the fairness, from a financial point of view and as of the date of such opinion, of the Offer Price to be received by holders of Shares (other than Johnson & Johnson and its affiliates), as more fully described below in the section entitled “Opinions of Cougar’s Financial Advisors.”

•	Leerink Swann’s Opinion. The opinion of Leerink Swann to the Board of Directors, to the effect that, based upon and subject to the various assumptions and limitations set forth in the written opinion, the Offer Price to be received by the holders of the Shares (other than Johnson & Johnson and its subsidiaries) in the proposed Offer was fair, from a financial point of view, to such holders, as more fully described below in the section entitled “Opinions of Cougar’s Financial Advisors.”

•	Tender Offer Structure. The fact that the transaction is structured as a tender offer, which can be completed, and cash consideration can be delivered to Cougar’s stockholders, promptly, reducing the period of uncertainty during the pendency of the transaction on stockholders, employees and customers, with a second-step Merger in which stockholders who do not tender their Shares in the Offer will also receive the Offer Price.

•	Extension of Offer. The fact that, subject to its rights to terminate, Purchaser will be required to extend the Offer, at Cougar’s request, beyond the initial expiration date of the Offer if the conditions to the completion of the Offer are not satisfied as of such date.

•	Cash Consideration. The form of consideration to be paid to holders of Shares in the Offer and Merger is cash, which will provide certainty of value and liquidity to Cougar’s stockholders.

•	Terms of the Merger Agreement. The terms of the Merger Agreement, including the ability of Cougar to consider and respond, under certain circumstances specified in the Merger Agreement, to an unsolicited, bona fide written proposal for a business combination from a third party prior to Completion of the Offer.

•	Board of Directors’ Ability to Withdraw or Change its Recommendation. The Board of Directors’ ability under the Merger Agreement, to withdraw or modify its recommendation in favor of the Offer and the Merger under certain circumstances, including its ability to terminate the Merger Agreement in connection with a superior offer, subject to payment of a termination fee of $35,150,000.

•	Reasonableness of Termination Fee. The termination fee payable by Cougar to Johnson & Johnson in the event of certain termination events under the Merger Agreement and the Board of Directors’

determination that the termination fee is within the customary range of termination fees for transactions of this type.

•	Availability of Appraisal Rights. The availability of statutory appraisal rights to Cougar’s stockholders who do not tender their Shares in the Offer and otherwise comply with all the required procedures under the DGCL, which allows such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery.

The Board of Directors also considered a variety of risks and other potentially negative factors of the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, including the following:

•	No Stockholder Participation in Future Growth or Earnings. The nature of the transaction as a cash transaction will prevent stockholders from being able to participate in any future earnings or growth of Cougar, and stockholders will not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if Cougar engages in future strategic or other transactions or as a result of improvements to Cougar’s operations.

•	Taxable Consideration. The gains from the transaction contemplated by the Merger Agreement would be taxable to stockholders for U.S. federal income tax purposes, and any gains from any appraisal proceeding could be taxable for U.S. federal income tax purposes to stockholders who perfect their appraisal rights.

•	Effect of Public Announcement. The effect of a public announcement of the Merger Agreement on Cougar’s operations, stock price and employees and its ability to attract and retain key management, scientific, research and sales personnel.

•	Effect of Failure to Complete Transactions. If the Offer and the Merger and the other transactions contemplated by the Merger Agreement are not consummated:

•	the trading price of the Shares could be adversely affected;

•	Cougar will have incurred significant transaction and opportunity costs attempting to consummate the transactions;

•	Cougar may have lost suppliers, business partners and employees after the announcement of the Offer;

•	Cougar’s business may be subject to significant disruption;

•	the market’s perceptions of Cougar’s prospects could be adversely affected; and

•	Cougar’s directors, officers, and other employees will have expended considerable time and effort to consummate the transactions.

•	Interim Restrictions on Business. The restrictions in the Merger Agreement on the conduct of Cougar’s business prior to the consummation of the Merger, requiring Cougar to operate its business in the ordinary course of business and subject to other restrictions, other than with the consent of Johnson & Johnson, may delay or prevent Cougar from undertaking business opportunities that could arise prior to the consummation of the Offer and the Merger.

•	Termination Fee. The requirement that Cougar pay a termination fee of $35,150,000 if the Merger Agreement is terminated in certain circumstances could potentially deter third parties from making a competing offer for Cougar prior to Completion of the Offer, and could impact Cougar’s ability to engage in another transaction for up to one year if the Merger Agreement is terminated in certain circumstances.

•	Interests of the Board and Management. The executive officers and directors of Cougar may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of Cougar’s stockholders. See Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”).

The foregoing discussion of the Board of Directors’ reasons for its recommendation to accept the Offer is not intended to be exhaustive, but addresses the material information and factors considered by the Board of Directors in its consideration of the Offer. The Board of Directors did not find it practicable to, and did not quantify or otherwise assign relative weights to, the specific reasons underlying its determination and recommendation. Rather, the Board of Directors viewed its determinations and recommendations as being based on the totality of the information and factors presented to and considered by the Board of Directors.

Opinion of Merrill Lynch.

Cougar retained Merrill Lynch to act as Cougar’s financial advisor in connection with the Offer and Merger. Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Cougar selected Merrill Lynch to act as Cougar’s financial advisor in connection with the Offer and Merger on the basis of Merrill Lynch’s experience in similar transactions, its reputation in the investment community and its familiarity with Cougar and its business.

On May 21, 2009, at a meeting of the Board of Directors held to evaluate the Offer and Merger, Merrill Lynch delivered to the Board of Directors an oral opinion, which was confirmed by delivery of a written opinion dated May 21, 2009, to the effect that, as of May 21, 2009 and based on and subject to various assumptions and limitations described in its opinion, the Offer Price to be received by holders of Shares (other than Johnson & Johnson and its affiliates) was fair, from a financial point of view, to such holders.

The full text of Merrill Lynch’s written opinion to the Board of Directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex II.A hereto and is incorporated by reference herein in its entirety. The following summary of Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. Merrill Lynch delivered its opinion to the Board of Directors for the benefit and use of the Board of Directors in connection with and for purposes of its evaluation of the Offer Price from a financial point of view. Merrill Lynch’s opinion does not address any other aspect of the Offer and Merger and does not constitute a recommendation to any stockholder as to whether any stockholder should tender such stockholder’s Shares or how to vote or act in connection with the proposed Offer and Merger.

In connection with rendering its opinion, Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to Cougar;

•	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Cougar furnished to or discussed with Merrill Lynch by the management of Cougar, including certain financial forecasts relating to Cougar prepared by the management of Cougar (which we refer to in this section as the “Cougar Forecasts,” the material provisions of which are summarized under “— Financial Forecasts”);

•	discussed the past and current business, operations, financial condition and prospects of Cougar with members of senior management of Cougar;

•	reviewed the trading history for the Shares and a comparison of that trading history with the trading histories of other companies Merrill Lynch deemed relevant;

•	compared certain financial and stock market information of Cougar with similar information of other companies Merrill Lynch deemed relevant;

•	compared certain financial terms of the Offer and Merger to financial terms, to the extent publicly available, of other transactions Merrill Lynch deemed relevant;

•	considered the results of the efforts of Merrill Lynch to solicit, at the direction of Cougar, indications of interest and definitive proposals from third parties with respect to a possible acquisition of all or a portion of Cougar;

•	reviewed a draft, dated May 18, 2009, of the Merger Agreement (the “Draft Merger Agreement”); and

•	performed such other analyses and studies and considered such other information and factors as Merrill Lynch deemed appropriate.

In arriving at its opinion, Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of Cougar that the management of Cougar was not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to Cougar Forecasts, Merrill Lynch was advised by Cougar, and assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Cougar as to the future financial performance of Cougar. Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Cougar, nor did it make any physical inspection of the properties or assets of Cougar. Merrill Lynch did not evaluate the solvency of Cougar or Johnson & Johnson under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Merrill Lynch assumed, at Cougar’s direction, that the Offer and Merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Offer and Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Cougar or the contemplated benefits of the Offer and Merger. Merrill Lynch also assumed, at the direction of Cougar, that the Merger Agreement would not differ in any material respect from the Draft Merger Agreement reviewed by Merrill Lynch.

Merrill Lynch expressed no view or opinion as to any terms or other aspects of the Offer and Merger (other than the Offer Price to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Offer and Merger. Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the Offer Price to be paid to the holders of Shares (other than Johnson & Johnson and its affiliates) and no opinion or view was expressed with respect to any consideration received in connection with the Offer and Merger by the holders of any other class of securities, creditors or other constituencies of Cougar. In addition, no opinion or view was expressed with respect to the fairness of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Offer and Merger, or class of such persons, relative to the Offer Price. Furthermore, no opinion or view was expressed as to the relative merits of the Offer and Merger in comparison to other strategies or transactions that might be available to Cougar or in which Cougar might engage or as to the underlying business decision of Cougar to proceed with or effect the Offer and Merger. In addition, Merrill Lynch expressed no opinion or recommendation to any stockholder as to whether such stockholder should tender any Shares pursuant to the Offer or how such stockholder should vote or act in connection with the Offer and Merger. Except as described above, Cougar imposed no other limitations on the investigations made or procedures followed by Merrill Lynch in rendering its opinion.

Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect the opinion of Merrill Lynch, and Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of Merrill Lynch’s opinion was approved by the U.S. Fairness Opinion (and Valuation Letter) Committee of Merrill Lynch.

The following represents a brief summary of the material financial analyses presented by Merrill Lynch to the Board of Directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Merrill Lynch.

Cougar Financial Analyses.

Sum of the Parts Financial Analysis: Summary.

Merrill Lynch performed a sum of the parts financial analysis to calculate an implied per Share equity reference range based on (a) the implied per Share equity reference ranges for each of Cougar’s (i) abiraterone acetate (CB7630) business (“Abiraterone Business”), derived from the financial analysis described below, (ii) additional pipeline of compounds in clinical development, including noscapine (CB3304) in Phase 1 clinical trials and seocalcitol (CB1089) in preclinical trials, but excluding the Abiraterone Business (“Additional Pipeline”), derived from the financial analysis described below, and (iii) estimated general and administrative expenses projected from June 2009 through 2025, based on Cougar Forecasts, and estimated net operating loss utilization for tax purposes, based on Cougar Forecasts, discounted to present value as of June 30, 2009 using a discount rate of 7.0%, which together amount to approximately negative $2.90 per Share and (b) the range of Cougar’s estimated cash per Share, based on Cougar Forecasts and as of June 30, 2009, of approximately $2.60 to $2.70. This analysis indicated the following implied per Share equity reference range, as compared to the Offer Price:

Implied per Share Equity Reference Range	Offer Price

$31.50 - $36.60	$43.00

Sum of the Parts Financial Analysis: Abiraterone Business- Discounted Cash Flow Analysis.  Merrill Lynch performed a discounted cash flow analysis of Cougar’s Abiraterone Business to calculate, based on Cougar Forecasts, the implied present value of the estimated unlevered, after-tax free cash flows that the Abiraterone Business was estimated to generate during the last six months of calendar year 2009 and, on an annual basis, from calendar year 2010 through calendar year 2025. The estimated cash flows were then discounted to present value as of June 30, 2009, using discount rates ranging from 11.0% to 13.0%. This analysis indicated, for Cougar’s Abiraterone Business, an implied per Share equity reference range of approximately $29.30 to $33.40.

Sum of the Parts Financial Analysis: Additional Pipeline- Selected Publicly Traded Companies Analysis.  Merrill Lynch reviewed publicly available financial and stock market information for Cougar and the following four publicly traded companies, each of which had publicly disclosed a product pipeline of pharmaceutical compounds indicated for oncology uses (or “compounds”), none of which was an FDA-approved, marketed compound, in the pharmaceuticals industry:

•	Allos Therapeutics, Inc.

•	Dendreon Corporation

•	Medivation, Inc.

•	Seattle Genetics, Inc.

Merrill Lynch reviewed, among other things, technology values (calculated as equity values plus debt minus cash), based on closing stock prices on May 19, 2009, of the selected publicly traded companies and numbers of compounds in each of five stages (preclinical, Phase 1, Phase 2, Phase 3 and filed New Drug Application) of clinical development of the selected publicly traded companies. Merrill Lynch calculated, for each selected publicly traded company, the hypothetical number of FDA-approved, marketed compounds that the product pipeline of such company might be expected to yield by multiplying the cumulative probability of clinical success rates of compounds at each stage of clinical development, based on industry benchmarks, by the number of such company’s compounds in each stage of clinical development. Merrill Lynch then calculated, for each selected company, the implied technology value per marketed compound by dividing the technology value calculated for such company by the hypothetical number of FDA-approved, marketed compounds that might be produced by such company’s product pipeline.

Merrill Lynch then calculated implied technology values for Cougar’s Additional Pipeline by multiplying the implied technology values per marketed compound for the selected publicly traded companies described above by the hypothetical number of FDA-approved, marketed compounds that might be produced by Cougar’s Additional Pipeline, as calculated using the methodology described above. This analysis indicated the following mean and median implied per Share technology values for Cougar’s Additional Pipeline:

	Median	Mean

Implied per Share Technology Value for Cougar Additional Pipeline	$2.40	$3.50

Estimated financial and product data of the selected publicly traded companies and Cougar were based on publicly available information.

Selected Precedent Transactions Analysis.  Merrill Lynch reviewed, to the extent publicly available, financial information relating to nine selected transactions, beginning in 2005, each involving a life sciences company with a lead asset in Phase 3 clinical trials, that Merrill Lynch deemed relevant for its analysis:

Announcement Date	Target	Acquiror

January 12, 2009	Targanta Therapeutics Corporation	The Medicines Company
July 15, 2008	Lev Pharmaceuticals, Inc.	ViroPharma Incorporated
May 29, 2008	Kosan Biosciences Incorporated	Bristol-Myers Squibb Company
July 25, 2007	NovaCardia, Inc.	Merck & Co., Inc.
December 14, 2006	Cerexa, Inc.	Forest Laboratories, Inc.
October 10, 2006	AnorMED Inc.	Genzyme Corporation
August 2, 2006	Corus Pharma, Inc.	Gilead Sciences, Inc.
June 7, 2006	NeuTec Plc	Novartis AG
April 19, 2005	Peninsula Pharmaceuticals, Inc.	Ortho-McNeil Pharmaceutical, Inc. (a subsidiary of Johnson & Johnson)

Merrill Lynch reviewed the aggregate offer value, calculated as the equity value implied for the target company based on the consideration payable in the selected transaction, for each selected transaction. Merrill Lynch then divided a range of aggregate offer values derived from such selected transactions by the number of fully diluted Shares, based on the price per Share implied by such aggregate offer values. This analysis indicated the following implied per Share equity reference range, as compared to the Offer Price:

Implied per Share Equity Reference Range	Offer Price

$12.30 — $28.70	$43.00

No company, business or transaction used in this analysis is identical or directly comparable to Cougar or the Offer and Merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Cougar and the Offer and Merger were compared.

Historical Stock Trading and Premium Analysis.  Merrill Lynch reviewed the historical trading performance of the Shares, as reported by FactSet, an online investment research and database service used by financial institutions, from the NASDAQ listing of the Shares on December 7, 2007 until May 19, 2009. Merrill Lynch observed that the low and high closing prices for the Shares over the 52-week period ended May 19, 2009 ranged from $16.52 and $38.30, respectively, as compared to the Offer Price of $43.00. Merrill Lynch also reviewed the Offer Price in relation to the average closing price for the Shares for the approximate one-week, one-month, two-month and three-month periods ended May 19, 2009. This review indicated that the

Offer Price represented a premium to the prices for the Shares referenced above as set forth in the table below:

Period Ended
Premium to:	May 19, 2009

Average closing price for the approximate one-week period	24.4%
Average closing price for the approximate one-month period	24.6%
Average closing price for the approximate two-month period	27.1%
Average closing price for the approximate three-month period	36.1%

Research Analyst Stock Price Targets.  Merrill Lynch reviewed price targets for the Shares in recently published, publicly available Wall Street research analyst reports and observed that these price targets ranged from $36.00 to $42.00 per Share, as compared to the Offer Price of $43.00. Merrill Lynch observed that the implied present value of the research analyst stock price targets, discounted one year using the rate cited in the respective research report or, if unspecified in such report, at a 20% discount rate, ranged from approximately $27.70 to $35.00 per Share, as compared to the Offer Price of $43.00.

Implied Illustrative Present Value of Future Stock Price Analysis.  Merrill Lynch also derived a range of implied illustrative future stock prices for the Shares utilizing estimates of fully-taxed diluted earnings per Share (“EPS”), as provided by Cougar Forecasts. Merrill Lynch reviewed, based on publicly available information, the price-to-earnings ratios of the following publicly traded companies in the oncology biopharmaceutical industry:

•	Abraxis BioScience, LLC

•	Alexion Pharmaceuticals, Inc.

•	Allos Therapeutics, Inc.

•	Celgene Corporation

•	Dendreon Corporation

•	Medivation, Inc.

•	Onyx Pharmaceuticals, Inc.

•	OSI Pharmaceuticals, Inc.

•	Seattle Genetics, Inc.

Based on the observed range of price-to-earnings ratios of the selected publicly traded companies, Merrill Lynch applied illustrative future trading price-to-earnings multiples of 20.0x to 30.0x to the fully-taxed diluted EPS estimates for each of the fiscal years 2012 and 2013, as provided in the Cougar Forecasts. Based upon these assumptions and discounting the results to present value using discount rates of 10% and 15% for illustrative purposes, Merrill Lynch derived implied per Share equity reference ranges of approximately (a) $14.00 to $23.90 per Share using the fully-taxed diluted EPS estimates for fiscal year 2012 and (b) $24.00 to $43.00 per Share using the fully-taxed diluted EPS estimates for fiscal year 2013.

Other Factors.

In rendering its opinion, Merrill Lynch also reviewed and considered other factors, including:

•	The relationship between movements in the trading prices of the Shares to movements in an index of the historical trading prices of selected publicly traded life science companies in the oncology industry during the period from May 19, 2008 to May 19, 2009; and

•	The multiples of (a) the aggregate consideration in the Offer and Merger over Cougar’s estimated revenue for each of the fiscal years 2011 and 2012, in each case based on Cougar Forecasts and Wall Street consensus estimates, and (b) the Offer Price over Cougar’s estimated earnings per Share for each of the fiscal years 2012 and 2013, in each case based on Cougar Forecasts and Wall Street consensus estimates.

Miscellaneous.

As noted above, the discussion set forth above is a summary of the material financial analyses presented by Merrill Lynch to the Board of Directors in connection with its opinion and is not a comprehensive description of all analyses undertaken by Merrill Lynch in connection with its opinion. The presentation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial analysis is not readily susceptible to partial analysis or summary description. Merrill Lynch believes that its analyses summarized above must be considered as a whole. Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Cougar and Johnson & Johnson. The estimates of the future performance of Cougar in or underlying Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Merrill Lynch’s analyses. These analyses were prepared solely as part of Merrill Lynch’s analysis of the fairness, from a financial point of view, of the Offer Price and were provided to the Board of Directors in connection with the delivery of Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Merrill Lynch’s view of the actual values of Cougar.

The type and amount of consideration payable in the Offer and Merger was determined through negotiations between Cougar and Johnson & Johnson, rather than by any financial advisor, and was approved by the Board of Directors. The decision to enter into the Merger Agreement was solely that of the Board of Directors. As described above, Merrill Lynch’s opinion and analyses were only one of many factors considered by the Board of Directors in its evaluation of the Offer and Merger and should not be viewed as determinative of the views of the Board of Directors or management with respect to the Offer and Merger or the Offer Price.

Cougar has agreed to pay Merrill Lynch for its services in connection with the Offer and Merger an aggregate fee currently estimated to be $10.0 million, all of which is contingent on the consummation of the Offer and Merger. In addition, Cougar also has agreed to reimburse Merrill Lynch for its expenses incurred in connection with Merrill Lynch’s engagement and to indemnify Merrill Lynch, any controlling person of Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities trading and brokerage activities and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of corporations and individuals. In the ordinary course of their business, Merrill Lynch and its affiliates may actively trade the debt, equity or other securities or financial instruments (including bank loans or other obligations) of Cougar, Johnson & Johnson and certain of their respective affiliates for their own accounts or for the accounts of customers, and accordingly, Merrill Lynch or its affiliates at any time may hold long or short positions in such securities or financial instruments.

Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to Johnson & Johnson and have received or in the future may receive compensation for the rendering of these services, including having (i) acted or acting as manager for certain debt offerings and lender under certain credit and leasing facilities and (ii) provided or providing certain commodity, derivatives and foreign exchange trading and treasury and cash management services to Johnson & Johnson and certain of its affiliates. In addition, Banc of America Specialist Inc., an affiliate of Merrill Lynch, acts as a specialist for Johnson & Johnson common stock on the New York Stock Exchange.

Opinion of Leerink Swann.

Cougar engaged Leerink Swann to render an opinion with respect to the fairness, from a financial point of view, of the consideration to be paid in connection with a possible merger, sale or other business combination involving Cougar. On May 21, 2009, Leerink Swann delivered its opinion to the Board of Directors of Cougar, to the effect that, based upon and subject to the various assumptions and limitations set forth in the written opinion, the Offer Price to be received by the holders of the Shares (other than Johnson & Johnson and its subdivisions) in the proposed Offer was fair, from a financial point of view, to such holders.

The full text of the written opinion of Leerink Swann, issued on May 21, 2009, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Leerink Swann, is attached hereto as Annex II.B and is incorporated by reference. We urge you to read this opinion carefully and in its entirety. The summary of the written opinion of Leerink Swann set forth herein is qualified in its entirety by reference to the full text of such opinion. Leerink Swann’s analyses and opinion were prepared for and addressed to the Board of Directors and are directed only to the fairness, from a financial point of view, of the Offer Price to be paid in the Contemplated Transactions, and do not constitute an opinion as to the merits of the Offer or a recommendation to any stockholder as to how to act with respect to the Contemplated Transactions. The Offer Price to be received in the Contemplated Transactions was determined through negotiations between Cougar and Johnson & Johnson and not pursuant to recommendations of Leerink Swann.

In arriving at its opinion, Leerink Swann reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

•	a draft of the Merger Agreement dated May 18, 2009;

•	certain financial and other business information of Cougar furnished to Leerink Swann by Cougar’s management;

•	certain periodic reports and other publicly available information regarding Cougar and Johnson & Johnson;

•	the historical prices, trading multiples and trading volumes of the Shares;

•	compared certain publicly available financial data of companies whose securities are traded in the public markets and that Leerink Swann deemed relevant to similar data for Cougar;

•	compared the financial terms of the Contemplated Transactions with the financial terms, to the extent publicly available, of certain other transactions that Leerink Swann deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that Leerink Swann deemed relevant for the purposes of its opinion.

In conducting its review and analysis and in arriving at its opinion, Leerink Swann has, with Cougar’s consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided by Cougar’s management to Leerink Swann, or publicly available. Leerink Swann did not undertake any responsibility for independently verifying, and did not independently verify, the accuracy, completeness or reasonableness of any such information. With respect to Cougar’s financial forecasts that were provided to and were reviewed by Leerink Swann, the material provisions of which are summarized under “— Financial Forecasts,” Leerink Swann assumed that such forecasts were reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments of Cougar’s management as to Cougar’s future financial condition and performance. Leerink Swann expressed no opinion with respect to such forecasts or estimates or the assumptions upon which they are based.

Leerink Swann did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities (contingent or otherwise) of Cougar, nor was Leerink Swann furnished with such materials. Leerink Swann’s services provided to Cougar in connection with the Transaction were comprised solely of rendering an opinion as to the fairness, from a financial point of view, of the Offer Price to be received by the holders of the Shares (other than Johnson & Johnson and its subdivisions) in the Contemplated Transactions, and its opinion does not address any other term, aspect or implication of the Contemplated Transactions or any other agreement or arrangement entered into in connection with the Contemplated Transactions. Leerink Swann’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated on the date thereof. It should be understood that although subsequent developments may affect its opinion, Leerink Swann does not have any obligation to update, revise or reaffirm the opinion and Leerink Swann expressly disclaimed any responsibility to do so.

In rendering its Opinion, Leerink Swann assumed in all respects material to its analysis, that the Offer Price to be received in the Contemplated Transactions payable pursuant to the Merger Agreement was determined through arm’s-length negotiations between the appropriate parties, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement without material alteration or waiver thereof and that all conditions to the consummation of the Offer and Merger will be satisfied without waiver thereof or material alteration. Leerink Swann also assumed, with Cougar’s consent, that the final form of the Merger Agreement was substantially the same as the last draft reviewed by Leerink Swann. In addition, Leerink Swann assumed, with Cougar’s consent, that the historical financial statements of Cougar reviewed by Leerink Swann had been prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied. Leerink Swann further assumed, with Cougar’s consent, that as of the date of its fairness opinion, there had been no material adverse change in Cougar’s assets, financial conditions, results of operations, business or prospects since the date of the last audited financial statements made available to Leerink Swann which change had not been publicly disclosed prior to the date of the fairness opinion.

Leerink Swann’s opinion does not constitute a recommendation to any holder of the Shares as to whether to tender shares in the Offer. Leerink Swann’s opinion is limited to the fairness, from a financial point of view, of the Offer Price to be paid in the Contemplated Transactions. Leerink Swann expressed no opinion as to the underlying business reasons that may support the decision of Cougar’s Board of Directors to approve, or Cougar’s decision to consummate, the Contemplated Transactions or the relative merits of the Contemplated Transactions as compared to other business strategies or potential transactions that might be available to Cougar.

The following is a summary of the principal financial analyses performed by Leerink Swann to arrive at its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Leerink Swann’s financial analyses.

Historical Stock Trading Analysis.

Leerink Swann reviewed the historical trading prices for the Shares for the 52-week period ended May 19, 2009. Leerink Swann analyzed the Offer Price to be received by holders of the Shares pursuant to the Contemplated Transactions, with respect to the $43.00 cash consideration as a premium to: the per share price of the Shares on each of May 19, 2009, May 12, 2009, and April 19, 2009, as well as the three-month average per share price, the six-month average per share price and the 52-week high price of the Shares.

The results of these analyses are summarized as follows:

Per Share Consideration	$43.00
% Premium to May 19, 2009 ($34.71)	24%
% Premium to May 12, 2009 ($33.04)	30%
% Premium to April 19, 2009 ($33.78)	27%
% Premium to 3-Month Average ($31.62)	36%
% Premium to 6-Month Average ($29.49)	46%
% Premium to 52-Week High ($38.30)	12%

Analysis of Selected Publicly Traded Companies.

To provide contextual data and comparative market information, Leerink Swann compared selected historical operating and financial data for Cougar to the corresponding publicly-available operating and financial data of certain other companies (the “Selected Companies”) whose securities are publicly traded and which Leerink Swann believed have operating characteristics, market valuation and trading valuations similar to what might be expected of Cougar. These companies were:

•	Allos Therapeutics Inc.

•	Geron Corp.

•	Medivation Inc.

•	Seattle Genetics Inc.

Leerink Swann selected these companies because they engage in businesses and are in a stage of development similar to Cougar’s. Similar to Cougar, the Selected Companies include life sciences companies with a lead product candidate in Phase 2 or later. The data for the Selected Companies included the market capitalization of common stock on a fully diluted basis (referred to as the equity value).

The following table presents Cougar’s per share equity value as implied by reference to the range of the equity values of the Selected Companies divided by Cougar’s fully diluted shares of common stock. The information in the table is based on the closing stock prices of the Selected Companies on May 19, 2009.

Implied Equity Value by the Reference
Range of Selected Companies
Equity	Implied Per
Value (mms)	Share Equity Value	Per Share Offer Price

$575.0 — $625.0	$23.48 — $25.52	$43.00

Although the Selected Companies were used for comparison purposes, none of those companies are directly comparable to Cougar. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex judgments and considerations concerning differences in historical and projected financial and operating characteristics of the Selected Companies and other factors that could affect Cougar’s publicly traded value or the publicly traded value of the Selected Companies.

Discounted Stock Price Analysis.

Leerink Swann estimated a range of values for Cougar based upon the discounted present value of the Shares on May 19, 2013 as provided by the financial forecasts prepared by Cougar. This analysis was based upon Cougar’s probability-adjusted projections on a fully-taxed and fully-diluted basis. In performing this analysis, Leerink Swann utilized discount rates of 12.5% to 17.5% and price-to-earnings multiples of 14.0x to 16.0x in 2014, referred to as the Two Year Forward P/E Multiple, and 11.0x to 13.0x in 2015, referred to as Three Year Forward P/E Multiple. These multiples were derived based on public filings and other publicly available information from the following seven selected publicly traded, profitable biopharmaceutical companies:

•	Alexion Pharmaceuticals Inc.

•	Celgene Corp.

•	Cephalon Inc.

•	Genzyme Corp.

•	Onyx Pharmaceuticals Inc.

•	OSI Pharmaceuticals Inc.

•	United Therapeutics Corp.

Based upon these assumptions, the following table presents Cougar’s implied per share equity value as implied by discounted present value of the Shares, as compared to the Offer Price:

	Implied Per	Per Share Offer
	Share Equity Value	Price

Based on Two Year Forward P/E Multiple	$31.37 — $42.67	$43.00
Based on Three Year Forward P/E Multiple	$36.18 — $50.88	$43.00

Selected Recent Late-Stage Biopharma Transactions.

Leerink Swann reviewed the terms, to the extent publicly available, of five acquisitions of development-stage life sciences companies with a lead product candidate in Phase 3 at the time of acquisition announced between April 29, 2005 and the present. The data included the market capitalization of common stock on a fully diluted basis (referred to as the equity value). The transactions selected for this analysis were as follows (the “Selected Transactions”):

Announcement Date	Acquiror	Target

10/17/2007	Galenica Ltd.	Aspreva Pharmaceuticals Corp.
7/25/2007	Merck & Co., Inc.	NovaCardia, Inc.
10/2/2006	Genzyme Corp.	AnorMED Inc.
8/2/2006	Gilead Sciences, Inc.	Corus Pharma, Inc.
4/29/2005	GlaxoSmithKline plc	Corixa Corp.

The following table presents Cougar’s per share equity value as implied by reference range of the equity values of the Selected Transactions divided by Cougar’s fully diluted shares of common stock, as compared to the Offer Price.

Implied Equity Value by the Reference
Range of Selected Companies
Equity	Implied Per	Per Share
Value (mms)	Share Equity Value	Offer Price

$525.0 — $725.0	$21.44 — $29.61	$43.00

Although the Selected Transactions were used for comparison purposes, no transaction used in Leerink Swann’s analyses as a comparison is identical to the Contemplated Transactions, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions analyzed.

Discounted Cash Flow / Sum-of-the-Parts Analysis.

Leerink Swann performed a discounted cash flow analysis using probability-adjusted projections on a fully taxed and fully diluted basis relating to Cougar’s lead product candidate prepared by Company management, which reflected, among other things, the utilization of net operating losses to offset future tax payments. Leerink Swann calculated a range of implied present values on a per share basis of the after-tax free cash flows based on management’s probability estimates that were forecasted to be generated from April 1, 2009 through December 31, 2025. These implied present values were calculated using discount rates ranging from 12.5% to 17.5%.

The following table presents Cougar’s per share equity value as implied by reference range of the equity values of the discounted cash flow analysis divided by Cougar’s fully diluted shares of common stock.

Implied Equity Value by the
Reference Range of the DCF
Equity	Implied Per
Value (mms)	Share Equity Value

$674.7 — $851.7	$27.55 — $34.78

To derive a present value of Cougar’s early stage product candidates, Leerink Swann reviewed the terms of four acquisitions of oncology focused, life sciences companies with a lead product candidate in Phase 1 or Phase 2 at the time of acquisition announced between October 10, 2005 and the present. The data included the market capitalization of common stock on a fully diluted basis (referred to as the equity value). The transactions selected for this analysis were as follows:

Announcement Date	Acquiror	Target

• 7/8/2008	• Eli Lilly and Company	• SGX Pharmaceuticals, Inc.
• 5/28/2008	• Sonus Pharmaceuticals, Inc.	• OncoGenex Technologies, Inc.
• 5/3/2006	• Biogen Idec Inc.	• Conforma Therapeutics Corp.
• 10/1/2005	• Antisoma plc	• Aptamera Inc.

The following table presents Cougar’s per share equity value as implied by reference range of the equity values of the present value of early stage product candidates divided by Cougar’s fully diluted shares of common stock.

Present Value of Early Stage Product Candidates
Equity	Implied Per
Value (mms)	Share Equity Value

$45.0	$1.84

The following table presents Cougar’s per share equity value as implied by reference range of the equity values of the discounted cash flow analysis and the present value of early stage product candidates divided by Cougar’s fully diluted shares of common stock, as compared to the Offer Price.

Implied Equity Value by the Reference Range
for DCF and Present Value of Pipeline
Equity	Implied Per	Per Share
Value (mms)	Share Equity Value	Offer Price

$719.7 — $896.7	$29.39 — $36.62	$43.00

No company, transaction or business used in Leerink Swann’s analyses as a comparison is identical to Cougar or the Contemplated Transactions, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions analyzed.

Miscellaneous.

The summary set forth above does not purport to be a complete description of all the analyses performed by Leerink Swann. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Leerink Swann did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Leerink Swann believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, Leerink Swann considered industry performance, business and economic conditions and other matters, many of which are beyond Cougar’s control. These analyses performed by Leerink Swann are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. Leerink Swann does not assume responsibility if future results are materially different from those projected. The analyses supplied by Leerink Swann and its opinion were among several factors taken into consideration by Cougar’s Board of Directors in making its decision to enter into the Merger Agreement and should not be considered as determinative of such decision.

In the two years prior to the date of its opinion, Leerink Swann and its affiliates have provided financial advisory services to Cougar unrelated to the Contemplated Transactions, for which Leerink Swann and its affiliates received compensation of approximately $5.9 million, including having acted as sole placement agent and as lead placement agent, respectively, for two private placements of Common Stock of Cougar that were consummated in May 2007 and December 2007. In the ordinary course of Leerink Swann’s trading and brokerage activities, Leerink Swann and its affiliates have in the past and may in the future hold positions, for its own account or the accounts of its customers, in equity, debt or other securities of Cougar, Johnson & Johnson or their respective affiliates.

Cougar’s Board of Directors selected Leerink Swann as a financial advisor in connection with the Contemplated Transactions because Leerink Swann is a nationally recognized investment banking firm with substantial experience in similar transactions and because of Leerink Swann’s familiarity with Cougar and its business. The issuance of Leerink Swann’s opinion was approved by Leerink Swann’s fairness opinion review committee.

Under the terms of its engagement letter, Leerink Swann provided Cougar with a financial opinion in connection with the Contemplated Transactions, for which Cougar agreed to pay Leerink Swann a fee that is not contingent on the consummation of the Contemplated Transactions. Cougar also agreed to reimburse Leerink Swann for its expenses incurred in performing its services. In addition, Cougar agreed to indemnify Leerink Swann and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Leerink Swann or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Leerink Swann’s engagement. The terms of the fee arrangement with Leerink Swann, which are customary in transactions of this nature, were negotiated at arm’s length between Cougar and Leerink Swann, and Cougar’s board of directors was aware of the arrangement.

Financial Forecasts.

Cougar does not as a matter of course make public projections as to future performance, earnings or other results. However, Cougar’s management provided certain limited financial analyses and forecasts regarding Cougar’s possible future operations (the “Financial Forecasts”) to the Board of Directors. The Financial Forecasts also were provided to the Company’s financial advisors in connection with their respective opinions and related financial analyses.

The Financial Forecasts were not provided or made available to any other party, including Johnson & Johnson, any other bidder or any Cougar stockholder prior to the execution of the Merger Agreement. The Financial Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither Cougar’s independent auditors, nor any other independent public accounting firm have compiled, examined, or performed any procedures with respect to the prospective financial information contained in the Financial Forecasts nor have they expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy.

The Financial Forecasts were necessarily prepared by Cougar using a variety of assumptions and estimates. The assumptions and estimates underlying the Financial Forecasts may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Cougar’s control. The assumptions and estimates used to create the Financial Forecasts involve judgments made with respect to, among other things, timing of regulatory approvals, market size and growth rates, market share, future pricing, levels of operating expenses, and probability of success, all of which are difficult to predict. The Financial Forecasts also reflect assumptions as to certain business decisions that do not reflect any of the effects of the Contemplated Transactions, or any other changes that may in the future affect Cougar or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Contemplated Transactions or otherwise. Accordingly, there can be no assurance that the assumptions and estimates used to prepare the Financial Forecasts will prove to be accurate, and actual results may materially differ.

The Financial Forecasts assume, among other things and using various assessments of probability, that abiraterone acetate would be successfully developed, approved for sale by regulators and commercialized and available for sale for the treatment of the following indications and territories in the time periods indicated in the table below. However, it is unclear whether abiraterone acetate will ultimately receive regulatory approval or be successfully commercialized for any of these indications within this timeframe or at all.

	Year of Commercial Launch
	In the	Outside of the
Indication for Abiraterone Acetate	United States	United States

Chemotherapy refractory prostate cancer	2010	2011
Second-line hormone-refractory prostate cancer	2011	2011
Refractive breast cancer	2014	2014

The Financial Forecasts further assume that Cougar would enter into a co-promotion agreement in 2010 with a partner, and that pursuant to its co-promotion agreement Cougar would:

•	receive fifty percent (50%) of all revenues and bear fifty percent (50%) of all costs of sales and marketing expenses relating to the sale of abiraterone acetate in the United States;

•	receive a twenty five percent (25%) royalty on all sales of abiraterone acetate outside of the United States;

•	receive a $100 million in payment upon entry into the co-promote agreement, amortized over time; and

•	receive an aggregate of $400 million in total commercial milestone payments earned upon satisfaction of certain milestones relating to the commercial launch of abiraterone acetate for the treatment of chemotherapy refractory prostate cancer and second-line hormone-refractory prostate cancer within the United States and outside of the United States, amortized over time.

A summary of the Financial Forecasts for the fiscal years ending December 31, 2009 through 2015 is set forth below. All amounts are expressed in millions of dollars.

	Unaudited Financial Forecasts for the Fiscal Year Ended December 31,
	2009	2010	2011	2012	2013	2014	2015
	Estimated	Estimated	Estimated	Estimated	Estimated	Estimated	Estimated

Total Revenues	$0	$20	$102	$203	$304	$416	$519
Gross Profit	0	18	85	163	240	325	404
Operating Income (Loss)	(77)	(83)	(28)	44	99	168	247
Net Income (Loss)	(76)	(82)	(26)	28	61	103	152

The inclusion of the Financial Forecasts in this Schedule 14D-9, should not be regarded as an indication that any of Cougar, or its advisors or representatives considered or consider the Financial Forecasts to be an accurate prediction of future events, and the Financial Forecasts should not be relied upon as such. None of Cougar or its advisors or representatives has made or makes any representation regarding the information contained in the Financial Forecasts, and except as may be required by applicable securities laws, none of them intend to update or otherwise revise or reconcile the Financial Forecasts to reflect circumstances existing after the date such Financial Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Financial Forecasts are shown to be in error. Cougar’s stockholders are cautioned not to place undue reliance on the Financial Forecasts included in this Schedule 14D-9.

Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, all of Cougar’s executive officers and directors intend to tender any Shares held of record or beneficially owned by them pursuant to the Offer (other than Shares for which such holder does not have discretionary authority). In addition, Mr. Auerbach and Dr. Belldegrun have entered into Support Agreements, pursuant to which they have agreed, in their capacity as stockholders of Cougar, to tender all of their Shares, as well as any additional Shares that they may acquire (pursuant to the exercise of Options, Warrants or otherwise), to Purchaser in the Offer (see Item 3 (“Past Contacts, Transactions, Negotiations and Agreements — Tender and Support Agreements”)).

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of each of Merrill Lynch and Leerink Swann by Cougar in Item 4 (“The Solicitation or Recommendation — Opinion of Merrill Lynch” and “Opinion of Leerink Swann”) is hereby incorporated by reference in this Item 5.

Except as set forth above, neither Cougar nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to Cougar’s stockholders on its behalf in connection with the Offer or the Contemplated Transactions.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with Cougar’s employee benefit plans, no transactions with respect to the Shares have been effected by Cougar or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9), Cougar is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer for, or other acquisition of, Shares by Cougar, any of its subsidiaries or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Cougar or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of Cougar or any of its subsidiaries; or

•	any material change in the present dividend rate or policy, indebtedness or capitalization of Cougar.

In addition, pursuant to the Merger Agreement, Cougar has agreed not to:

•	solicit, initiate, knowingly facilitate, or encourage the submission of any Competing Proposal (as such term is defined in the Merger Agreement);

•	enter into, continue or otherwise participate in any negotiations regarding, or furnish to any person any information with respect to, any Competing Proposal;

•	enter into, continue, engage or otherwise participate in discussions with a third party with respect to any Competing Proposal;

•	adopt, approve, or recommend or propose publicly to adopt, approve or recommend any Competing Proposal, or resolve or agree to take such action;

•	withdraw, or change in a manner adverse to Johnson & Johnson or Purchaser, or otherwise make any statement or proposal inconsistent with, the Company Recommendation;

•	adopt, approve or recommend, or enter into any letter of intent or similar document or any agreement or commitment constituting or related to, or that would reasonably be expected to lead to, any Competing Proposal, in each case, subject to the rights of Cougar to respond to an unsolicited offer in certain circumstances as set forth in the Merger Agreement; or

•	resolve, propose or agree to do any of the foregoing.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed agreements in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

Item 8.	Additional Information.

Anti-Takeover Statutes and Provisions.

As a Delaware corporation, Cougar is subject to Section 203 of the DGCL. Under Section 203, certain “business combinations” between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless:

•	the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•	upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

A corporation may also elect in its original certificate of incorporation or through a subsequent amendment to its certificate of incorporation or bylaws not to be governed by Section 203 of the DGCL. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an “interested stockholder’s” percentage ownership of stock. The term “interested stockholder” is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation’s outstanding voting stock.

The Board of Directors has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement and the other Contemplated Transactions from the restrictions on business combinations contained in Section 203 of the DGCL, and such action is effective as of May 21, 2009.

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp. , the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America , the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, in Grand Metropolitan PLC v. Butterworth, a U.S. federal district court in Florida held that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Cougar conducts business in a number of states throughout the United States, some of which have enacted anti-takeover laws. Should any person seek to apply any state anti-takeover law, Cougar and Johnson & Johnson will, and are required by the Merger Agreement to take all action necessary to render such statute inapplicable to the Merger and the Contemplated Transactions.

Appraisal Rights.

Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is completed, stockholders who have neither voted in favor of the Merger nor consented thereto in writing, who timely submit a demand for appraisal in accordance with Section 262 of the DGCL and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of the Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash (all such Shares, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the Offer Price or the consideration paid in such a merger. Moreover, Johnson & Johnson could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the Offer Price. In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such stockholder will only be entitled to receive the Offer Price.

Litigation.

On May 28, 2009, a plaintiff filed a purported stockholder class action complaint in the Superior Court of the State of California, Los Angeles County. The complaint, captioned Dr. Igor Puzanov v. Cougar Biotechnology, Inc. et al., names as defendants the members of the Board of Directors, as well as Cougar, Johnson & Johnson and Purchaser. The plaintiff claims that Cougar’s directors breached their fiduciary duties to Cougar’s stockholders, and further claims that Johnson & Johnson and Purchaser aided and abetted the purported breach of fiduciary duty. In support of the plaintiff’s claims, the complaint alleges that the proposed transaction between Cougar and Johnson & Johnson involves an unfair price, an inadequate sales process, unreasonable deal protection devices and that defendants agreed to the merger to benefit themselves personally. The complaint seeks to enjoin the transaction and impose a constructive trust in favor of plaintiff and the class upon any benefits improperly received by defendants. It also seeks attorney’s and other fees and costs, in addition to seeking other relief. The Company believes the plaintiff’s allegations lack merit and will contest them vigorously.

Antitrust Compliance.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting periods have been satisfied. These requirements apply to Johnson & Johnson’s and Purchaser’s acquisition of the Shares in the Offer.

Under the HSR Act, the purchase of the Shares in the Offer may not be completed until both Johnson & Johnson and Cougar file certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division and observe the HSR Act’s notification and waiting periods. The HSR Act provides for an initial 15-calendar day waiting period following receipt of the necessary filings by the FTC and Antitrust Division. If the 15th calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 PM of the next business day. Cougar and Johnson & Johnson filed the Premerger Notification and Report Forms with the FTC and the Antitrust Division for review in connection with the Offer on June 5, 2009. The initial waiting period applicable to the purchase of Shares will expire on June 22, 2009, prior to the initial expiration date of the Offer unless the waiting period is earlier terminated by the FTC and Antitrust Division or extended by a request from the FTC or Antitrust Division for additional information or documentary material from Johnson & Johnson prior to that time. If, before expiration or early termination of the initial 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Johnson & Johnson, the waiting period with respect to the Offer and the Merger will be extended for an additional period of 10 calendar days following the date of Johnson & Johnson’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with Johnson & Johnson’s consent. The FTC or Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material may take a significant period of time.

At any time before or after the purchase of the Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares in the Offer and the Merger, the divestiture of the Shares purchased in the Offer or the divestiture of substantial assets of Purchaser, Cougar or any of their respective subsidiaries or affiliates. Private parties as well as attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

Top-Up Option.

Subject to the terms of the Merger Agreement, Cougar has granted to Purchaser an option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, from Cougar an aggregate number of newly-issued Shares equal to the lesser of:

•	one share less than 20% of the Shares issued and outstanding immediately prior to the exercise of the Top-Up Option; and

•	the lowest number of Shares that, when added to the number of Shares then owned by Johnson & Johnson, Purchaser and their respective subsidiaries and affiliates at the time of exercise of the Top-Up Option, constitutes 10,000 Shares more than 90% of the Shares then outstanding on a fully diluted basis (after giving effect to the issuance of the Top-Up Option Shares).

The Top-Up Option is not exercisable unless, immediately after such exercise, Johnson & Johnson, Purchaser and their respective subsidiaries would hold, in the aggregate, at least 90% of the then-outstanding

Shares. The number Shares that may be issued pursuant to the Top-Up Option is also limited to the aggregate number of Shares that Cougar is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The obligation of Cougar to issue such Shares is subject to compliance with all applicable regulatory and stock exchange requirements.

The Top-Up Option may be exercised by Johnson & Johnson or Purchaser, in whole or in part, at any time at or after the Completion of the Offer, and no exercise of the Top-Up Option shall be effective prior to the Completion of the Offer. The aggregate purchase price payable for the Shares being purchased by Johnson & Johnson or Purchaser pursuant to the Top-Up Option shall be determined by multiplying the number of such Shares by the Offer Price. Such purchase price may be paid by Johnson & Johnson or Purchaser, at its election, either entirely in cash or by paying in cash an amount equal to at least the aggregate par value of the Top-Up Option Shares and executing and delivering to Cougar a promissory note having a principal amount equal to such purchase price, or by any combination of the foregoing. Any such promissory note shall bear interest at the rate of 6% per annum, shall mature on the first anniversary of the date of execution thereof and may be prepaid without premium or penalty. The Top-Up option is intended to expedite the timing of the Completion of the Merger by permitting Johnson & Johnson and Purchaser to effect a “short-form” merger pursuant to applicable Delaware law at a time when the approval of the Merger at either a meeting of Cougar’s stockholders, or an action by written consent, would be assured because their ownership would represent at least a majority of the voting power of all Shares entitled to vote at such a meeting, or provide such written consent, as is required to complete the Merger.

Short-Form Merger.

Section 253 of the DGCL provides that, if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without any action on the part of the subsidiary. If Johnson & Johnson, Purchaser and their respective subsidiaries acquire at least 90% of the outstanding Shares on a fully diluted basis, Johnson & Johnson, Purchaser and Cougar shall take all actions necessary and appropriate to cause the Merger to become effective as soon as practicable following the time such ownership is obtained, without a stockholders’ meeting in accordance with Section 253 of the DGCL.

Stockholders’ Meeting.

If approval of Cougar’s stockholders is required under applicable law in order to complete the Merger (i.e. in the event that Purchaser does not own at least 90% of the outstanding Shares and is unable to complete a short-form merger pursuant to Section 253 of the DGCL), Cougar will, as promptly as reasonably practicable following the Completion of the Offer or the expiration of any subsequent offering period provided in accordance with Rule 14d-11 of the Exchange Act, take all action necessary or advisable under applicable law to call, give notice of and hold a meeting of Cougar’s stockholders to vote on, or if Johnson & Johnson specifies that the adoption of the Merger Agreement be effected by written consent, set a record date for and solicit such written consents.

Section 14(f) Information Statement.

The Information Statement attached as Annex I is being furnished in connection with the possible designation by Johnson & Johnson, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors, other than at a meeting of Cougar’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Annual Report on Form 10-K.

For additional information regarding the business and the financial results of Cougar, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, as amended by Form 10-K/A, which are incorporated herein by reference except to the extent modified hereby.

Cautionary Note Regarding Forward-Looking Statements.

Certain statements contained in, or incorporated by reference in, this Schedule 14D-9 are forward-looking statements and are subject to a variety of risks and uncertainties. Additionally, words such as “would,” “will,” “intend,” and other similar expressions are forward-looking statements. Such forward-looking statements include the ability of Cougar, Purchaser and Johnson & Johnson to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this Schedule 14D-9 are based on Cougar’s current expectations, and those made at other times will be based on Cougar’s expectations when the statements are made. Some or all of the results anticipated by these forward-looking statements may not occur. Factors that could cause or contribute to such differences include, but are not limited to, the expected timetable for completing the proposed transaction, the risk and uncertainty in connection with a strategic alternative process, the impact of the current economic environment, operating losses and fluctuations in operating results, capital requirements, regulatory review and approval of products, the conduct and timing of clinical trials, commercialization of products, market acceptance of products, product labeling, concentrated customer base, reliance on strategic partnerships and collaborations, uncertainties in drug development, uncertainties regarding intellectual property and other risks detailed from time to time in Cougar’s SEC reports, including its Annual Report on Form 10-K for the year ended December 31, 2008 as amended by Form 10-K/A. Cougar disclaims any intent or obligation to update these forward-looking statements.

Item 9.	Exhibits.

Exhibit
Number	Description

(a)(1)(A)	Offer to Purchase, dated June 5, 2009 (incorporated herein by reference to Exhibit(a)(1)(A) to Kite Merger Sub, Inc.’s Offer to Purchase Statement on Schedule TO, filed by Johnson & Johnson and Kite Merger Sub, Inc., with respect to Cougar Biotechnology, Inc., on June 5, 2009).
(a)(1)(B)	Form of Letter of Transmittal with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit(a)(1)(B) to the Schedule TO, filed by Johnson & Johnson and Kite Merger Sub, Inc., with respect to Cougar Biotechnology, Inc., on June 5, 2009).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit(a)(1)(C) to the Schedule TO, filed by Johnson & Johnson and Kite Merger Sub, Inc., with respect to Cougar Biotechnology, Inc., on June 5, 2009).
(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit(a)(1)(D) to the Schedule TO, filed by Johnson & Johnson and Kite Merger Sub, Inc., with respect to Cougar Biotechnology, Inc., on June 5, 2009).
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit(a)(1)(E) to the Schedule TO, filed by Johnson & Johnson and Kite Merger Sub, Inc., with respect to Cougar Biotechnology, Inc., on June 5, 2009).
(a)(1)(F)	Summary Newspaper Advertisement published in The Wall Street Journal on June 5, 2009 (incorporated herein by reference to Exhibit(a)(5)(B) to the Schedule TO, filed by Johnson & Johnson and Kite Merger Sub, Inc., with respect to Cougar Biotechnology, Inc., on June 5, 2009).
(a)(3)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder attached as Annex I.
(a)(2)(A)	Letter, dated June 5, 2009, from the board of directors of Cougar Biotechnology, Inc. to its stockholders.
(a)(2)(B)	Joint Press Release, dated May 21, 2009, issued by Johnson & Johnson and Cougar Biotechnology, Inc. (incorporated herein by reference to the Joint Press Release filed under the cover of Schedule TO-C by Johnson & Johnson on May 22, 2009).
(a)(2)(C)	Press Release, dated June 5, 2009, issued by Cougar Biotechnology, Inc.
(a)(2)(D)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated May 21, 2009 attached as Annex II.A.
(a)(2)(E)	Opinion of Leerink Swann LLC, dated May 21, 2009 attached as Annex II.B.

Exhibit
Number	Description

(e)(1)	Agreement and Plan of Merger, dated as of May 21, 2009, by and among Johnson & Johnson, Kite Merger Sub, Inc. and Cougar Biotechnology, Inc. (incorporated herein by reference to Exhibit 2.1 to Cougar Biotechnology, Inc.’s Current Report on Form 8-K dated May 22, 2009).
(e)(2)	Form of Tender and Support Agreement substantially in the form entered into by and among Johnson & Johnson, Kite Merger Sub, Inc., and certain stockholders of Cougar Biotechnology, Inc. (incorporated herein by reference to Exhibit 10.1 to Cougar Biotechnology, Inc.’s Current Report on Form 8-K dated May 22, 2009).
(e)(3)	Confidentiality Agreement, dated November 14, 2008, between Cougar Biotechnology, Inc. and Johnson & Johnson.
(e)(4)	Cougar Biotechnology, Inc. 2003 Stock Option Plan (filed as Appendix A to Cougar Biotechnology, Inc.’s Definitive Proxy Statement on Schedule 14A, filed September 30, 2008, and incorporated herein by reference).
(e)(5)	Amended and Restated Employment Agreement dated as of May 21, 2009, by and between Cougar Biotechnology, Inc., and Alan H. Auerbach (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on May 27, 2009).
(e)(6)	Retention Letter Agreement dated as of May 21, 2009, by and between Johnson & Johnson, Cougar Biotechnology, Inc., and Alan H. Auerbach (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on May 27, 2009).
(e)(7)	Cougar Biotechnology, Inc. Severance Plan, dated as of May 21, 2009 (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K filed on May 27, 2009).
(e)(8)	Cougar Biotechnology, Inc. Transaction Incentive Bonus Plan, dated as of May 21, 2009 (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K filed on May 27, 2009).
(e)(9)	Form of Indemnification Agreement substantially in the form entered into by and between Cougar Biotechnology, Inc., and each of its directors and officers, and one other member of senior management of Cougar Biotechnology, Inc. (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K dated May 27, 2009).
(e)(10)	Scientific Advisory Agreement dated as of January 1, 2004, between Cougar Biotechnology, Inc., and Arie S. Belldegrun (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form SB-2 filed on May 3, 2006).
(e)(11)	Amendment to Scientific Advisory Agreement dated as of August 24, 2004, between Cougar Biotechnology, Inc., and Arie S. Belldegrun (incorporated by reference to Exhibit 10.4 of the Company’s Registration Statement on Form SB-2 filed on May 3, 2006).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

COUGAR BIOTECHNOLOGY, INC.

By:
/s/  Alan H. Auerbach
Name:     Alan H. Auerbach

Title:	Chief Executive Officer

Dated: June 5, 2009

ANNEX I

COUGAR BIOTECHNOLOGY, INC.
10990 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER

This Information Statement is being mailed on or about June 5, 2009 to holders of record of common stock, par value $0.0001 per share, of Cougar Biotechnology, Inc., a Delaware corporation (“Cougar” or the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Cougar with respect to the tender offer (the “Offer”) by Kite Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Johnson & Johnson, a New Jersey corporation, for all of the issued and outstanding shares of common stock of Cougar (“Shares”). Unless the context indicates otherwise, in this Information Statement, “us,” “we,” and “our” refers to Cougar. You are receiving this Information Statement in connection with the possible election of persons designated by Johnson & Johnson to at least a majority of the seats on the Cougar Board of Directors (the “Board of Directors”). This designation is to be made pursuant to the Agreement and Plan of Merger, dated as of May 21, 2009 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among Johnson & Johnson, Purchaser and Cougar.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on June 5, 2009, to purchase all of the issued and outstanding Shares, at a price of $43.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated June 5, 2009 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively, constitute the “Offer”). The initial expiration date of the Offer is midnight, New York City time, on Thursday, July 2, 2009 (which is the end of the day on July 2, 2009), subject to extension in certain circumstances as required or permitted by the Merger Agreement, the Securities and Exchange Commission (the “SEC”), or applicable law. At that time, if all the conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to stockholders of Cougar and are filed as exhibits to the Schedule 14D-9 filed by Cougar with the SEC on June 5, 2009.

The Merger Agreement provides that, at any time after Purchaser accepts any Shares for payment pursuant to the Offer, Johnson & Johnson will be entitled to designate to serve on the Board of Directors, the number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Board of Directors (giving effect to any increase in the number of directors pursuant to the Merger Agreement to effect these provisions) and (ii) a fraction having a numerator equal to the aggregate number of Shares then beneficially owned by Johnson & Johnson or Purchaser (including Shares accepted for payment pursuant to the Offer), and having a denominator equal to the total number of Shares then issued and outstanding. As a result, Johnson & Johnson will have the ability to designate a majority of the Board of Directors following consummation of the Offer.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the appointment of Johnson & Johnson’s designees to the Board of Directors. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Johnson & Johnson and Purchaser’s designees have been furnished to Cougar by Johnson & Johnson, and Cougar assumes no responsibility for the accuracy or completeness of such information.

JOHNSON & JOHNSON DESIGNEES

Johnson & Johnson has informed Cougar that Johnson & Johnson will choose its designees for the Board of Directors from the list of persons set forth below. In the event that additional designees of Johnson & Johnson are required in order to constitute a majority of the Board of Directors, such additional designees will be selected by Johnson & Johnson from among the executive officers and directors of Johnson & Johnson listed in Schedule I of the Offer to Purchase, which is incorporated herein by reference. The following table sets forth, with respect to each individual who may be designated by Johnson & Johnson as one of its designees, the name, age of the individual as of June 5, 2009, current principal occupation and employment history during the past five years. Johnson & Johnson has informed the Company that each individual is a U.S. citizen and has consented to act as a director of the Company, if so appointed or elected. Unless otherwise indicated below, the business address for each such individual is c/o Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933.

None of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Age	Current Principal Occupation and Employment History

Sherilyn McCoy	50	Worldwide Chairman, Pharmaceuticals Group of Johnson & Johnson since January 1, 2009. Member of Executive Committee of Johnson & Johnson since 2008. Previously Company Group Chairman and Worldwide Franchise Chairman for Ethicon and Medical Devices & Diagnostics business in Latin America from 2005 to 2008. Joined Johnson & Johnson in 1982 and has held various positions, including Vice President of Research & Development and Global President of Baby and Wound Care franchise.
David Norton	57	Company Group Chairman, Global Pharmaceuticals Group of Johnson & Johnson since May 2009. Company Group Chairman, Worldwide Commercial and Operations for CNS, Internal Medicine and Virology franchise from 2006 to May 2009. Company Group Chairman, Pharmaceuticals Group of Johnson & Johnson (Europe, Middle East and Africa, then North America and Canada) from 2001 to 2006.
William N. Hait	60	President and Chief Executive Officer of Purchaser. Senior Vice President, Worldwide Head of Hematology and Oncology for Johnson & Johnson since March 2007. Founding Director of The Cancer Institute of New Jersey and Professor of Medicine and Pharmacology and Associate Dean for Oncology Programs at the University of Medicine and Dentistry of New Jersey-Robert Wood Johnson Medical School from January 1993 to March 2007.
Michael Meyers	59	Vice President of Purchaser. Vice President, Compound Development Team Leader for VELCADE in Oncology R&D at Johnson & Johnson since 2006. Franchise Development Leader for the Oncology/Hematology Therapeutic Area from 2005 to 2006. Previously Head of Medical Affairs at Aventis, U.S. Oncology Business Unit.
Patrick Verheyen	49	Vice President of Purchaser. Vice President, New Business Development, Johnson & Johnson Pharmaceutical Services, LLC since August 2002.
Nancy Ondovik	37	Director, New Business Development, Johnson & Johnson Pharmaceutical Services, LLC since May 2004.

Name	Age	Current Principal Occupation and Employment History

Steven Rosenberg	50	Secretary of Johnson & Johnson since 2006. Prior to becoming Secretary, served as Assistant General Counsel of Johnson & Johnson for over five years.
Clifford A. Birge	43	Director and Secretary of Purchaser. Assistant General Counsel to Johnson & Johnson since January 2007. Previously served as Senior Counsel to Johnson & Johnson for over five years.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of Cougar consists of 100,000,000 Shares, par value $0.0001 per Share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. As of June 2, 2009, a total of 20,791,368 Shares and no shares of preferred stock were issued and outstanding. The Shares constitute the only class of securities of Cougar outstanding that is entitled to vote at a meeting of stockholders of Cougar. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

Ownership of Company Common Stock by Directors and Executive Officers

The following table sets forth certain information regarding beneficial ownership of Shares as of June 2, 2009, by (i) each Cougar director, (ii) each of Cougar’s named executive officers (as defined under Item 402(a)(3) of Regulation S-K), and (iii) all such named executive officers and directors as a group. The number of Shares beneficially owned is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person’s spouse) with respect to all Shares listed as owned by that person or entity. Unless otherwise indicated, the address of each of the following persons is 10990 Wilshire Boulevard, Suite 1200, Los Angeles, California 90024.

			Percentage of
			Shares
	Shares Beneficially		Beneficially
Name of Beneficial Owner	Owned (#)		Owned (%)(1)

Alan H. Auerbach	1,167,746	(2)	5.4
Charles R. Eyler	63,411	(3)	*
Arturo M. Molina, M.D., MS, FACP	80,000	(3)	*
Richard B. Phillips, Ph.D.	30,000	(3)	*
Arie S. Belldegrun, M.D., FACS	978,843	(4)	4.6
Harold J. Meyers	78,412	(3)	*
Russell H. Ellison, M.D., MSc	30,001	(3)	*
Michael S. Richman	40,001	(3)	*
Thomas R. Malley	48,252	(5)	*
Samuel R. Saks, M.D.	10,000	(3)	*
All executive officers and directors as a group (10 persons)	2,526,666		11.2

*	Less than 1%.

(1)	Based on 20,791,368 Shares outstanding as of June 2, 2009. Beneficial ownership is determined in accordance with SEC rules, and includes any shares as to which the security or stockholder has sole or shared voting power or investment power, and also any shares the security or stockholder has the right to acquire within 60 days of the date hereof, whether through the exercise or conversion of any stock option, warrant or other right. The indication herein that shares are beneficially owned is not an admission on the part of the security or stockholder that he, she or it is a direct or indirect beneficial owner of those shares.

(2)	Includes 879,663 Shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of June 2, 2009.

(3)	Consists of Shares issuable upon exercise of options to purchase Shares that are currently exercisable or will become exercisable within 60 days of June 2, 2009.

(4)	Includes (i) 584,032 Shares issuable upon the exercise of options and 35,699 Shares issuable upon the exercise of warrants; (ii) 176,014 Shares held by MDRB Partnership, L.P., of which Dr. Belldegrun is the General Partner and the Belldegrun Children’s Trust is the Limited Partner; (iii) 15,000 Shares held by the Belldegrun Family Trust, of which Dr. Belldegrun and his spouse are trustees; and (iv) 116,654 Shares held by Leumi Overseas Trust Corporation Limited, as Trustee of the BTL Trust, a trust of which Dr. Belldegrun is a beneficiary; Dr. Belldegrun disclaims any beneficial ownership interest, except to the extent of his pecuniary interest therein, of the securities held by MDRB Partnership, L.P., the Belldegrun Family Trust, and the BTL Trust. All warrants and options referenced in this footnote are exercisable within 60 days of June 2, 2009.

(5)	Includes 28,334 Shares issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days of June 2, 2009.

Ownership of Company Common Stock by Certain Beneficial Owners

The following table sets forth certain information regarding the beneficial ownership of Shares as of June 2, 2009 by each stockholder who is known by Cougar based on publicly available records to own beneficially more than five percent (5%) of the outstanding Shares.

			Percentage of
			Shares
	Shares Beneficially		Beneficially
Name of Beneficial Owner	Owned (#)		Owned (%)

Lindsay A. Rosenwald	3,460,442	(6)	16.4
787 Seventh Avenue, 48th Floor New York, New York 10019
Mason Capital Management L.L.C.	1,500,000	(7)	7.2
110 East 59th Street New York, New York 10022
FMR, LLC.	3,109,946	(8)	15.0
82 Devonshire Street Boston, Massachusetts 02109
T. Rowe Price Associates, Inc.	1,896,866	(9)	9.1
100 East Pratt Street Baltimore, Maryland 21202
Wellington Management Company, LLP	2,036,964	(10)	9.8
75 State Street Boston, Massachusetts 02109

(6)	This represents (i) 3,184,903 Shares held by Horizon BioMedical Ventures, LLC, of which Dr. Rosenwald is the managing member and which are subject to a tender and support agreement with Johnson & Johnson, a description of which is found in the Schedule 14D-9, under “Tender and Support Agreements”; (ii) 10,000 Shares held by Dr. Rosenwald; and (iii) warrants to purchase an aggregate of 265,539 Shares issued to Dr. Rosenwald. It does not include 138,549 Shares beneficially owned by The Lindsay A. Rosenwald 2000 Family Trusts dated December 15, 2000, a trust established for the benefit of Dr. Rosenwald’s family. Dr. Rosenwald has advised us that he does not hold the power to vote or dispose of these shares, but instead such power rests solely with Lester Lipschutz, the trustee of such trust, who is not related to Dr. Rosenwald. On this basis, Dr. Rosenwald has informed us that he disclaims any beneficial ownership interest of the shares held by the trust, except to the extent of his pecuniary interest therein. Based on Schedule 13D/A filed by Dr. Rosenwald on February 3, 2009, as amended on June 2, 2009.

(7)	These Shares are directly owned by Mason Capital, LP, a Delaware limited partnership; Mason Capital, Ltd., a corporation organized under the laws of the Cayman Islands; and certain other funds and accounts. Mason Capital Management LLC is the investment manager of each of these funds and may be deemed to have beneficial ownership over the Shares by virtue of the authority granted to Mason Capital Management LLC by such funds to vote and dispose of such Shares. Based on Schedule 13G filed by Mason Capital Management, LLC on June 1, 2009.

(8)	Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, is the beneficial owner of these Shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The ownership of one such investment company, Fidelity Growth Company Fund, amounted to 1,044,042 Shares. Edward C. Johnson 3d and

FMR LLC, through its control of Fidelity and other funds each has sole power to dispose of the 3,109,946 Shares owned by the funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds’ Boards of Trustees. Based on Schedule 13G/A filed by FMR, LLC on February 17, 2009.

(9)	Based on Schedule 13G/A filed by T. Rowe Price Associates, Inc. on February 12, 2009.

(10)	Based on Schedule 13G/A filed by Wellington Management Company, LLP on February 17, 2009.

CURRENT COMPANY DIRECTORS AND NAMED EXECUTIVE OFFICERS

The names of the current Cougar directors, executive officers and key employees, and their ages are as follows:

Name	Age	Position

Alan H. Auerbach	39	Director, Chief Executive Officer and President
Charles R. Eyler	61	Senior Vice President, Finance and Treasurer
Arturo M. Molina, M.D., MS, FACP	50	Executive Vice President, Clinical Research and Development and Chief Medical Officer
Richard B. Phillips, Ph.D.	55	Senior Vice President, Regulatory Affairs/Quality Assurance
Arie S. Belldegrun, M.D., FACS	59	Director, Vice Chairman of the Board of Directors and Chairman of Scientific Advisory Board
Harold J. Meyers	76	Director
Michael Richman	48	Director
Russell H. Ellison, M.D., MSc	61	Director
Thomas R. Malley	40	Director
Samuel R. Saks, M.D.	54	Director

Alan H. Auerbach founded Cougar in May 2003 and has served as Chief Executive Officer, President and a director since that time. From June 1998 to April 2003, Mr. Auerbach was Vice President, Senior Research Analyst at Wells Fargo Securities, a brokerage company servicing institutional investors, where he was responsible for research coverage of small and middle capitalization biotechnology companies, with a focus on companies in the field of oncology. From August 1997 to May 1998, Mr. Auerbach was Vice President, Research Analyst at the Seidler Companies, Inc., where he was responsible for research coverage of small capitalization biotechnology companies. Prior to his work as a biotechnology analyst, Mr. Auerbach worked for Diagnostic Products Corporation, where he designed and implemented clinical trials in the field of oncology. Mr. Auerbach received his B.S. in biomedical engineering from Boston University and his M.S. in Biomedical Engineering from the University of Southern California.

Charles R. Eyler joined Cougar in September 2004 as Vice President of Finance and became Treasurer in April 2006. In September 2008, Mr. Eyler was promoted to Senior Vice President of Finance. Prior to joining Cougar, from March 1999 to January 2004, Mr. Eyler served as Chief Financial Officer and Chief Operating Officer of Hayes Medical Inc., a private company based in El Dorado Hills, California, which designs, manufactures, markets and distributes orthopaedic implants and instruments specializing in total hip and knee implants and instrumentation. Prior to Hayes Medical, Mr. Eyler held several financial positions, including Director of Finance and Administration at Alphatec Manufacturing, Inc., Division Controller at JBL Scientific, Inc., Division Controller at Surgitek, Inc. and Financial Systems Director at Zimmer, Inc. Mr. Eyler received his B.S. from Drexel University and his M.B.A. from Saint Francis College.

Arturo M. Molina, M.D. joined Cougar in May 2007 as Senior Vice President of Research and Development and became Executive Vice President of Research and Development and Chief Medical Officer in August 2008. From 2003 until joining Cougar, Dr. Molina held a series of positions of increasing responsibility involving medical research and clinical development in the oncology/hematology group at Biogen Idec, Cambridge, Massachusetts based biotechnology company, including his most recent position of Senior Director, Oncology Research and Development, which he held from March 2006 to May 2007. Prior to Biogen Idec, from October 2002 to August 2003, Dr. Molina served as Senior Director, Medical Affairs, and Department Head, Medical Information and Communication at IDEC Pharmaceuticals, which merged with Biogen, Inc. in 2003 to form Biogen Idec. Dr. Molina received an M.S. in Physiology and M.D. from Stanford University School of Medicine.

Richard B. Phillips, Ph.D. joined Cougar in January 2007 as Vice President of Regulatory Affairs and Quality Assurance and became Senior Vice President Regulatory Affairs and Quality Assurance in March 2008. Since 2005, Dr. Phillips was employed by Amgen Inc., where he was the Director of Regulatory Affairs and Global Regulatory Leader for Vectibixtm (panitumumab), which received Food & Drug Administration approval in 2006 for the treatment of metastatic colorectal cancer. Prior to Amgen, Dr. Phillips served as Vice President of Regulatory Affairs and Quality Assurance at Chugai Pharma USA from 2002 to 2004, where he was responsible for eight development programs in five therapeutic areas, including oncology. He has also held regulatory affairs management positions with Pfizer Inc. (Parke-Davis), Johnson & Johnson (Janssen, L.P.), G.D. Searle (Pfizer) and Structural GenomiX.

Arie S. Belldegrun, M.D. joined Cougar in December 2003 as Vice Chairman of the Board of Directors and Chairman of the Scientific Advisory Board. Dr. Belldegrun is Director of the Institute of Urologic Oncology at the University of California, Los Angeles (UCLA). He holds the Roy and Carol Doumani Chair in Urologic Oncology and is Professor of Urology and Chief of the Division of Urologic Oncology at the David Geffen School of Medicine at UCLA. In 1997, Dr. Belldegrun founded Agensys, Inc., an early stage privately held biotechnology company based in Los Angeles, California that is focused on the development of fully human monoclonal antibodies to treat solid tumor cancers in a variety of cancer targets. Dr. Belldegrun served as founding Chairman of Agensys from 1997-2002 and then as a Director until December 2007, when the company was acquired by Astellas Pharma. Dr. Belldegrun is also Chairman of the Board of Directors of Arno Therapeutics Inc, and a director of Hana Biosciences, Inc., two public reporting biotechnology companies. He is also Chairman and Partner of Two River Group Holdings LLC, a New York based Venture Capital firm. Dr. Belldegrun’s prior experience also includes serving as principal investigator of more than 50 clinical trials of anti-cancer drug candidates and therapies. Dr. Belldegrun completed his M.D. at the Hebrew University Hadassah Medical School in Jerusalem, his post graduate fellowship at the Weizmann Institute of Science and his residency in Urological Oncology at Harvard Medical School. Prior to UCLA, Dr. Belldegrun was at the National Cancer Institute/NIH as a research fellow in surgical oncology under Steven A. Rosenberg, M.D., Ph.D. He is certified by the American Board of Urology and is a Fellow of the American College of Surgeons and the American Association of Genitourinary Surgeons (AAGUS).

Harold J. Meyers has been a director of Cougar since July 2003. Mr. Meyers’ career encompasses over 45 years of professional experience in various aspects of the financial services industry, including being the founder of Los Angeles based H.J. Meyers and Company from 1982-1994, serving as Managing Director of Wells Fargo Investments (formerly Van Kasper & Company), a brokerage company servicing retail investors, from 1995-2003 and serving in his current position as Senior Vice President of A.G. Edwards & Sons, Inc., since July 2003. On January 1, 2008, A.G. Edwards became a division of Wachovia Securities, LLC, a subsidiary of Wachovia Corporation. Following the December 31, 2008 merger of Wachovia Corporation with Wells Fargo & Company, Wachovia Securities, LLC became Wells Fargo Advisors, LLC. Mr. Meyers holds a B.A. from the University of Denver.

Michael S. Richman has been a director of Cougar since June 2006. Since July 2008, Mr. Richman has served as President and CEO of Amplimmune, Inc., a privately-held biologics company focused on cancer and autoimmune diseases. From May 2007 to June 2008, Mr. Richman was President and COO of Amplimmune, Inc. From April 2002 to May 2007, Mr. Richman served as the Executive Vice President and Chief Operating Officer of MacroGenics, Inc., a privately-held biotechnology company based in Rockville, Maryland that is engaged in the development of immune-based products, including monoclonal antibodies to treat patients with cancer, autoimmune disorders, allergy, or infectious diseases and vaccines to prevent infections in healthy individuals. From December 2000 to March 2002, Mr. Richman served as Senior Vice President, Corporate Development and Administration, for MedImmune, Inc., a publicly-held biotechnology company based in Gaithersburg, Maryland. From November 1996 to December 2000, Mr. Richman served as Vice President, Business Development, for MedImmune, Inc. Mr. Richman also serves as a director of Opexa Therapeutics, Inc., a publicly-held biotechnology company based in Houston, Texas. Mr. Richman holds an M.S.B.A in International Business from San Francisco State University and a B.S. from the University of California at Davis.

Russell H. Ellison, M.D., MSc. has been a director of Cougar since September 2006. Since July 2007, Dr. Ellison has served as an Executive Vice President of Paramount Biosciences LLC, based in New York, New York, a global pharmaceutical development and healthcare investment firm that conceives, nurtures and supports new biotechnology and life sciences companies. Paramount BioSciences is an affiliate of Horizon

BioMedical Ventures, LLC, a significant stockholder of Cougar. From October 2005 to June 2007, Dr. Ellison served as the Vice President of Clinical Development of Fibrogen, Inc., a privately held biotechnology company based in South San Francisco, California engaged in the development of novel therapeutics for fibrotic disorders, diabetic complications, anemia, ischemic disease, cancer and other areas of unmet medical need. From August 2002 to December 2004, Dr. Ellison served as Vice President of Medical Affairs and Chief Medical Officer of Sanofi-Synthelabo, USA, based in New York, New York. From May 1997 to August 2002, Dr. Ellison served as Vice President, Medical Affairs and Chief Medical Officer of Hoffmann-La Roche Inc., based in Nutley, New Jersey. Dr. Ellison holds an M.D. from the University of British Columbia and an MSc (with distinction) from The London School of Tropical Medicine and Hygiene.

Thomas R. Malley has been a director of Cougar since June 2007. Since 2007, Mr. Malley has been a partner of Mossrock Capital, LLC. From December 1998 to May 2007, Mr. Malley served with Janus Mutual Funds, including as Vice President and Portfolio Manager for the Janus Global Life Sciences Fund from its inception in December 1998 to April 2007. From April 1991 to December 1998, Mr. Malley served as an equity analyst for Janus Mutual Funds. Mr. Malley also serves as a director of Avigenics Corporation, a privately held biotechnology company based in Athens, Georgia, which focuses on the development of biogeneric pharmaceuticals. Mr. Malley holds a B.S. in Biology from Stanford University.

Samuel R. Saks, M.D. has been a director of Cougar since September 2007. From 2003 until April 2009, Dr. Saks served as the Chief Executive Officer and director of Jazz Pharmaceuticals, Inc., a publicly held biotechnology company that he co-founded. From 2001 until 2003, he was Company Group Chairman of ALZA Corporation and served as a member of the Johnson & Johnson Pharmaceutical Group Operating Committee. From 1992 until 2001, he held various positions with ALZA Corporation, most recently as its Chief Medical Officer and Group Vice President, where he was responsible for clinical and commercial activities. He also serves on the board of directors of Trubion Pharmaceuticals, a publicly-held biopharmaceutical company. Dr. Saks is board certified in oncology and received a B.S. and an M.D. from the University of Illinois.

There are no material proceedings in which any director or officer of Cougar is a party adverse to Cougar or any of its subsidiaries or has a material interest adverse to Cougar or any of its subsidiaries.

There are no family relationships among the directors and executive officers of Cougar.

COMPANY BOARD OF DIRECTORS AND
CORPORATE GOVERNANCE INFORMATION

Board Meetings and Independence

During the fiscal year ended December 31, 2008, the Board of Directors held six meetings (either in person or by conference call). All directors attended at least 75% of the aggregate meetings of the Board and of the committees on which they served.

In determining whether the members of the Board and its committees are independent, Cougar has elected to use the definition of “independence” set forth by NASDAQ Marketplace Rule 5605(a)(2) and the standards for independence established by the NASDAQ Stock Market, whereby a majority of the members of a listed company’s board of directors must qualify as “independent” as determined by the Board. The Board of Directors consults with the Company’s legal counsel to ensure that the Board’s determinations are consistent with all relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in the applicable listing standards of the NASDAQ Stock Market. Consistent with these considerations, and after review of all relevant transactions or relationships between each director, or any of his family members, and Cougar, its senior management and its independent registered public accounting firm, the Board has determined that Mr. Meyers, Mr. Richman, Mr. Malley and Dr. Saks are independent directors within the meaning of the applicable listing standard of the NASDAQ Stock Market.

Board Committees

The Board of Directors has an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. The following table provides the current membership for each of the Board committees:

Name of Committee	Membership

Audit	Mr. Meyers, Mr. Malley and Dr. Saks
Compensation	Mr. Richman, Mr. Malley and Dr. Saks
Nominating and Corporate Governance	Mr. Richman, Mr. Meyers and Mr. Malley

Audit Committee

The Audit Committee oversees the Company’s accounting and financial reporting process. For these purposes, the Audit Committee performs several functions. For example, the Committee evaluates and assesses the qualifications of the independent registered public accounting firm; determines the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any non-audit services; reviews the financial statements to be included in the Company’s Annual Report on Form 10-K; and discusses with management and the independent registered public accounting firm the results of the annual audit and the results of Cougar’s quarterly financial statements.

The Board of Directors has reviewed the definition of independence for Audit Committee members and has determined that each member of the Audit Committee is independent (as independence is currently defined in the applicable NASDAQ listing standards and rules of the SEC). The Board has further determined that Mr. Meyers qualifies as an “audit committee financial expert,” as defined by applicable rules of the SEC. The Audit Committee met five times in 2008, including once for each fiscal quarter. The Board of Directors has adopted a written Audit Committee Charter, a copy of which can be found on the Company website at www.cougarbiotechnology.com.

Compensation Committee

The Compensation Committee of the Board of Directors oversees the Company’s compensation policies, plans and programs. The Compensation Committee reviews and approves corporate performance goals and objectives relevant to the compensation of executive officers and other senior management; reviews and recommends to the Board the compensation and other terms of employment of the Company’s Chief Executive Officer and other executive officers; administers the Company’s equity incentive and stock option plans; and makes recommendations to the Board concerning the issuance of awards pursuant to those plans. In making their compensation decisions and recommendations, the Compensation Committee and the Board of Directors take into account the recommendations of the Company’s Chief Executive Officer with respect to the compensation of the Company’s executive officers other than the Chief Executive Officer. Other than giving such recommendations, however, the Chief Executive Officer has no formal role and no authority to determine the amount or form of executive compensation.

All current members of the Compensation Committee are independent (as independence is currently defined in the applicable NASDAQ listing standards). The Compensation Committee held one meeting in 2008 and took action by written consent once. The Board of Directors has adopted a written charter of the Compensation Committee, a copy of which can be found on the Company’s website at www.cougarbiotechnology.com.

Nominating and Governance Committee

The Nominating and Corporate Governance Committee considers and recommends to the Board persons to be nominated for election by the stockholders as directors. In addition to nominees recommended by directors, the Nominating and Corporate Governance Committee will consider nominees recommended by stockholders if submitted in writing to the Company’s Corporate Secretary at the address of its principal offices. The Board believes that any candidate for director, whether recommended by stockholders or by the Board, should be considered on the basis of all factors relevant to the Company’s needs and the credentials of the candidate at the time the candidate is proposed. Such factors include relevant business and industry experience and demonstrated character and judgment.

All current members of the Nominating and Corporate Governance Committee are independent (as independence is currently defined in the applicable NASDAQ listing standards). The Nominating and Corporate Governance Committee met twice in 2008. The Board of Directors has adopted a written charter of the Nominating and Corporate Governance Committee, a copy of which can be found on the Company’s website at www.cougarbiotechnology.com.

Communication with the Board of Directors

Although the Company has not adopted a formal process for stockholder communications with the Board of Directors, the Company believes stockholders should have the ability to communicate directly with the Board so that their views can be heard by the Board or individual directors, as applicable, and that appropriate and timely responses be provided to stockholders. All communications regarding general matters should be directed to Cougar’s Corporate Secretary at the address below and should prominently indicate on the outside of the envelope that it is intended for the complete Board of Directors or for any particular director(s). If no designation is made, the communication will be forwarded to the entire Board. Stockholder communications to the Board should be sent to:

Corporate Secretary
Attention: Board of Directors (or name(s) of particular directors)
Cougar Biotechnology, Inc.
10990 Wilshire Blvd., Suite 1200
Los Angeles, California 90024.

Code of Ethics

The Board of Directors has also adopted a formal Code of Business Conduct and Ethics that applies to all Cougar employees, officers and directors. The latest copy of the Code of Business Conduct and Ethics, is available on Cougar’s website at www.cougarbiotechnology.com.

REPORT OF THE AUDIT COMMITTEE *

The following is the report of Cougar’s Audit Committee with respect to the Company’s audited financial statements for the fiscal year ended December 31, 2008:

The purpose of the Audit Committee is to assist the Board in its general oversight of financial reporting, internal controls and audit functions. The Audit Committee Charter describes in greater detail the full responsibilities of the Committee. The Audit Committee is comprised solely of independent directors, as defined by the listing standards of The NASDAQ Stock Market.

The Audit Committee has reviewed and discussed the financial statements with management and J.H. Cohn LLP, the Company’s independent registered public accounting firm. Management is responsible for the preparation, presentation and integrity of the Company’s financial statements; accounting and financial reporting principles; establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)); establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)); evaluating the effectiveness of disclosure controls and procedures; evaluating the effectiveness of internal control over financial reporting; and evaluating any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. J.H. Cohn LLP is responsible for performing an independent audit of the financial statements and expressing an opinion on the conformity of those financial statements with U.S. generally accepted accounting principles.

The Audit Committee has also discussed with J.H. Cohn LLP the matters required to be discussed by Statement of Auditing Standards No. 61, Communication with Audit Committees, as amended, which includes, among other items, matters related to the conduct of the audit of the Company’s financial statements. The Audit Committee has also received the written disclosures and the letter from J.H. Cohn LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding J.H. Cohn LLP’s communications with the Audit Committee concerning independence, and has discussed with J.H. Cohn LLP their independence from the Company.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the Company’s audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

Submitted by:

Harold J. Meyers (Chair)
Thomas R. Malley
Dr. Samuel R. Saks

*	This report is not “soliciting material,” is not deemed filed with the SEC and is not to be incorporated by reference in any of Cougar’s filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether before or after the date hereof and irrespective of any general incorporation language in any such filing.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Cougar has adopted a written policy with respect to related party transactions whereby any proposed transaction between Cougar and (i) any of Cougar’s executive officers or directors, (ii) any stockholder beneficially owning in excess of 5% of Cougar common stock (or Cougar’s controlled affiliates’ stock), (iii) any immediate family member of an executive officer or director, or (iv) any entity that is owned or controlled by someone listed in items (i) through (iii) above, or any entity in which someone listed in items (i) through (iii) above has a substantial ownership interest or control, must be approved by a majority of the disinterested members of the audit committee, unless the transaction is available to all of employees generally, or involves less than $120,000. If the proposed transaction involves executive or director compensation, it must be approved by the compensation committee.

In the event a proposed transaction has been identified as a related party transaction, such transaction must be presented to the audit committee for consideration and approval or ratification. The presentation to the audit committee must include a description of all material facts, including the interests, director and indirect, of the related party, the benefits to Cougar of the transaction and whether alternative transactions are available. A majority of disinterested members of the audit committee must approve a transaction for Cougar to enter into it. Cougar did not enter into any related party transactions in 2008.

COMPLIANCE WITH SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING

Section 16(a) of the Exchange Act requires Cougar’s directors and executive officers, and persons who own more than ten percent (10%) of a registered class of Cougar’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Cougar’s common stock and other equity securities. Officers, directors and greater than ten percent (10%) stockholders are required by the SEC regulation to furnish Cougar with copies of all Section 16(a) forms they file.

To Cougar’s knowledge, based solely on a review of the copies of the Forms 3, 4 and 5 and amendments received by Cougar with respect to transactions during 2008, Cougar believe that all such forms were filed on a timely basis, except for those listed in the following table:

Name of Filer	Description of Transaction	Transaction Date	Filing Date

Arie S. Belldegrun	Open market purchase	2/21/08	3/3/08
Russell H. Ellison	Option grant	6/17/08	6/23/08
Arturo M. Molina	Option grant	8/1/08	8/6/08

EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS

The following discussion covers the compensation arrangements for Cougar’s named executive officers, namely Alan H. Auerbach, President and Chief Executive Officer, Charles R. Eyler, Senior Vice President, Finance and Treasurer, Arturo Molina, Executive Vice President, Clinical Research and Development and Chief Medical Officer, and Richard Phillips, Senior Vice President, Regulatory Affairs and Quality Assurance, and includes a general discussion and analysis of the Company’s executive compensation program as well as a series of tables containing specific compensation information for named executive officers.

Role of the Compensation Committee

The Compensation Committee is comprised of three non-employee, independent members of the Board. The committee’s basic responsibility is to ensure that the Company’s executive compensation is designed to provide competitive levels of compensation that link pay, directly and objectively, with the Company’s annual goals and the long-term interests of stockholders; reward outstanding corporate performance; recognize individual initiative and achievements; and assist the Company in attracting and retaining qualified executives. Toward these ends, the Compensation Committee is charged with the following principal functions:

•	Periodically review executive compensation, such as salary, bonus, equity compensation and miscellaneous benefits; and

•	Recommend to the entire Board the salary, bonus, stock incentive awards and other benefits of executive officers, including the Chief Executive Officer, taking into consideration the performance of the executive, interests of stockholders, compensation paid at comparable companies, current market conditions and economic outlook, and the size and financial condition of the Company.

Typically, the Compensation Committee does not make final compensation decisions relating to executive officers. Instead, with regard to the compensation of the Chief Executive Officer, the Committee will evaluate and make recommendations concerning CEO compensation matters to the full Board, which retains authority for such matters. On some occasions, however, the Board will delegate to the Compensation Committee authority for certain aspects of an executive’s compensation.

Compensation Philosophy and Objectives

As a biopharmaceutical company, Cougar operates in a highly competitive and rapidly changing industry. The Company believes that the skill, talent, judgment and dedication of the executive officers and other key employees of Cougar are critical factors that impact the short and long-term value of the Company. The Company therefore strives to maintain a compensation program that will fairly compensate employees, attract and retain qualified employees who the Company believes are able to contribute to long-term success, incentivize future performance toward corporate objectives and align employees’ long-term interests with those of stockholders.

Cougar makes executive compensation decisions at varying times throughout the year that coincide with each executive’s anniversary of employment with the Company. With respect to each of the named executive officers, Cougar reviews their individual performance, departmental performance and, particularly in the case of the Chief Executive Officer, Company performance. The Company’s compensation philosophy is to provide overall compensation, when targeted levels of performance are achieved, which falls within a range of the 50th to 75th percentile of pay practices in a peer group described below.

Compensation Consultant; Peer Group

The Compensation Committee has not historically engaged consultants with respect to executive compensation matters. However, in 2008, the Committee engaged Compensia, Inc., to provide it with certain benchmarking material to assist in determining appropriate salary, total cash compensation (salary plus target bonus opportunity) and long-term equity compensation for executive officers for 2008. Compensia provided the Compensation Committee with compensation data for 17 publicly-traded companies in the pharmaceutical and biotechnology industry. These companies were chosen by the Compensation Committee, upon the recommendation of Compensia, because they were generally similar to the Company in terms of industry, capital structure, financial attributes, geographic location and/or competition for talent. The following companies were included in the peer group approved by the Compensation Committee:

ACADIA Pharmaceuticals
Acura Pharmaceuticals
Alexza Pharmaceuticals
Allos Therapeutics
Amicus Therapeutics
Ariad Pharmaceuticals
Cadence Pharmaceuticals
Cell Genesys
Cypress Bioscience
Dendreon
Discovery Laboratories
Dyax
GTx
Halozyme Therapeutics
Orexigen Therapeutics
Pharmasset
POZEN

Components of the Company’s Compensation Program

The Company’s executive compensation program consists of three main components:

•	base salary;

•	a discretionary cash bonus; and

•	equity incentive awards.

Base Salary.  As with the other components of Cougar’s compensation program, as discussed above, the base salaries of the Company’s executive officers are established on an annual basis for each executive officer based on the approximate anniversary of the commencement of their employment with the Company. For example, if the anniversary of an executive officer’s start with the Company occurs in June, that officer’s base salary is evaluated and adjusted as appropriate in or around June of each year and would remain in effect until June of the following year. Accordingly, the base salaries for each named executive officer is evaluated and adjusted at varying times during the year. In recommending those salaries, the Compensation Committee considers the executive’s level of responsibility, experience and individual performance, and the Company’s performance, as well as information regarding salary ranges paid to executives with comparable duties in companies at a similar stage as Cougar’s. In particular, for 2008, the Compensation Committee considered data from the companies in the Company’s peer group.

Cash Bonuses.  Executive officers are eligible for cash bonus awards to executives as part of their annual overall compensation at their respective annual review period. At the start of employment and at each annual period, the Board establishes a maximum bonus for which the executive will be eligible at the end of his annual period, which is expressed as a percentage of the executive’s base salary. With respect to executives other than the Chief Executive Officer, the Board generally attempted to set the eligible bonus amounts for 2008 so that, when taken together with base salary, the total target cash awards for a given year was designed to be in the 50-60th percentiles of the peer group. The Chief Executive Officer’s total targeted cash (salary plus eligible bonus) was designed to be in approximately the 75th percentile of the peer group. The Board retains the discretion to award a discretionary bonus in excess of the target amounts for each individual executive, but has exercised such discretion on only one occasion, as described below. The Board anticipates that it will exercise such discretion on only rare occasions in the future, if at all.

Annual cash bonuses are awarded based on the Company’s general performance during the relevant period, as well as each individual’s performance and contribution in meeting corporate objectives. Generally speaking, evaluation of the Company’s performance has not been based on specific milestones or other objective criteria established at the beginning of a compensation year. Instead, the Compensation Committee and Board has considered a number of performance factors, including professional ability and integrity (e.g., job knowledge, professionalism, and adherence to Company policies, including regulatory and other legal obligations), human relations skills (e.g., interpersonal skills, communication and coordination), and the general achievement and performance of the executive’s department or function (e.g., clinical research, finance, or regulatory affairs). Evaluation of individual overall performance for the Chief Executive Officer is performed by the Compensation Committee, as well as the entire Board, and in deliberations without the Chief Executive Officer present. Evaluation of cash bonus awards for executive officers other than the Chief Executive Officer reflects the individual’s performance in the opinion of the Chief Executive Officer, as well as other members of the Compensation Committee and Board.

Equity Incentive Awards.  While cash compensation is viewed as a reward for current and past services, equity incentive awards are important short-term and long-term compensation tools for employee retention and to incentivize future performance. The Compensation Committee endorses the position that granting equity incentive awards, which in the Company’s case consists entirely of stock options, to the Company’s executive officers (stock option awards are a benefit offered to all employees) can be very beneficial to stockholders because it aligns management’s and stockholders’ interests in the enhancement of stockholder value over a longer period of time. An executive officer receives value from these grants only if he or she remains employed by the Company during the vesting period, which is typically over a four-year period, and only if the Company’s common stock appreciates (options are granted with an exercise price equal to the closing market price of the Company’s common stock on the date of grant). In addition, equity incentive awards are an important compensation tool in attracting and retaining high caliber professionals. In determining the number of shares subject to an equity incentive award, the Compensation Committee takes into account the officer’s position and level of responsibility, the officer’s past performance and potential future contribution, the officer’s existing stock, the competitiveness of the executive officer’s overall compensation arrangements, including equity awards, and information regarding equity awards paid to executives within the Company’s peer group. Typically, the Compensation Committee or Board grants stock option awards once annually to an executive, however, it may make additional grants based upon a number of factors, including Company, individual achievements and if believed necessary to retain an executive.

Historically, the Board has not approved the use of restricted stock or other equity incentive awards other than stock options. However, the Company’s 2003 Stock Option Plan does authorize the issuance of such other equity awards, and the Board retains discretion to make such grants in the future. The Company does not maintain any guidelines or policies concerning ownership of the Company’s stock or other equity.

The Company also maintains a 401(k) savings plan, available to all employees, to encourage employees to save for retirement. Under the 401(k) plan, the Company matches 100% of employees’ contribution up to 3% of their salary, then 50% of the next 2% of salary, with a maximum Company match of $9,200 per year. The Company also provides health, dental, life and disability insurance to its executives.

The Compensation Committee believes that all three principal compensation elements combined fit well into its overall compensation objectives of attracting top talent for executive positions, incentivizing such executive officers, rewarding them for individual and Company performance, and aligning the interests of executive officers with those of the Company’s stockholders. Taken as a whole, these elements of the executive compensation program (base pay, annual bonus and stock option grants) are comparable to the programs offered by other companies in the Company’s peer group, as well as in the life sciences industry in general. Therefore, the Compensation Committee believes that the program helps us attract new executive talent and retain, motivate, and reward the executives that Cougar currently employs.

Compensation Decisions for the Named Executive Officers for 2008

Base Salaries.  In determining the whether to make adjustments to the base salaries for each named executive officer, the Compensation Committee reviewed the survey and/or benchmark data referred to above to ensure that executive base salaries as a group were within the competitive levels described above, and then determined appropriate increases to base salaries from the prior year. Since becoming a public reporting company in April 2006, the Company has grown substantially in nearly every respect, including the size of the Company’s operations and scope of the Company clinical research activities, the number of employees and the Company’s market capitalization. As a result of that growth, the Compensation Committee determined that the base salary rates for the Company’s named executive officers were generally below — in some cases significantly — the 50th percentile of the Company’s peer group. Accordingly, the Committee and the Board believed it was appropriate in 2008 to make larger than usual adjustments to the base salary rates of the named executive officers. The following table summarizes those adjustments:

	2007	2008	Percentage Change
	Base Salary	Base Salary	From 2007

Mr. Auerbach(1)	$330,000	$470,000	42%
Mr. Eyler(2)	$225,000	$250,000	11%
Dr. Molina(3)	$300,000	$340,000	13%
Dr. Phillips(4)	$220,000	$250,000	14%

(1)	2008 base salary adjustment was effective June 1, 2008.

(2)	2008 base salary adjustment was effective September 22, 2008.

(3)	2008 base salary adjustment was effective May 7, 2008.

(4)	2008 base salary adjustment was effective February 1, 2008.

Annual Bonus Awards.  The Compensation Committee and Board determined that the performance of each named executive officer was outstanding for their respective annual review period. From 2007 to 2008, the Company made significant advancements with respect to the clinical development of CB7630, the Company’s lead drug candidate, including the commencement of a Phase III clinical trial in April 2008 and the agreement of the Food and Drug Administration of such trial under a special protocol assessment. The Compensation Committee believes the performance of the Company’s management team has contributed significant value to the Company and its stockholders during this period. The following table summarizes the annual target discretionary bonus and the actual discretionary bonus paid, in each case stated as a percentage of base pay, granted to each named executive officer for performance during the annual review period for such officer that ended in fiscal year 2008:

	2008	2008	Dollar Value of
	Target Bonus	Bonus Awarded	2008 Award

Mr. Auerbach	15%	15%	$50,000
Mr. Eyler	30%	34%	$85,000
Dr. Molina	30%	30%	$90,000
Dr. Phillips	30%	30%	$66,000

The Board approved a discretionary bonus to Charles Eyler, Senior Vice President, Finance/Treasurer, of $85,000 (34% of base salary) when his targeted amount was only $75,000 (30% of base salary). The Board’s decision was based on its determination of Mr. Eyler’s exceptional performance and improvement exhibited during his annual review period in leading the Company’s finance and public reporting functions.

Notwithstanding the discretionary nature of the current cash bonus awards, the Company has in prior years also awarded cash bonuses to Mr. Auerbach in accordance with the terms of his former employment agreement with the Company, which was entered into in September 2006. Under that agreement, Mr. Auerbach was also eligible for one-time milestone-based bonus payments, as follows: (i) $100,000 upon such time that Cougar’s market capitalization is at least $150 million; (ii) $250,000 upon such time that Cougar’s market capitalization is at least $250 million; (iii) $1,000,000 upon such time that Cougar’s market capitalization is at least $500 million; and (iv) $2,000,000 upon such time that Cougar’s market capitalization is at least $1 billion. All but the last of these bonus milestones were achieved, and the related bonuses paid, during 2007. In 2008, Mr. Auerbach’s employment agreement was amended and restated, primarily to enhance certain benefits to which he would be entitled upon termination, but he remains eligible to receive a bonus upon achievement of the last milestone. See “Employment Agreements with Executives.”

Stock Options.  The Company grants stock options to the named executive officers under the 2003 Stock Option Plan. In determining the number of stock options granted to the executive officers, the Compensation Committee considers prior equity positions for each named executive officer, together with benchmark data from the Company’s peer group companies with a goal of ensuring a level of long-term incentive compensation for the named executive officers as a group at approximately the 50th percentile of long-term incentive compensation for executive officers in similar positions with similar responsibilities at the peer companies. The following table summarizes the grants made in 2008 as well as the total long-term equity incentive holdings (all of which is in the form of stock options) for each executive:

	Shares Subject to 2008	Total Shares Subject to All
	Stock Options Awards	Stock Option Awards

Mr. Auerbach	150,000	1,126,198
Mr. Eyler	25,000	118,411
Dr. Molina	65,000	225,000
Dr. Phillips	60,000	150,000	(1)

(1)	Includes 30,000 shares underlying options that were exercised during 2008.

Each of the options granted to the named executive officers in 2008 vests in four equal annual installments commencing on the first anniversary of the grant date. The exercise price of the options is equal to the fair market value of Cougar’s common stock on the date of grant, which is determined by the closing sale price of Cougar’s common stock on such date. The Compensation Committee believes that the above option grants, taken together with the named executive officers’ prior equity positions, are consistent with providing each named executive officer with an ongoing equity position in the Company that is competitive with similarly situated executive officers at companies included in the peer group and that fosters an ownership culture focused on long-term performance.

Post-Termination Compensation

The Company recently adopted, in connection with the Merger, a severance plan for executive officers generally, but has previously provided for severance payments to executive officers through individual employment agreements with such officers. The terms of these post-termination benefits for each named executive officer is described more fully below under the caption “2008 Potential Payments upon Termination or Change of Control Table” and “Employment Agreements with Executives.”

Please see the Schedule 14D-9, under “Agreements with Cougar’s Chief Executive Officer,” “Severance Plan,” “Transaction Bonus Plan,” and “Summary of Certain Payments and Benefits Relating to the Offer” for severance compensation that might be paid the named executive officers in connection with the Merger.

The Compensation Committee believes these severance benefits are important to protect the Company’s officers from being involuntary terminated prior to or after a change of control and that the amounts are reasonable when compared with similar arrangements adopted by companies in the peer group. In addition, the Compensation Committee believes that these severance benefits align executive and stockholder interests by enabling the executive officers to consider corporate transactions that are in the best interests of the stockholders and other constituents of the Company without undue concern over whether the transactions may jeopardize the officers’ own employment.

Cougar has entered into an employment agreement with its Chairman and Chief Executive Officer, as well as executive severance agreements with each of its other Named Executive Officers, each of which provides for severance benefits upon certain terminations of employment.

Employment Agreements with Executives

Chief Executive Officer and President

In connection with entering into the Merger Agreement, Mr. Auerbach has entered into an Amended and Restated Employment Agreement with the Company, and a Retention Agreement with the Company and Johnson & Johnson which amends his employment agreement. The following information describes Mr. Auerbach’s employment agreement as in effect as of December 31, 2008. A description of the Amended and Restated Employment Agreement and the Retention Agreement, and an estimate of payments and benefits to be paid to Mr. Auerbach in connection with the Merger, is found in the Schedule 14D-9, under “Agreements with Cougar’s Chief Executive Officer,” and “Summary of Certain Payments and Benefits Relating to the Offer.”

In September 2006, we entered into an employment agreement with Alan H. Auerbach, our Chief Executive Officer and President. Pursuant to the agreement, Mr. Auerbach was originally entitled to receive an annual base salary of $300,000, which was retroactive to May 16, 2006. In June 2007, Mr. Auerbach’s base salary was increased to $330,000. The September 2006 agreement also provided that Mr. Auerbach is eligible for an annual bonus of up to $50,000 for each year of his employment term to be determined at the discretion of our Board based upon Mr. Auerbach’s performance. Additionally, the agreement provided that Mr. Auerbach is eligible for one-time milestone-based bonus payments, as follows: (i) $100,000 upon such time that our market capitalization is at least $150 million; (ii) $250,000 upon such time that our market capitalization is at least $250 million; (iii) $1,000,000 upon such time that our market capitalization is at least $500 million; and (iv) $2,000,000 upon such time that our market capitalization is at least $1 billion. All but the last of these bonus milestones were achieved and the related bonuses paid during 2007. Pursuant to the agreement, we also issued Mr. Auerbach a ten-year option, under our 2003 Stock Option Plan, to purchase 336,139 shares of our common stock at an exercise price of $4.50 per share, which our Board determined was the fair market value of our common stock on the grant date. The option vests in four equal annual installments commencing on May 16, 2007.

In June 2007, the Board awarded Mr. Auerbach a discretionary cash bonus of $50,000 pursuant to the terms of his employment agreement. Additionally, we granted Mr. Auerbach a 10-year option, pursuant to our 2003 Stock Option Plan, to purchase 100,000 shares of our common stock at an exercise price of $24.50. The option vests in four equal and annual installments, commencing June 11, 2008.

In September 2008, we and Mr. Auerbach amended and restated the September 2006 employment agreement, primarily to modify the benefits payable to Mr. Auerbach in the event his employment is terminated in connection with a “change of control.” As amended, Mr. Auerbach is entitled to receive a lump sum payment equal to the sum of (1) twice his current base salary, (2) the maximum amount of discretionary bonus to which he was eligible to receive in the year of termination, plus (3) the cash value of any accrued but unused vacation time through the date of termination. In addition, all unvested equity-based compensation will immediately vest and remain exercisable for a period of 12 months. Mr. Auerbach is also entitled to continuation of health insurance benefits for 12 months and a gross-up payment in the event his severance benefits constitute a “parachute payment” under applicable tax laws. In the event we terminate Mr. Auerbach’s employment other than in connection with a change of control, without “cause” and other than as a result of his death or disability, or if Mr. Auerbach resigns his employment as a result of our breach of any provision of his employment agreement following 30 days notice and opportunity to cure, he is entitled to continue receiving his annual base salary for a period of one year, as well as a lump sum amount equal to the sum of the cash value of any accrued but unused vacation time, earned but unpaid bonuses, and expense reimbursement amounts owed through the date of termination.

In addition to the severance benefits, Mr. Auerbach’s base salary was increased to $470,000, which increase was retroactive to June 1, 2008, and the annual discretionary bonus to which Mr. Auerbach is eligible increased from an amount of up to $50,000 to an amount up to 50 percent of his base salary. Mr. Auerbach’s employment agreement has a term of one year, and annually renews for one year periods thereafter unless either party gives the other 60 days written notice prior to the end of term, or any renewal term, that such term is not to be extended.

For purposes of Mr. Auerbach’s amended and restated employment agreement, the term “cause” means (i) the willful failure, disregard or refusal by Mr. Auerbach to perform his duties; (ii) any willful, intentional or grossly negligent act by Mr. Auerbach having the effect of injuring in a material way, as determined by our Board in good faith, our business or reputation; (iii) Mr. Auerbach’s willful misconduct with respect to his duties and obligations, including insubordination with respect to directions of our Board; (iv) Mr. Auerbach’s conviction of any felony or misdemeanor involving moral turpitude; (v) our determination, after a reasonable and good faith investigation following a written allegation by another employee, that Mr. Auerbach engaged in some form of harassment prohibited by law, unless his actions were specifically directed by our Board; (vi) any misappropriation or embezzlement of our property; (vii) Mr. Auerbach’s breach of the representations and warranties made in his employment agreement, or of certain provisions pertaining to confidentiality, assignment of intellectual property, non-solicitation and non-disparagement; and (viii) Mr. Auerbach’s breach of any other provision of his employment agreement following 30 days notice and opportunity to cure. The term “change of control” means (a) the acquisition, directly or indirectly, by any person in one or a series of related transactions of more than 50% of our combined voting power if such person did not own more than 50% of our outstanding voting power prior to such transaction(s), or (b) the future disposition by us of all or substantially all of our business or assets in one or a series of related transactions (other than a transaction solely to effect a change of our domicile).

Senior Vice President, Finance and Treasurer

In connection with entering into the Merger Agreement, Charles R. Eyler entered into an amendment to his employment letter agreement with the Company which provides that any severance compensation and benefits to which Mr. Eyler may become eligible to receive under the Cougar Biotechnology, Inc. Severance Plan (the “Severance Plan”) shall be in lieu and full replacement of any severance compensation and benefits to which he would otherwise be entitled under the terms of his employment letter. Mr. Eyler is also eligible to participate in the Transaction Incentive Bonus Plan (the “Transaction Bonus Plan”). The following information describes Mr. Eyler’s employment agreement as in effect as of December 31, 2008. A description of the Severance Plan and Transaction Bonus Plan and an estimate of payments and benefits to be paid to Mr. Eyler in connection with the Merger, is found in the Schedule 14D-9, under “Severance Plan,” “Transaction Bonus Plan,” and “Summary of Certain Payments and Benefits Relating to the Offer.”

In August 2004, we entered into a letter agreement with Mr. Eyler to serve as our Vice President of Finance and Treasurer. Pursuant to the letter agreement, Mr. Eyler was entitled to receive an annual base salary of $140,000, and was also eligible for a bonus each year, at the discretion of our Board of Directors, of up to 50% of his base salary. Upon the commencement of his employment, Mr. Eyler also received a stock option to purchase 38,411 shares of our common stock at an exercise price of $3.91 per share. The stock option vested in two equal installments on each of the first two anniversaries of Mr. Eyler’s employment with us.

In August 2007, we entered into a letter agreement with Mr. Eyler superseding the terms of the prior August 2004 agreement. The August 2007 agreement provided that Mr. Eyler was entitled to an annual base salary of $225,000. Mr. Eyler is also eligible for a bonus each year, at the discretion of our Board of Directors, of up to $75,000. Pursuant to the letter agreement in the event we terminate Mr. Eyler’s employment for reasons other than “cause,” death or disability, he will be entitled to a severance package equal to six months of his base salary, payable over such six-month period in accordance with our normal payroll practices. Additionally, any outstanding options to purchase our common stock he holds shall continue to vest in accordance with their respective terms during the six-month period. For purposes hereof, “cause” shall mean: (i) failure to adequately perform job duties, in the good faith discretion of our Board of Directors or Chief Executive Officer; (ii) willful failure, disregard or refusal to perform, or willful misconduct in performance of, duties of employment; (iii) any willful, intentional or grossly negligent act having a negative effect on the business or reputation of Cougar or its affiliates, as determined in the good faith discretion of our Board or Chief Executive Officer; (iv) indictment of any felony or a misdemeanor involving moral turpitude (including entry of a nolo contendere plea); (v) engagement in any form of harassment prohibited by law (including, without limitation, age, sex or race discrimination); (vi) any misappropriation or embezzlement of property of Cougar or its affiliates (whether or not a misdemeanor or felony); or (vii) material breach of any other agreement with us, including without limitation any confidentiality, inventions or non-competition agreements.

In September 2008, our board of directors promoted Mr. Eyler to Senior Vice President of Finance, increased his annual base salary to $250,000, awarded him a discretionary bonus for the previous year of service in the amount of $85,000, and granted an option to purchase 25,000 shares of common stock, vesting in four annual installments commencing September 2009.

Executive Vice President, Clinical Research & Development and Chief Medical Officer

In connection with entering into the Merger Agreement, Arturo Molina, M.D., is eligible to participate in the Severance Plan and Transaction Bonus Plan. The following information describes Dr. Molina’s employment agreement as in effect as of December 31, 2008. A description of the Severance Plan and the Transaction Bonus Plan and an estimate of payments and benefits to be paid to Dr. Molina in connection with the Merger, is found in Schedule 14D-9, under “Severance Plan,” “Transaction Bonus Plan,” and “Summary of Certain Payments and Benefits Relating to the Offer.”

On March 2007 we entered into a letter agreement with Dr. Molina to serve as our Senior Vice President of Clinical Research and Development. Pursuant to the letter agreement, Dr. Molina was entitled to receive an annual base salary of $300,000, which was increased to $340,000 in August 2008. Dr. Molina is also eligible for a bonus each year, at the discretion of our Board of Directors, of up to 30% of his base salary. Dr. Molina received in 2007 a one-time bonus of $108,000 to be used toward his relocation expenses. Should Dr. Molina’s employment with us terminate prior to the first anniversary of his date of hire, he will be required to repay the entire relocation payment; if his employment terminates subsequent to the first anniversary but prior to the second anniversary of the date of hire, he will be required to repay $72,000 of the relocation payment; and if his employment terminates subsequent to the second anniversary but prior to the third anniversary of his date of hire, he will be required to repay $36,000 of the relocation payment. After three consecutive years of employment, he will have no further obligation to repay all or any portion of the relocation payment. Dr. Molina also received options to purchase 160,000 shares of our common stock at an exercise price of $21.05 per share. These stock options vest annually in four equal installments on each of the first four anniversaries of Dr. Molina’s employment with us. In the event we terminate Dr. Molina’s employment within three months of a change of control of Cougar and the exercise price of the stock options he received from Cougar is higher than the per share market value of common stock on the date of termination, he will be entitled to a severance payment equal to six months of his base salary, payable over such period in accordance with our normal payroll procedures. For purposes of this provision, “change of control” means (i) the acquisition, directly or indirectly, following the date hereof by any person (as such term is defined in Section 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended), in one transaction or a series of related transactions, of securities of Cougar representing in excess of 50% or more of the combined voting power of Cougar’s then outstanding securities if such person or entity, or related or its affiliate(s) do not own in excess of 50% of such voting power on the date of the letter agreement, or (ii) future disposition (whether direct or indirect, by sale of assets or stock, merger, consolidation or otherwise) of all or substantially all of its business and/or assets in one transaction or series of related transactions (other than a merger effected exclusively for the purpose of changing our domicile).

In August 2008, Dr. Molina was awarded a 10-year stock option to purchase 65,000 shares of our common stock at an exercise price of $34.09. The right to purchase the shares subject to the option vests in four equal annual installments commencing on the first anniversary of the grant date. Dr. Molina was also promoted to Chief Medical Officer and Executive Vice President, Clinical Research & Development in August 2008.

Senior Vice President of Regulatory Affairs and Quality Assurance

In connection with entering into the Merger Agreement, Richard B. Phillips, Ph.D., is eligible to participate in the Severance Plan and Transaction Bonus Plan. The following information describes Dr. Phillip’s employment agreement as in effect as of December 31, 2008. A description of the Severance Plan and the Transaction Bonus Plan and an estimate of payments and benefits to be paid to Dr. Phillips in connection with the Merger, is found in Schedule 14D-9, under “Severance Plan,” “Transaction Bonus Plan,” and “Summary of Certain Payments and Benefits Relating to the Offer.”

On December 2006, the Company entered into a letter agreement with Dr. Phillips, our Senior Vice President of Regulatory Affairs and Quality Assurance. Pursuant to the letter agreement, Dr. Phillips was entitled to an annual base salary of $220,000, which was increased to $250,000 in March 2008. Dr. Phillips is also eligible for a bonus each year, at the discretion of our Board of Directors, of up to 30% of his base salary. Upon the commencement of his employment, Dr. Phillips also received options to purchase 90,000 shares of our common stock at an exercise price of $4.50 per share. These stock options vest annually in three equal installments on each of the first three anniversaries of his employment with us. Dr. Phillip’s letter agreement does not provide for any payments in connection with the termination of his employment or upon a change of control of our company. In August 2008, Dr. Phillips was awarded an additional 10-year stock option to purchase 60,000 shares of common stock, which is also exercisable at a price per share of $34.09. The right to purchase the shares subject to the option vests in four equal annual installments commencing in August 2009.

2008 Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to (i) each individual serving as a principal executive officer during the Company’s last completed fiscal year; (ii) each individual serving as a principal financial officer during the Company’s last completed fiscal year; and (iii) each other individual that served as an executive officer at the conclusion of the fiscal year ended December 31, 2008 and who received in excess of $100,000 in the form of salary and bonus during such fiscal year (collectively, the “named executives”).

					Non-Equity
				Option	Incentive Plan		All Other
Name and Principal Position	Year	Salary	Bonus(1)	Awards(2)	Compensation		Compensation		Total

Alan H. Auerbach	2008	$411,666	$50,000	$1,146,865	$0		$14,060	(3)	$1,622,591
Chief Executive Officer and President	2007	316,827	50,000	517,103	1,350,000	(4)	11,059	(5)	2,244,989
	2006	262,500	150,000	781,346	0		8,854	(6)	1,202,700
Charles R. Eyler	2008	$232,067	$85,000	$214,881	$0		$10,388	(7)	$542,336
Senior VP, Finance and Treasurer	2007	170,173	70,000	72,573	16,000	(8)	9,396	(9)	338,142
	2006	140,000	40,000	7,722	0		8,800	(10)	196,522
Arturo M. Molina, M.D., MS, FACP	2008	$396,077	$90,000	$748,628	$0		$622		$1,165,327
Executive VP, R&D and CMO	2007	195,576	0	394,217	0		108,306	(11)	698,099
	2006	—	—	—	—		—	(12)	—
Richard B. Phillips	2008	$247,500	$66,000	$224,719	$0		$10,276		$548,495
Senior VP, Regulatory Affairs	2007	204,205	0	87,509	0		6,636	(13)	298,350
and Quality Assurance	2006	—	—	—	—		—	(14)	—

(1)	Cougar executives are eligible for discretionary annual bonuses based on their performance for each year of employment, each such year commencing on the anniversary of such employee’s date of hire. Bonuses are granted at the discretion of the Board of Directors. The factors considered by the Board in determining whether to grant executives a bonus are described under the caption “— Compensation Discussion and Analysis — Components of the Company’s Compensation Program — Cash Bonuses” above in this section of the Proxy Statement.

(2)	The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to the indicated fiscal year in accordance with FAS 123(R). These amounts have been calculated in accordance with FAS 123(R) using the Black-Scholes option pricing model, but in accordance with SEC rules, exclude the impact of estimated forfeiture related to service-based vesting conditions. The assumptions used in these calculations are described in Note 3 to Cougar’s annual financial statements for the year ended December 31, 2008 included in the Company’s Annual Report on Form 10-K for fiscal year 2008.

(3)	Represents (i) a 401(k) matching contribution in the amount of $9,200 and (ii) $4,860 of imputed income relating to life insurance payments made on behalf of Mr. Auerbach.

(4)	Pursuant to the terms of his employment agreement, Mr. Auerbach was awarded two incentive bonuses in aggregate amount of $1,350,000 based on the Company’s aggregate market capitalization reaching certain levels in 2007. See “Employment Agreements with Executives” above for additional detail relating to the incentive bonus payments.

(5)	Represents (i) a 401(k) matching contribution in the amount of $8,800 and (ii) $2,259 of imputed income relating to life insurance payments made on behalf of Mr. Auerbach.

(6)	Represents (i) a 401(k) matching contribution in the amount of $8,800 and (ii) $54 of imputed income relating to life insurance payments made on behalf of Mr. Auerbach.

(7)	Represents a 401(k) matching contribution in the amount of $9,200 and $1,188 of imputed income relating to life insurance payments made on behalf of Mr. Eyler.

(8)	Represents an incentive bonus of $16,000 payable to Mr. Eyler paid in April 2007 because the Company did not incur a material weakness relating to internal control over financial reporting for the fiscal quarter ended September 30, 2006 and Cougar’s fiscal year ended December 31, 2006.

(9)	Represents a 401(k) matching contribution in the amount of $8,800 and $596 of imputed income relating to life insurance payments made on behalf of Mr. Eyler.

(10)	Represents a 401(k) matching contribution made on behalf of Mr. Eyler.

(11)	Represents $622 of imputed income relating to life insurance payments made on behalf of Dr. Molina.

(12)	Represents a relocation allowance of $108,000 and $306 of imputed income relating to life insurance payments made on behalf of Dr. Molina.

(13)	Represents a 401(k) matching contribution in the amount of $9,200 and $1,076 of imputed income relating to life insurance payments made on behalf of Mr. Phillips.

(14)	Represents a 401(k) matching contribution in the amount of $5,078 and $1,558 of imputed income relating to life insurance payments made on behalf of Mr. Phillips.

2008 Grants of Plan-Based Awards Table

The following table sets forth information regarding each option granted to named executive officers during the fiscal year ended December 31, 2008.

		All Other
		Option Awards:
		Number of	Exercise or	Grant Date
		Securities	Base Price of	Fair Value of
Name	Grant Date	Underlying Options(1)	Option Awards	Option Awards

Alan H. Auerbach	6/3/2008	150,000	$28.43	$2,887,500
Charles R. Eyler	9/22/2008	25,000	$36.93	$561,500
Arturo M. Molina	8/1/2008	65,000	$34.09	$1,352,650
Richard B. Phillips	8/1/2008	60,000	$34.09	$1,248,600

(1)	All options granted pursuant to the Company’s 2003 Stock Option Plan, as amended.

2008 Outstanding Equity Awards At Fiscal Year-End Table

The following table sets forth information regarding each unexercised option held by each of the named executive officers as of December 31, 2008.

	Option Awards(1)
	Number of
	Securities		Securities
	Underlying		Underlying
	Unexercised		Unexercised		Option	Option
	Options		Options		Exercise	Expiration
Name	Exercisable		Unexercisable		Price	Date

Alan H. Auerbach	288,083	(2)	—	(2)	$0.39	1/1/2014
	90,650	(3)	—		$4.76	2/27/2016
	161,326	(3)	—		$4.50	3/9/2016
	168,070		168,069	(4)	$4.50	9/26/2016
	25,000		75,000	(5)	$24.50	6/11/2017
	—		150,000	(6)	$28.43	6/3/2018
Charles R. Eyler	38,411		—	(7)	$3.91	8/23/2014
	10,000		5,000	(8)	$4.50	9/6/2016
	10,000		30,000	(9)	$22.50	8/23/2017
	—		25,000	(10)	$36.93	9/22/2018
Arturo M. Molina	40,000		120,000	(11)	$21.05	5/7/2017
	—		65,000	(12)	$34.09	8/1/2018
Richard B. Phillips	—		60,000	(13)	$4.05	1/29/2017
	—		60,000	(14)	$34.09	8/1/2008

(1)	All options granted pursuant to the 2003 Stock Option Plan, as amended.

(2)	Options vested in equal amounts annually over four years, commencing on January 1, 2005.

(3)	Options vested upon completion of the Company’s April 3, 2006 private placement offering.

(4)	Options vest in equal amounts annually over four years commencing on May 16, 2007, subject to Mr. Auerbach’s continued employment with the Company on each such date.

(5)	Options vest in equal amounts annually over four years, commencing on June 11, 2008, subject to Mr. Auerbach’s continued employment with the Company on each such date.

(6)	Options vest in equal amounts annually over four years, commencing on June 3, 2009, subject to Mr. Auerbach’s continued employment with the Company on each such date.

(7)	Options vested in equal amounts annually over two years, commencing on August 5, 2005.

(8)	Options vest in equal amounts annually over three years commencing on June 28, 2007, subject to Mr. Eyler’s continued employment with the Company on each such date.

(9)	Options vest in equal amounts annually over four years, commencing on August 23, 2008, subject to Mr. Eyler’s continued employment with the Company on each such date.

(10)	Options vest in equal amounts annually over four years, commencing on September 22, 2009, subject to Mr. Eyler’s continued employment with the Company on each such date.

(11)	Options vest in equal amounts annually over four years, commencing on May 7, 2008, subject to Dr. Molina’s continued employment with the Company on each such date.

(12)	Options vest in equal amounts annually over four years, commencing on August 1, 2009, subject to Dr. Molina’s continued employment with the Company on each such date.

(13)	Options vest in equal amounts annually over two years, commencing on January 27, 2009, subject to Mr. Phillips’ continued employment with the Company on each such date.

(14)	Options vest in equal amounts annually over four years, commencing on August 1, 2009, subject to Mr. Phillips’ continued employment with the Company on each such date.

2008 Potential Payments upon Termination or Change of Control Table

The following table reflects the potential payments and benefits to which the named executive officers would be entitled under their respective employment agreements. The amounts shown in the table below assume that each termination was effective as of December 31, 2008. See “Employment Agreements with Executives” above for a narrative description of the severance and change of control arrangements with the named executive officers.

See the Schedule 14D-9, under “Summary of Certain Payments and Benefits Relating to the Offer” for potential payments and benefits to which the named executive officers would be entitled to in connection with the Merger.

		Payments/Benefits Upon
		Involuntary Termination
		Other than in
		connection with a		In connection with a
Name	Type of Payment/Benefit	change of control		change of control

Alan H. Auerbach(1)	Continuation of base salary	$470,000		—
	Lump sum payment	$54,231	(2)	$1,229,231	(3)
	Continuation of health benefits	—		$5,352	(4)
	Option acceleration	—		$3,725,984	(5)
	Total	$524,231		$4,960,567
Charles R. Eyler	Continuation of base salary	$125,000		$125,000
	Vacation payout	$28,846		$28,846
	Total	$153,846		$153,846
Arturo M. Molina(6)	Vacation payout	$25,785		$25,785
	Total	$25,785		$25,785
Richard B. Phillips	Vacation payout	$5,645		$5,645
	Total	$5,645		$5,645

(1)	In addition to the severance benefits listed in the table above, Mr. Auerbach is also entitled to a gross-up payment in the event his severance benefits constitute a “parachute payment” under applicable tax laws.

(2)	Represents the cash value of Mr. Auerbach’s accrued but unused vacation time as of December 31, 2008.

(3)	Consists of (i) $940,000, representing an amount equal to twice Mr. Auerbach’s current base salary, (ii) $235,000, the maximum amount of discretionary bonus to which Mr. Auerbach was eligible to receive in 2008, and (iii) $54,231, the cash value of Mr. Auerbach’s accrued but unused vacation time as of December 31, 2008.

(4)	Represents payment of Mr. Auerbach’s COBRA premiums for a period of 12 months.

(5)	The value of stock option vesting acceleration is based on the closing stock price of $26.00 per share for Cougar common stock as reported on NASDAQ on December 31, 2008 with respect to in-the-money unvested stock option shares minus the exercise price of such unvested stock option shares.

(6)	Pursuant to the terms of Dr. Molina’s employment agreement, if he is terminated within three months of a change of control, and the exercise price of the stock options he received under the agreement is higher than the per share market value of Cougar common stock on the date of termination, he will be entitled to a severance package equal to continued payment of his base salary for six months. As of December 31, 2008, the stock options were in-the-money, and Dr. Molina was therefore not entitled to any severance benefits other than the cash value of any accrued but unused vacation time through the date of termination.

Director Compensation

In June 2006, as amended on June 11, 2007, the Board of Directors adopted a non-employee director compensation program. Pursuant to the compensation program, each non-employee director serving on the Board is entitled to receive an annual retainer of $25,000, plus $2,500 for each board meeting attended in person and $1,000 for each meeting attended telephonically. Additionally, upon initial appointment to the Board and thereafter upon election by Cougar stockholders at an annual meeting, each non-employee director is entitled to receive an option grant to purchase 30,000 shares of Cougar’s common stock at an exercise price equal to the fair market value of the common stock on the date of grant, such options to vest in equal parts annually over three years. Thereafter, non-employee directors are entitled to an annual stock option grant to purchase 10,000 shares of Cougar common stock at an exercise price equal to the fair market value of the common stock on the date of grant, such options to vest in equal parts annually over three years, upon their election by the stockholders. In addition, the chair of the audit committee of the Board of Directors is also entitled to receive an annual retained of $10,000 and each other member of the audit committee shall be entitled to an annual retainer of $5,000, plus $1,500 for each committee meeting attended in person or $750 for each meeting attended telephonically.

2008 Director Compensation Table

The following table provides information concerning the compensation of Cougar’s non-employee directors for the year ended December 31, 2008:

	Fees Earned or	Option	All Other
Name	Paid in Cash	Awards(1)	Compensation		Total

Arie S. Belldegrun, M.D.	$32,500	$125,859	$676,316	(2)(3)	$834,675
Harold J. Meyers	$46,250	$123,703	$0		$169,953
Michael S. Richman	$32,500	$125,396	$0		$157,896
Russell H. Ellison, M.D.	$32,500	$123,506	$0		$156,006
Samuel R. Saks, M.D.(4)	$41,250	$152,857	$0		$194,107
Thomas R. Malley	$41,250	$207,000	$0		$248,250

(1)	Amount reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008 in accordance with SFAS 123(R) of stock option awards, relating to stock option grants to purchase shares of Cougar common stock, at an exercise price equal to the fair market value of Cougar common stock on the dates of each grant, to each of the Company’s non-employee directors pursuant to the terms of the Company’s director compensation plan. Assumptions used in the calculation of this amount for non-employees are identified in Note 3 to Cougar’s financial statements for the year ended December 31, 2008 included in Cougar’s Annual Report.

(2)	Represents consulting compensation paid to Dr. Belldegrun relating to (i) a monthly consulting fee of $16,666 paid pursuant to the terms of the Company’s Scientific Advisory Agreement, as amended, entered into with Dr. Belldegrun, and (ii) option grants to Dr. Belldegrun as described in footnote (3) below. For more detail with respect to the Company’s consulting arrangement with Dr. Belldegrun, see the caption entitled “— Scientific Advisory Agreement” below.

(3)	Includes $476,316, which constitutes the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008 in accordance with the provisions of SFAS 123 and EITF 96-18 of the following stock option awards issued to Dr. Belldegrun for his consulting services pursuant to the Company’s Scientific Advisory Agreement: (i) an option to purchase 38,411 shares at an exercise price of $0.39 per share granted in August 2004, and amended in December 2006 to adjust the exercise price to $2.60 per share, the fair market value of Cougar common stock on the date of original grant pursuant to the terms of Section 409A of the Internal Revenue Code; and (ii) an option to purchase 200,000 shares at an exercise price of $4.50 per share granted in September 2006. With respect to (i) herein, the compensation cost reflects the incremental fair value of such option as modified, in accordance with SFAS 123R.

(4)	Pursuant to a letter agreement with Dr. Saks, upon his appointment on September 12, 2007, the Company granted Dr. Saks a 10-year stock option to purchase 45,000 shares of Cougar common stock at an exercise price of $23.41 per share. The right to purchase the shares subject to the option vests in five annual installments of 10,000, 12,500, 15,000, 5,000 and 2,500 shares, respectively, commencing on the first anniversary of Dr. Saks’ appointment; provided, that upon a change of control (as that term is defined in the 2003 Stock Option Plan) the entire option vests and will remain exercisable for the remainder of the 10-year term. This option was issued in lieu of the standard 30,000 share option grant issuable to newly-appointed non-employee directors in accordance with the terms of the Company’s standard director compensation plan. Dr. Saks agreed to forego the next two annual 10,000 share option grants that would be issuable in accordance with the non-employee director compensation plan upon his election by the stockholders. Subject to the foregoing, Dr. Saks will otherwise be entitled to receive the compensation and benefits provided by the non-employee director compensation plan.

Scientific Advisory Agreement

The Company entered into a Scientific Advisory Agreement dated January 1, 2004, as amended August 24, 2004, with Dr. Arie Belldegrun to serve as Chairman of Cougar’s Scientific Advisory Board and as a member of the Board of Directors. Pursuant to the Scientific Advisory Agreement, Dr. Belldegrun receives an annual payment of $200,000 per year. Additionally, for each new technology that Cougar in-licenses or otherwise acquires that is first introduced to the Company by or through Dr. Belldegrun, or for which Dr. Belldegrun actively participates in the evaluation process (as determined by the Chief Executive Officer), Cougar is to make milestone payments to Dr. Belldegrun ranging from $50,000 to $150,000 for each such technology, depending on the clinical phase trials such technology is undergoing or has completed. Furthermore, pursuant to the Scientific Advisory Agreement, Cougar is to make a payment of $100,000 to Dr. Belldegrun in the event he assists in preparation for and participation in meetings with potential investors relating to an offering of securities with minimum proceeds of at least $5,000,000, provided that only one such payment shall be made per year. The Scientific Advisory Agreement has a term of four years, and annually renews for one year periods thereafter unless either party gives the other 30 days written notice prior to the end of term, or any renewal term, that such term is not to be extended. In the event Cougar terminates the Scientific Advisory Agreement prior to the end of the then current term for any reason other than gross negligence, willful misconduct or fraud on the part of Dr. Belldegrun, the Company will be obligated to pay Dr. Belldegrun all amounts owed to him for the remainder of the calendar year in which termination occurs, and all stock options that would otherwise have vested in such calendar year shall automatically vest upon such termination. The Scientific Advisory Agreement contains other customary terms and provisions that are standard in the industry. In conjunction with execution of the original Scientific Advisory Agreement in January 2004, the Company granted Dr. Belldegrun options to purchase an aggregate of 153,644 shares of Cougar common stock at an exercise price of $0.39 per share.

Pursuant to the amendment of the Scientific Advisory Agreement in August 2004, Cougar issued Dr. Belldegrun an additional option to purchase 38,411 shares of common stock at an exercise price of $0.39 per share. The fair market value of Cougar common stock on the date of such amendment was $2.60 per share.

During 2005, the Board of Directors approved bonuses in the aggregate of $150,000 to Dr. Belldegrun, including a $50,000 bonus in connection with the in-licensing of one of the product candidates. The remaining $100,000 bonus was in connection with Dr. Belldegrun’s participation in the Company’s private placement offering. Dr. Belldegrun, Chief of the Division of Urologic Oncology at the David Geffen School of Medicine at the University of California, Los Angeles (UCLA), responded to scientific and clinical questions from potential and actual investors relating to Cougar’s drugs and their development, including how such drugs could be used in clinical practice should the Company obtain the necessary regulatory approval. These bonuses were paid in April 2006.

In February 2006 the Company granted Dr. Belldegrun options to purchase 90,650 shares of Cougar common stock at an exercise price of $4.82 per share. Additionally, in March 2006 the Company granted Dr. Belldegrun options to purchase an additional 161,326 shares of Cougar common stock at an exercise price of $4.50 per share. All of these options vested upon completion of the Company’s private placement offering completed on April 3, 2006.

In September 2006, the Company granted to Dr. Belldegrun a 10-year stock option to purchase 200,000 shares of Cougar common stock at an exercise price of $4.50 per share. The option, which was approved by the Board of Directors, vests in four equal installments commencing September 2007.

On December 29, 2006, the Company and Dr. Belldegrun agreed to amend the terms of the agreement relating to his option to purchase 38,411 shares of Cougar common stock granted in August 2004 to increase the exercise price of the underlying option to $2.60 per share, the fair market value of Cougar common stock on the date of grant, in order to comply with Section 409A of the Internal Revenue Code of 1986, as amended. In order to compensate Dr. Belldegrun for the increased exercise price, the Company also issued Dr. Belldegrun 18,864 shares of restricted common stock, all of which vested on January 2, 2007.

REPORT OF THE COMPENSATION COMMITTEE*

The Compensation Committee of the Board of Directors has reviewed and discussed the “Compensation Discussion and Analysis” contained in this Information Statement with management. Based on the Compensation Committee’s review of and the discussions with management with respect to the “Compensation Discussion and Analysis,” the Compensation Committee recommended to the Board of Directors that the “Compensation Discussion and Analysis” be included in this Information Statement for filing with the SEC.

From the members of the Compensation Committee of the Board of Directors:

Michael S. Richman (Chair)
Thomas R. Malley
Samuel R. Saks, M.D.

*	The material in this report is not “soliciting material,” is not deemed “filed” with the SEC, and is not to be incorporated by reference into any filing of Cougar under the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

COMPENSATION COMMITTEE INTERLOCKS
AND INSIDER PARTICIPATION

During the fiscal year ended December 31, 2008, there were no interlocking relationships between the Board of Directors or the Compensation Committee and the board of directors or compensation committee of any other company.

May 21, 2009

The Board of Directors
Cougar Biotechnology, Inc.
10990 Wilshire Boulevard, Suite 1200
Los Angeles, California 90024

Members of the Board of Directors:

We understand that Cougar Biotechnology, Inc. (“Cougar”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”) among Cougar, Johnson & Johnson (“J&J”) and Kite Merger Sub, Inc., a wholly owned subsidiary of J&J (“Acquisition Sub”). Pursuant to the Agreement, among other things, (i) Acquisition Sub will commence a tender offer to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of Cougar (“Cougar Common Stock”) for $43.00 per share (the “Offer Price”) in cash (the “Offer”) and (ii) after acquiring shares of Cougar Common Stock in accordance with the Offer, Acquisition Sub will merge with and into Cougar (the “Merger” and together with the Offer, the “Transaction”), pursuant to which each share of Cougar Common Stock, other than shares of Cougar Common Stock held in treasury or held by J&J, Acquisition Sub or any of their respective subsidiaries, or any Dissenting Shares (as such term is defined in the Agreement), will be converted into the right to receive the Offer Price. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Cougar Common Stock (other than J&J and its affiliates) of the Offer Price to be received by such holders in the Transaction.

In connection with this opinion, we have, among other things:

(i) reviewed certain publicly available business and financial information relating to Cougar;

(ii) reviewed certain internal financial and operating information with respect to the business, operations and prospects of Cougar furnished to or discussed with us by the management of Cougar, including certain financial forecasts relating to Cougar prepared by the management of Cougar (such forecasts, “Cougar Forecasts”);

(iii) discussed the past and current business, operations, financial condition and prospects of Cougar with members of senior management of Cougar;

(iv) reviewed the trading history for Cougar Common Stock and a comparison of that trading history with the trading histories of other companies we deemed relevant;

(v) compared certain financial and stock market information of Cougar with similar information of other companies we deemed relevant;

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The Board of Directors
Cougar Biotechnology, Inc.
May 21, 2009

(vi) compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(vii) considered the results of our efforts to solicit, at the direction of Cougar, indications of interest and definitive proposals from third parties with respect to a possible acquisition of all or a portion of Cougar;

(viii) reviewed a draft, dated May 18, 2009, of the Agreement (the “Draft Agreement”); and

(ix) performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Cougar that it is not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Cougar Forecasts, we have been advised by Cougar, and have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Cougar as to the future financial performance of Cougar. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Cougar, nor have we made any physical inspection of the properties or assets of Cougar. We have not evaluated the solvency of Cougar or J&J under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at Cougar’s direction, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Cougar or the contemplated benefits of the Transaction. We have also assumed, at the direction of Cougar, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Offer Price to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. Our opinion is limited to the fairness, from a financial point of view, of the Offer Price to the holders of Cougar Common Stock (other than J&J and its affiliates) and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any other class of securities, creditors or other constituencies of Cougar. In addition, no opinion or view is expressed with respect to the fairness of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Offer Price. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Cougar or in which Cougar might engage or as to the underlying business decision of Cougar to proceed with or effect the Transaction. In addition, we express no opinion or recommendation to any stockholder as to whether such stockholder should tender any Cougar Common Stock pursuant to the Offer or how such stockholder should vote or act in connection with the Transaction.

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The Board of Directors
Cougar Biotechnology, Inc.
May 21, 2009

We have acted as financial advisor to the Board of Directors of Cougar in connection with the Transaction and will receive a fee for our services, which is contingent upon consummation of the Transaction. In addition, Cougar has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities trading and brokerage activities and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of corporations and individuals. In the ordinary course of our businesses, we and our affiliates may actively trade the debt, equity or other securities or financial instruments (including bank loans or other obligations) of Cougar, J&J and certain of their respective affiliates for our own account or for the accounts of customers, and accordingly, we or our affiliates at any time may hold long or short positions in such securities or financial instruments.

We and our affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to J&J and have received or in the future may receive compensation for the rendering of these services, including having (i) acted or acting as manager for certain debt offerings and lender under certain credit and leasing facilities and (ii) provided or providing certain commodity, derivatives and foreign exchange trading and treasury and cash management services to J&J and certain of its affiliates. In addition, Banc of America Specialist Inc., an affiliate of ours, acts as a specialist for J&J common stock on the New York Stock Exchange.

It is understood that this letter is for the benefit and use of the Board of Directors of Cougar in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our U.S. Fairness Opinion (and Valuation Letter) Committee.

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The Board of Directors
Cougar Biotechnology, Inc.
May 21, 2009

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Offer Price to be received in the Transaction by holders of Cougar Common Stock (other than J&J and its affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

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Annex II.B

CONFIDENTIAL

May 21, 2009

Board of Directors
Cougar Biotechnology, Inc.
10990 Wilshire Blvd, Suite 1200
Los Angeles, CA 90024

Members of the Board of Directors:

We understand that Cougar Biotechnology, Inc. (the “Company”), Johnson & Johnson (“Parent”) and Kite Merger Sub, Inc. (“Purchaser”) are proposing to enter into an Agreement and Plan of Merger (the (“Agreement”). The terms and conditions of the proposed Transactions (as defined below) are set out more fully in the Agreement. All capitalized terms shall have the meanings ascribed to such terms in the Agreement unless the context clearly provides otherwise.

The Agreement provides for, among other things, that subject to the terms, conditions and adjustments set forth therein, (i) the commencement by Purchaser of a tender offer (the (“Offer”) to purchase all outstanding shares of common stock, $0.0001 par value per share (the (“Common Stock”), of the Company (the (“Shares”) at a price per Share of $43.00 (such amount or such higher amount per Share that may be paid pursuant to the Offer being hereinafter referred to as the (“Offer Price”), and (ii) following the acceptance for payment of the Shares pursuant to the Offer and upon the terms and subject to the conditions set forth in the Agreement, Purchaser will be merged with and into the Company with the Company as the Surviving Corporation (the (“Merger,” and together with the Offer and the other transactions provided for in the Agreement, the (“Transactions”). Each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Company, Parent, Purchaser or any of their respective Subsidiaries, and other than Dissenting Shares) shall be converted into the right to receive an amount equal to the Offer Price, payable to the holder thereof in cash, without interest (the (“Merger Consideration”).

You have requested our opinion (the (“Opinion”) as to the fairness, from a financial point of view, of the Offer Price and the Merger Consideration to be received by the holders of the Shares in the proposed Transactions. This letter and our Opinion have been authorized by our Fairness Opinion Review Committee.

Our services have consisted solely of providing an Opinion. We will receive a fee from the Company for our services which is not contingent on the consummation of the Transactions. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of our engagement. We are a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the ordinary course of business, we and our affiliates have in the past and may, in the future, provide commercial and investment banking services to the Company, the Parent or their respective affiliates and have received and would expect to receive customary fees for the rendering of such services. In connection with unrelated matters, we or our affiliates acted as sole placement agent and as lead placement agent, respectively, for two private placements of Common Stock of the Company that were consummated in May 2007 and December 2007. In the ordinary course of our trading and brokerage activities, we or our affiliates have in the past and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of the Company, Parent or their respective affiliates.

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Board of Directors
Cougar Biotechnology, Inc.
May 21, 2009

In connection with our Opinion, we have reviewed and considered such financial and other information as we have deemed relevant, including, among other things:

(i) a draft of the Agreement dated May 18, 2009;

(ii) certain financial and other business information of the Company furnished to us by the Company’s management;

(iii) certain periodic reports and other publicly available information regarding the Company and the Parent;

(iv) the historical prices, trading multiples and trading volumes of the Shares;

(v) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed relevant to similar data for the Company;

(vi) compared the financial terms of the proposed Transactions with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant; and

(vii) such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this letter and the Opinion.

In conducting our review and analysis and in arriving at our Opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us, or publicly available. We have not undertaken any responsibility for independently verifying, and did not independently verify the accuracy, completeness or reasonableness of any such information. With respect to financial forecasts for the Company that were provided to us and that we have reviewed, we have been advised, and we have assumed, with your consent, that such forecasts have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments of the management of the Company, as to the future financial condition and performance of the Company. We express no opinion with respect to such forecasts or estimates or the assumptions upon which they are based.

We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities (contingent or otherwise) of the Company or the Parent, nor have we been furnished with such materials. We have made no independent investigation of any legal, tax or accounting matters relating to the Company, and have assumed the correctness of all legal, accounting and tax advice given to the Company and its Board of Directors. We have not been requested to, and do not, express any opinion regarding the tax effect of the Transactions on the Company or the holders of the Shares. We do not express any opinion as to (i) the value of any employee agreement or other arrangement entered into in connection with the proposed Transactions, or (ii) any tax or other consequences that might result from the proposed Transactions. Our services to the Company in connection with the proposed Transactions have been comprised solely of rendering an opinion as to the fairness, from a financial point of view, of the Offer Price and the Merger Consideration to be received by the holders of the Shares in the proposed Transactions, and our Opinion does not address any other term, aspect or implication of the proposed Transactions or any other agreement or arrangement entered into in connection with the proposed Transactions. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

For purposes of rendering our Opinion, we have assumed in all respects material to our analysis, that the Offer Price and the Merger Consideration payable pursuant to the Agreement was determined through arm’s-

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Board of Directors
Cougar Biotechnology, Inc.
May 21, 2009

length negotiations between the appropriate parties, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement without material alteration or waiver thereof and that all conditions to the consummation of the proposed Transactions will be satisfied without waiver thereof or material alteration to the terms of the proposed Transactions. We have also assumed, with your consent, that the final form of the Agreement will be substantially the same as the last draft reviewed by us. In addition, we have assumed, with your consent, that the historical financial statements of the Company reviewed by us have been prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied. We have further assumed, with your consent, that as of the date hereof there has been no material adverse change in the Company’s assets, financial condition, results of operations, business or prospects since the date of the last audited financial statements made available to us which change has not been publicly disclosed prior to the date hereof.

In preparing the Opinion, we performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. We arrived at our ultimate Opinion based on the results of all analyses we undertook and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, we believe that our analyses must be considered as a whole and that selecting portions of our analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying our analyses and our Opinion.

In our analyses, we considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s control. No company, transaction or business used in our analyses as a comparison is identical to the Company or the proposed Transactions, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions analyzed. The estimates contained in our analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, our analyses are inherently subject to substantial uncertainty.

It is understood that this letter and our Opinion are intended for the sole benefit and use of the Board of Directors of the Company in its consideration of the proposed Transactions and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent; provided, that this letter may be reproduced in full in any proxy or information statement that is required by law to be disseminated to the holders of the Shares. This letter and our Opinion do not constitute a recommendation to the Board of Directors of the Company or to any holder of the Shares to take any action in connection with the proposed Transactions or otherwise. We have not been requested to opine as to, and this letter and our Opinion do not in any manner address, the Company’s underlying business decision to effect the proposed Transactions or to proceed with any other business strategy or whether the holders of the Shares would receive more or less if another strategy or transaction was undertaken. In addition, this letter and our Opinion do not address any legal or accounting matters, as to which we understand that the Company has obtained such advice as it has deemed necessary from qualified

II-B-3

Board of Directors
Cougar Biotechnology, Inc.
May 21, 2009

professionals. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of Company or any of its affiliates, or any class of such persons, relative to the consideration to be received by the holders of the Shares or with respect to the fairness of any such compensation.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Offer Price and the Merger Consideration to be received by the holders of the Shares in the proposed Transactions is fair, from a financial point of view, to such holders.

Very truly yours,

LEERINK SWANN LLC

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